   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 8, 1998



                                                      REGISTRATION NO. 333-56301

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-2

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              REALTY REFUND TRUST
           (Exact name of registrant as specified in its Declaration)
                            ------------------------

                                      OHIO
         (State or other jurisdiction of incorporation or organization)

                            1750 HUNTINGTON BUILDING
                               925 EUCLID AVENUE
                             CLEVELAND, OHIO 44115
                                 (216) 622-0046
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                                   34-6647590
                    (I.R.S. Employer Identification Number)

                                GREGORY D. BRUHN
                          EXECUTIVE VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER
                            1750 HUNTINGTON BUILDING
                               925 EUCLID AVENUE
                             CLEVELAND, OHIO 44115
                                 (216) 622-0046
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------

                                   COPIES TO:

                             JAMES B. ARONOFF, ESQ.
                           THOMPSON HINE & FLORY LLP
                                3900 KEY CENTER
                               127 PUBLIC SQUARE
                             CLEVELAND, OHIO 44114
                                 (216) 566-5504
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

     From time to time after this Registration Statement becomes effective.
                            ------------------------


    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]



    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(l) of this form, check the following box. [ ]


    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


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                                                            PROPOSED MAXIMUM   PROPOSED MAXIMUM       AMOUNT OF
       TITLE OF SECURITIES TO BE            AMOUNT TO BE     OFFERING PRICE        AGGREGATE         REGISTRATION
               REGISTERED                    REGISTERED        PER SHARE       OFFERING PRICE(1)        FEE(2)
-------------------------------------------------------------------------------------------------------------------
Shares of Beneficial Interest, without
  par value.............................     4,182,361         (1)              $18,941,222.29        $1,862.05
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------



(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c). Based on the average of the high and low sales prices per share of $4.28 as reported on the New York Stock Exchange on June 1, 1998 with respect to 2,950,743 shares included on the Registration Statement being amended hereby. Based on the average of the high and low sales prices per share of $5.125 as reported on the New York Stock Exchange on September 3, 1998 with respect to 1,231,618 additional shares included on this Amendment No. 1.



(2) A fee of $3,725.61 was previously paid upon the filing of the Registration Statement being amended hereby. The amount of the registration fee hereunder, $1,862.05, has been reduced by the amount of such previously paid fee.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              REALTY REFUND TRUST


                                   4,182,361

                         SHARES OF BENEFICIAL INTEREST,
                               WITHOUT PAR VALUE

                 TO BE OFFERED BY SEVERAL HOLDERS OF THE SHARES
                 OF BENEFICIAL INTEREST OF REALTY REFUND TRUST


     This Prospectus relates to the offering ("Offering") by certain selling stockholders ("Selling Stockholders") named herein under "Selling Stockholders" of up to 4,182,361 shares ("Shares") of beneficial interest, without par value ("Common Stock"), of Realty ReFund Trust ("Company"), which Shares have been or will be issued to the Selling Stockholders in one or more private placements, or may be issued to the Selling Stockholders upon conversion by the Selling Stockholders of Class A Units of limited partner interests ("Units") in RRF Limited Partnership, a Delaware limited partnership ("Partnership"). Under the Agreement of Limited Partnership of the Partnership, as amended ("Partnership Agreement"), the Company, as the sole general partner of the Partnership, is obligated to convert the Units, at the option of the holders thereof, for a like number of shares of Common Stock, except to the extent that the Ownership Limit (as defined herein) is reached in which case the Company may elect to purchase any Units in excess of the Ownership Limit for cash. The Units were originally issued by the Partnership in private placements for cash or interests in entities which owned and operated hotel properties. The distribution of the Shares by the Selling Stockholders is not subject to any underwriting agreement. The Company will receive none of the proceeds from the sale of Shares hereunder. All expenses of registration incurred in connection with this Offering are being borne by the Company, but all selling and other expenses incurred by Selling Stockholders will be borne by such Selling Stockholders. None of the Shares offered pursuant to this Prospectus have been registered prior to the filing of the Registration Statement of which this Prospectus is a part.



     The Common Stock of the Company, including the Shares, is listed on the New York Stock Exchange ("NYSE") under the symbol "RRF." The Company intends to change its name to "InnSuites Hospitality Trust" in September 1998. The Common Stock of the Company will then be listed on the NYSE under the symbol "IHT." The last reported sale price of Common Stock on September 4, 1998 on the NYSE was $5.125 per share. On August 31, 1998, 2,091,504 shares of Common Stock were held by 668 holders of record. To preserve its status as a real estate investment trust under the Internal Revenue Code of 1986, as amended ("REIT"), the Company limits the amount of Common Stock that may be owned by any single person or affiliated group to 4.9% of the outstanding shares and restricts the transferability thereof under certain circumstances.



     The Shares may be sold by the Selling Stockholders from time to time on the NYSE, or such other national securities exchange or automated interdealer quotation system on which the Shares are then listed, through negotiated transactions or otherwise at market prices prevailing at the time of the sale or at negotiated prices. See "PLAN OF DISTRIBUTION."


     SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OFFERED HEREBY.

     Each Selling Stockholder and any broker executing sell orders on behalf of the Selling Stockholders may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended ("Securities Act"). Commissions received by any such broker may be deemed to be underwriting commissions under the Securities Act.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 10, 1998.

                                  THE COMPANY


     Realty ReFund Trust is a self-administered equity REIT that, at August 31, 1998, owned an approximate 15.4% general partner interest in the Partnership, which presently owns directly or indirectly, together with RRF Sub Corp., a wholly-owned subsidiary of the Company, interests in ten hotels with an aggregate of 1,665 suites in Arizona and southern California (collectively, "Hotels"). The Hotels are operated as InnSuites Hotels(R). Three of the Hotels are also marketed as "Best Western(R)" and one primarily as a "Holiday Inn(R)Hotel and Suites." All of the Hotels are managed by InnSuites Innternational Hotels, Inc. ("ISIH"). Unless the context otherwise requires, all references herein to the business and assets of the Company refer to Realty ReFund Trust, the Partnership, RRF Sub Corp. and their respective subsidiaries on a consolidated basis, and all references herein to the Partnership shall include RRF Sub Corp.


     To enable the Company to qualify as a REIT, the Partnership leases the Hotels, and expects to lease any additional hotels acquired by it in the future, to Realty Hotel Lessee Corp., or a wholly-owned subsidiary thereof ("Lessee"), pursuant to leases providing for the payment of rent based primarily upon the suite revenues of such Hotels ("Percentage Leases"). The Lessee pays rent to the Partnership under the Percentage Leases and, in addition, pays all franchise fees, management fees and other operating expenses of the Hotels leased by it. The Partnership, in turn, distributes such rental payments, less expenses, to the Company.

     The Company seeks to increase operating cash flow and enhance stockholder value through both acquisitions and internal growth. The Company believes that InnSuites Hotels are particularly attractive investments because of the following factors: the favorable recognition of the InnSuites Hotels brand among consumers in the Southwest and Western regions of the United States; the leadership position of InnSuites Hotels within the market niche of middle market studio and two-room suite hotels and the relative strength of that market within the hotel industry; and the Company's positive experience and expertise with InnSuites Hotels. The Company believes that a substantial number of hotels meeting its investment criteria remain to be acquired and repositioned at attractive prices.

     The Company's growth strategy is to utilize management's expertise and knowledge of the hotel industry to acquire hotel assets and oversee the refurbishment, repositioning and management of such assets and to utilize its asset management role to improve the quality of the Hotels through upgrading and repositioning, thereby improving their revenue performance. James F. Wirth, Trustee, Chairman, Chief Executive Officer and President of the Company, has been engaged in the hotel business for approximately 27 years, including serving as Assistant to the President and Division President of Ramada Inns, where he started in 1970.


     Pursuant to the Percentage Leases, the Company will participate in any increases in Hotel revenues, thereby improving its operating cash flow. In addition, the Company may expand certain of its Hotel properties by constructing additional extended-stay suites with meeting space, if market and other conditions warrant.


     The Company was formed as an unincorporated Ohio real estate investment trust on April 28, 1971. The Company's executive offices are located at 1750 Huntington Building, 925 Euclid Avenue, Cleveland, Ohio 44115 and its telephone number is (216) 622-0046.

BUSINESS OBJECTIVES

     The Company believes that, while the lodging industry as a whole has benefitted from an improved supply/demand dynamic, the greatest opportunities for revenue growth and profitability will arise from the skillful acquisition, management and repositioning of hotel properties. An integral element of this management is the continuous evaluation of each Hotel's position in its market and the implementation, as necessary, of changes in rates, amenities and customer focus to maximize the continuing returns from the Hotels. The Company attributes the historical performance of the Hotels to the implementation of this asset management strategy.


     The Company's primary business objectives are to maximize current returns to its stockholders through increases in cash flow available for distribution and to increase long-term total returns to stockholders through appreciation in value of the Hotel assets and Common Stock. The Company will seek to achieve these objectives through participation in increased revenues from the Hotels pursuant to the Percentage Leases and by selective acquisition, ownership, redevelopment, repositioning and expansion of hotel properties. The Company will seek to continue to invest in properties where the Company's established industry and marketing expertise and other resources will enable it to improve the acquired hotel's performance.

  Business Strategy.

     The Company's strategies to meet its objectives include the following:

     Growth. The Company believes that, based on historical operating results and the strength of InnSuites Hotels' management team, portfolio and markets, the Hotels should provide the Company with the opportunity for cash flow growth through the Percentage Leases. The Company believes that the revenue and cash flow of the Hotels will be maximized by intensive management and marketing. The Company believes that Lessee's continued commitment to customer service and the experience of its management team should position the Company to capitalize on the expected continued strength in the economy and improvement in the U.S. hotel market. The Company's objectives include enhancing its competitive market position through the continuation of a regular program of renovation, capital improvement and niche marketing.

     Acquisitions. The Company believes that attractive opportunities exist to acquire additional hotel properties serving the market segment served by the Hotels. The Company plans to expand the InnSuites Hotels system in southern California and other markets in the southwestern United States where it believes newly acquired properties will, at stabilization, add to earnings. The Company expects to continue to affiliate with InnSuites Hotels(R), Holiday Inn(R), Best Western(R) and/or other franchise companies. The Company believes it has the capacity to acquire additional hotels without significantly increasing management and overhead expenses.

     Renovation and Development. Land for the addition of "extended-stay" suites may be available adjacent to four of the Hotels. Such additional suites may enable the Company to avoid duplication of overhead and capitalize on InnSuites Hotels' past success by broadening service to include weekly and/or monthly extended-stay guests while retaining the ability to offer the additional suites on a daily basis during peak travel season.

     The Company believes that a regular program of capital improvements at the Hotels, including replacement and refurbishment of furniture, fixtures and equipment, will enhance its competitiveness and maximize revenue growth under the Percentage Leases.

     As part of its ongoing renovation and capital expenditures program, the Company expects to spend approximately $1,043,000 on capital improvements at the Hotels during the 1999 fiscal year. These expenditures will be funded from Company contributions to a Capital Expenditures Fund and/or from the Hotels' revenues during that period.

     The Company may develop additional limited-service or extended-stay hotels on land that the Company may acquire contiguous to the properties currently owned or elsewhere in its current geographic markets. The Company believes that selective development of hotels in or near its existing geographic markets will enable it to take advantage of operating and marketing efficiencies to generate attractive returns on investment.


     Financing Strategy. As of April 30, 1998, the Company, on a consolidated basis, had an aggregate of $33,073,388 of outstanding debt. While its organizational documents contain no limitation on the amount of debt it may incur, the Company intends to achieve a debt to total market capitalization ratio or debt to appraised value of real estate ratio (measured at the time debt is incurred) of not more than 50% to 55%. The Company may from time to time re-evaluate its debt capitalization policy in light of economic conditions, relative costs of debt and equity capital, market values of its properties, acquisition, development and expansion opportunities, and other factors. Any indebtedness may be incurred by the Company or the Partnership. Indebtedness incurred by the Company may be in the form of bank borrowings, secured or unsecured, and publicly or privately placed debt instruments, the proceeds of which would be loaned or contributed to the Partnership. Indebtedness incurred by the Partnership may be in the form of purchase money obligations to the sellers of properties, publicly or privately placed debt instruments, further borrowings from the Company, or financing from banks, institutional investors or other lenders, any of which indebtedness may be unsecured or may be secured by mortgages or other interests in the property owned by the Partnership. This indebtedness may be with recourse to all or any part of the property of the Company or the Partnership, or recourse may be limited to the specific property to which the indebtedness relates. The proceeds from any borrowings by the Company or the Partnership may be used for the payment of distributions or dividends, for working capital, or to refinance existing indebtedness or to finance acquisitions or expansions of properties. See "FEDERAL INCOME TAX CONSIDERATIONS -- Requirements for Qualification and -- Distribution Requirements."

     The Company has entered into a $12,000,000 senior secured revolving credit facility with Pacific Century Bank ("Credit Facility"). The Company intends to use the Credit Facility to provide interim financing for property acquisitions and capital improvements in anticipation of long-term financing and to fund working capital requirements. The Credit Facility is secured by first mortgages on three of the Hotels.

                                  RISK FACTORS

     In addition to the other information contained in, or incorporated by reference into, this Prospectus, prospective investors should carefully consider the following factors in evaluating an investment in the Shares offered hereby.

                              HOTEL INDUSTRY RISKS

OPERATING RISKS

     The Hotels are subject to all operating risks common to the hotel industry. These risks include, among other things, intense competition from other hotels; potential over-building in the hotel industry, which has adversely affected occupancy, average daily rate ("ADR") and revenue per available room or suite ("REVPAR") in the past; increases in operating costs due to inflation and other factors, which increases have not always been, and may not necessarily in the future be, offset by increased suite rates; dependence on business and commercial travelers and tourism; increases in energy costs and other expenses of travel; and the effects of general and local economic conditions. Such factors could adversely affect the Lessee's ability to make lease payments and, consequently, adversely affect the Company's ability to make any required payments of principal and interest on indebtedness and to make distributions to stockholders. Further, annual adjustments to the base rent and the thresholds for the computation of percentage rent under the Percentage Leases, based upon a formula taking into account changes in the U.S. Consumer Price Index ("CPI"), would (in the absence of offsetting increases in suite revenue and in the event of any decrease in suite revenue) result in decreased revenues to the Partnership and, therefore, decreased amounts available to the Company for required payments of principal and interest on indebtedness and to make distributions to stockholders.

COMPETITION

     Competition for Guests; Operations. The hotel industry is highly competitive. Each of the Hotels experiences competition primarily from other mid-market hotels in its immediate vicinity, but also competes with other hotel properties in its geographic market. Some of the competitors of the Hotels have substantially greater marketing and financial resources than the Company and the Lessee. A number of additional hotel rooms have been added, are under development or have been announced in a number of the Company's markets, and additional hotel rooms may be developed in the future. Such additional hotel rooms have had, and may continue to have, an adverse effect on the revenues of the Hotels in such markets.

     Competition for Acquisitions. The Company may be competing for investment opportunities with entities that have substantially greater financial resources than the Company. These entities may generally be able to accept more risk than the Company prudently can manage. Competition may generally reduce the number of suitable investment opportunities offered to the Company and increase the bargaining power of property owners seeking to sell.

SEASONALITY OF HOTEL BUSINESS

     The hotel industry is seasonal in nature. Similarly, the Hotels' operations historically have been seasonal in nature, reflecting relatively higher occupancy rates at a majority of the Hotels during the first fiscal quarter of each year, and to a lesser extent, the fourth fiscal quarter, and relatively lower occupancy rates at a majority of the

Hotels during the second fiscal quarter of each year. Accordingly, seasonality can be expected to cause significant quarterly fluctuations in the Company's lease revenue, to the extent it receives percentage rent. Hotels located in southern Arizona historically experience their most profitable periods in the winter season, whereas Hotels located in northern Arizona and California historically experience their most profitable periods during the summer season, providing some balance to the general seasonality in the hotel business.

INVESTMENT CONCENTRATION IN SINGLE INDUSTRY

     The Company's current strategy is to acquire interests exclusively in hotel properties. The Company will not seek to invest in assets selected to reduce the risks associated with investments in the hotel industry and will be subject to risks inherent in concentrating investments in a single industry. Therefore, the adverse effect on the Company's lease revenue and amounts available for required payments of principal and interest on indebtedness and to make distributions to stockholders resulting from a downturn in the hotel industry will be more pronounced than if the Company had diversified its investments outside of the hotel industry.

EMPHASIS ON INNSUITES HOTELS; MARKET CONCENTRATION

     All but one of the Hotels are marketed as InnSuites Hotels (with modest marketing of that Hotel as an InnSuites affiliate). Accordingly, the Company is subject to risks inherent in concentrating the Company's investments in the InnSuites Hotels brand, such as a reduction in business following adverse publicity related to the brand, which could have an adverse effect on the Company's lease revenues and amounts available for required payments of principal and interest on indebtedness and to make distributions to stockholders.

     The Hotels are located in Arizona and southern California. Therefore, adverse events or conditions that affect those areas particularly (such as natural disasters or adverse changes in local economic conditions) could have a more pronounced negative impact on the operations of the Company and amounts available for required payments of principal and interest on indebtedness and to make distributions to stockholders than events affecting other areas.

                  CONSTRAINTS ON ACQUISITIONS AND IMPROVEMENTS


     The Company intends to continue to pursue its current growth strategy, which includes acquiring, repositioning and improving hotel properties. There is a risk that the Company, due to market and other conditions beyond its control, will not have access to sufficient equity or debt capital to pursue its acquisition strategies. The Company generally cannot retain cash generated by operating activities. To qualify as a REIT, the Company must distribute at least 95% of its taxable income annually. The Company's $12 million Credit Facility currently expires in 2001. Since the Company generally cannot retain earnings and the term and amount of the Company's Credit Facility is limited, the Company's ability to continue to make hotel acquisitions will depend primarily on its ability to obtain additional private or public equity or debt financing. There can be no assurance that such financing is or will be available to make future investments.


                             CONFLICTS OF INTEREST

GENERAL


     Because of the direct and indirect ownership interests of Mr. Wirth in, and his positions with, the Company, the Lessee and its affiliates, there were inherent conflicts of interest in connection with the Company's acquisition of hotels in which he held such an interest and in the ongoing lease and operation of the Hotels. Accordingly, the interests of the Company's stockholders may not have been, and in the future may not be, solely reflected in all decisions made or actions taken by officers or Trustees of the Company.

NO ARMS-LENGTH BARGAINING ON PERCENTAGE LEASES AND COMPENSATION
ARRANGEMENTS FOR OFFICERS AND TRUSTEES

     The terms of the Percentage Leases and the initial compensation arrangements for officers and Trustees of the Company were not negotiated on an arms-length basis and, accordingly, may not reflect fair market values or terms. Management of the Company believes, however, that the terms of such agreements are fair to the Company. The lease payments under the Percentage Leases have been, and future Percentage Lease rents will be, calculated with reference to historical financial data and the projected operating and financial performance of the Hotels to which they relate. The terms of the Percentage Leases are believed by management of the Company to be typical of provisions found in other leases entered into in similar transactions. Management believes that the initial and current compensation arrangements for officers and Trustees of the Company, as well as the substantial ownership interests in the Company held by Mr. Wirth, provide incentives for them to seek to maximize stockholder value, by tying incentive compensation to increases in the market value of the Common Stock. The Percentage Leases and the employee compensation plans were approved by the Company's independent Trustees. The Company does not own any interest in the Lessee.

ADVERSE TAX CONSEQUENCES TO CERTAIN AFFILIATES ON A SALE OF CERTAIN HOTELS

     Certain affiliates of the Company may have unrealized gain in their investments in the seven hotels acquired by the Company on January 31, 1998 ("Initial Hotels"). A subsequent sale of such Initial Hotels by the Company may cause adverse tax consequences to such persons. Therefore, the interests of the Company and certain of its affiliates, including Mr. Wirth, could be in opposition in connection with the disposition of any of such Initial Hotels. However, decisions with respect to the disposition of any of the Initial Hotels must be approved by a majority of the independent Trustees.

          RISKS OF LEVERAGE; SUBSTANTIAL AMOUNTS OF FLOATING RATE DEBT


     At April 30, 1998, the Company's outstanding debt and capital lease obligations consisted of approximately $33.07 million in principal amount outstanding, including approximately $8.53 million under the Credit Facility, a substantial portion of which indebtedness bears interest at floating rates. Since the Company intends to continue to acquire additional studio and two-room suite hotels and must distribute annually at least 95% of its taxable net income to maintain its REIT status, it may borrow additional funds to make investments or distributions. The Company has obtained the Credit Facility to provide, as necessary, funds for investments in additional hotel properties, working capital and cash for distributions. The Credit Facility is secured by a first mortgage on the Company's interest in three of the Hotels. The majority of the Company's floating rate debt bears interest at the 30-day London Interbank Offered Rate ("LIBOR") plus 2.75%.


     There can be no assurance that the Company will be able to meet its present or future debt service obligations and, to the extent that it cannot, it risks the loss of some or all of its assets to foreclosure. Changes in economic conditions could result in higher interest rates, which could increase debt service requirements on the Company's floating rate debt and could reduce the amounts available for distribution to stockholders. Adverse economic conditions could cause the terms on which borrowings become available to become unfavorable to the Company. In such circumstances, if the Company is in need of capital to repay indebtedness in accordance with its terms or otherwise, it could be required to liquidate one or more investments in the Hotels at times that may not permit realization of the maximum return on such investments.

                                   TAX RISKS

FAILURE TO QUALIFY AS A REIT

     The Company operates in a manner intended to qualify as a REIT for federal income tax purposes. Although the Company has not requested, and does not expect to request, a ruling from the Internal Revenue Service ("Service") that it qualifies as a REIT, it has received an opinion of its counsel that, based on certain assumptions and representations, it so qualifies. Investors should be aware, however, that opinions of counsel are not binding on the Service or any court. The REIT qualification opinion only represents the view of counsel to the Company based on counsel's review and analysis of existing law, which includes no controlling precedent. Furthermore, both the validity of the opinion and the continued qualification of the Company as a REIT will depend on the Company's continuing ability to meet various requirements concerning, among other things, the ownership of its outstanding stock, the nature of its assets, the sources of its income, and the amount of its distributions to stockholders of the Company. See "FEDERAL INCOME TAX CONSIDERATIONS -- Taxation of the Company."

     If the Company were to fail to qualify as a REIT in any taxable year, the Company would not be allowed a deduction for distributions to stockholders in computing its taxable income and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Unless entitled to relief under certain provisions of the Internal Revenue Code of 1986, as amended ("Code"), the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, the funds available for required payments of principal and interest on indebtedness and to make distributions to stockholders would be reduced for each of the years involved. Although the Company operates in a manner designed to allow it to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause the Board of Trustees, with the consent of a majority of the stockholders, to revoke the REIT election. See "FEDERAL INCOME TAX CONSIDERATIONS."

REIT MINIMUM DISTRIBUTION REQUIREMENTS

     In order to qualify as a REIT, the Company generally is required each year to distribute to stockholders at least 95% of its net taxable income (excluding any net capital gain). In addition, the Company is subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income plus 95% of its capital gain net income for that year.

     The Company intends to make distributions to stockholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. The Company's income consists primarily of its share of the income of the Partnership and the Company's cash available for distribution consists primarily of its share of cash distributions from the Partnership. Differences in timing between taxable income and cash available for distribution and the effects of seasonality on the hospitality industry could require the Company, through the Partnership, to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax. For federal income tax purposes, distributions paid to stockholders may consist of ordinary income, capital gains, nontaxable return of capital, or a combination thereof. The Company provides its stockholders with an annual statement as to its designation of the taxability of distributions.

     Distributions by the Partnership will be determined by the Company's Board of Trustees and will depend on a number of factors, including the amount of the Partnership's cash available for distribution, the Partnership's financial condition, any decision by the Board of Trustees to reinvest funds rather than to distribute such funds, the Partnership's capital expenditures, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Trustees deem relevant. See "FEDERAL INCOME TAX CONSIDERATIONS -- Requirements for Qualification and -- Distribution Requirements."

FAILURE OF THE PARTNERSHIP TO BE CLASSIFIED AS A PARTNERSHIP FOR FEDERAL INCOME TAX PURPOSES; IMPACT ON REIT STATUS

     The Company believes that the Partnership will be classified as a partnership for federal income tax purposes. If the Service were to challenge successfully the tax status of the Partnership as a partnership for federal income tax purposes, the Partnership would be taxable as a corporation and would be subject to federal income tax on its taxable income at regular corporate rates. In such event, since the value of the Company's ownership interest in the Partnership constitutes more than 10% of the Partnership's voting securities and exceeds 5% of the Company's assets, the Company likely would cease to qualify as a REIT. Furthermore, the imposition of a corporate tax on the Partnership would substantially reduce the amount of cash available for distribution to the Company and its stockholders.

            EFFECT OF MARKET INTEREST RATES ON PRICE OF COMMON STOCK

     One of the factors that may influence the price of the Company's Common Stock in public trading markets is the annual yield from distributions by the Company on the Common Stock, as compared to yields on other financial instruments. Thus, an increase in market interest rates will result in higher yields on other financial instruments, which could adversely affect the market price of the Common Stock.

       RECENTLY ORGANIZED ENTITIES; LIMITED ASSETS AND OPERATING HISTORY


     The Company was reorganized and the Partnership and the Lessee began operations in 1998 and, therefore, have limited operating histories. Although the management of the Company and the Lessee have substantial experience in developing, financing and operating hotel properties, they have limited experience in operating as a REIT. The Company must rely on the Lessee, and the Lessee, in turn, will depend upon ISIH, to generate sufficient cash flow from the operation of the Hotels to enable the Lessee to meet its rent obligations under the Percentage Leases. All of the Hotels are managed on behalf of the Lessee by ISIH. All management contracts extend for a term of five (5) years from the date of acquisition of the Hotel to which such contract relates, but ISIH does not have, or will not have, any liability or obligation to the Partnership for the payment of rent under the Percentage Leases. The obligations of the Lessee under the Percentage Leases are unsecured. The Lessee's only assets are cash, receivables, inventory, supplies and prepaid expenses needed in the operation of the Hotels, the franchise licenses for the Hotels, and its rights and benefits under the Percentage Leases. At March 31, 1998, the Lessee had a total stockholders' deficit of approximately $2.4 million. See "THE COMPANY" and "PARTNERSHIP AGREEMENT."


                RELIANCE ON KEY PERSONNEL AND BOARD OF TRUSTEES

     Stockholders have no right or power to take part in the management of the Company except through the election of Trustees and the exercise of voting rights on certain specified matters. The Board of Trustees is responsible for managing the Company. The Company's future success, including particularly the implementation of the Company's acquisition growth strategy, is substantially dependent on the active participation of the Company's two executive officers, Mr. Wirth and Gregory D. Bruhn, the Company's Executive Vice President and Chief Financial Officer. The loss of the services of either of these individuals could have a material adverse effect on the Company.

                          REAL ESTATE INVESTMENT RISKS

     The Company's investments are subject to varying degrees of risk generally incident to the ownership of real property, including, in addition to the risks discussed below, adverse changes in general or local economic conditions, zoning laws, traffic patterns and neighborhood characteristics, tax rates, governmental rules and fiscal policies, and by civil unrest, acts of war and other adverse factors which are beyond the control of the Company.

ILLIQUIDITY OF REAL ESTATE

     Real estate investments are relatively illiquid. The ability of the Company to alter its portfolio in response to changes in economic and other conditions will be limited. Also, no assurances can be given that the market value of any of the Hotels will not decrease in the future. There can be no assurance that the Company will be able to dispose of such investments when it finds disposition advantageous or necessary or that the sale price realized in any disposition will recoup or exceed the amount of the Company's investment therein.

UNINSURED AND UNDERINSURED LOSSES


     Each of the Hotels is covered by comprehensive policies of insurance, including liability, fire and extended coverage. Management believes such specified coverage is of the type and amount customarily obtained by owners of similar real property assets. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, hurricanes and floods, that may be uninsurable or not economically insurable. Three of the Hotels are located in California, which is subject to relatively higher seismic risks. Although one of these Hotels was constructed under the more recent and stringent post-1984 building codes that were intended to reduce the likelihood or extent of damage from seismic activity, no assurance can be given that an earthquake would not cause substantial damage and losses to that Hotel. The Company's Board of Trustees may exercise discretion in determining amounts, coverage limits and the deductibility provisions of insurance, with a view to maintaining appropriate insurance coverage on the Company's investments at a reasonable cost and on suitable terms. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay the full current market value or current replacement cost of the Company's lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it impractical to rely on insurance proceeds to replace property after such property has been damaged or destroyed. Under such circumstances, the insurance proceeds received by the Company might not be adequate to restore its economic position with respect to such property.

ENVIRONMENTAL MATTERS

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Liability also may extend to persons holding a security interest in the property under certain limited circumstances. In addition, the presence of contamination from hazardous or toxic substances, or the failure to properly remediate such contaminated property, may adversely affect the owner's ability to dispose of such property, to fully utilize such property without restriction or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for the release of hazardous or toxic substances, including the release of asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real property for personal injury or property damage associated with such releases, including exposure to released ACMs. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require unanticipated expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. In connection with the ownership of the Hotels and any subsequently acquired hotels, the Company may be potentially liable for such costs. The cost of defending against claims of liability, complying with environmental regulatory requirements or remediating a contaminated property could materially adversely affect the business, assets or results of operations of the Company and the Partnership and, consequently, amounts available for required payments of principal and interest on indebtedness and to make distributions to stockholders.


     Phase I environmental audits from independent environmental engineers were obtained with respect to each of the Hotels prior to the acquisition thereof by the Company. The principal purpose of a Phase I audit is to identify indications of potential environmental contamination and, secondarily, to assess, to a limited extent, the potential for environmental regulatory compliance liabilities. The Phase I audits of the Hotels were designed to meet the requirements of lenders to the Hotels and the then current industry standards governing Phase I audits, and consistent with those requirements, none of the audits involved testing of groundwater, soil or air. Accordingly, they do not represent evaluations of conditions at the studied sites that would be revealed only through such testing. In addition, their assessment of environmental regulatory compliance issues was general in scope and was not a detailed determination of the Hotels' complete compliance status. Similarly, the audits did not involve comprehensive analysis of potential off-site liability. The Phase I audit reports have not revealed any environmental liability that management believes would have a material adverse effect on the Company's business, assets or results of operations, nor is the Company aware of any such liability. Nevertheless, it is possible that these reports do not reveal all environmental liabilities or that there are material environmental liabilities of which the Company is unaware.

COMPLIANCE WITH AMERICANS WITH DISABILITIES ACT

     Under the Americans with Disabilities Act of 1990 ("ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While management of the Company believes that, based upon an examination thereof and consultation with professionals, the Hotels are substantially in compliance with these requirements, a determination that the Company is not in compliance with the ADA could result in additional expense, the imposition of fines and/or an award of damages to private litigants. If the Company were required to make substantial modifications at the Hotels to comply with the ADA, the Company's ability to make required payments of principal and interest on indebtedness and to make distributions to stockholders could be adversely affected.

INCREASES IN PROPERTY TAXES

     Each Hotel is subject to real and personal property taxes. The real and personal property taxes on hotel properties in which the Company invests may increase as property tax rates change, as the properties are improved and as the properties are assessed or reassessed by taxing authorities. If property taxes increase, the Company's ability to make required payments of principal and interest on indebtedness and to make distributions to stockholders could be adversely affected.

                              OWNERSHIP LIMITATION

     In order for the Company to maintain its qualification as a REIT, not more than 50% in value of its outstanding stock may be owned, actually and constructively under the applicable attribution provisions of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of the taxable year (other than the first year), and the Company must be beneficially owned by 100 or more persons during at least 335 days of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. For the purpose of preserving the Company's REIT qualification, the Company's Second Amended and Restated Declaration of Trust ("Declaration") prohibits ownership (taking into account applicable constructive ownership provisions of the Code) of more than 4.9% of any class of the Company's outstanding capital stock by any person ("Ownership Limit"), and, subject to certain exceptions, prohibits any transfer that would result in (i) any person owning shares in excess of the Ownership Limit, (ii) the Company's shares being beneficially owned by fewer than 100 persons (determined without reference to any constructive ownership rules), (iii) the Company being "closely held" within the meaning of the Code or otherwise failing to qualify as a REIT under the Code, or (iv) the Company owning, actually and constructively under the applicable attribution provisions of the Code, 10% or more of the ownership interests in the Lessee or any sublessee. Any attempted transfer of shares that would violate any one or more of such prohibitions will be void and of no force or effect whatsoever with respect to any shares in excess of such limits (and, in the case of the prohibition against the Company having fewer than 100 stockholders, will be entirely void) and the attempted transferee will not acquire any right or interest in such excess shares. The Company may take any lawful action deemed necessary or advisable to ensure compliance with the Ownership Limit provisions and to preserve its status as a REIT, including without limitation refusing to recognize or record any prohibited transfer.

     Should any person at any time hold any shares in violation of the Ownership Limit (other than a violation of the requirement that a REIT have at least 100 stockholders), then that number of shares in excess of the number such person could hold without violating the Ownership Limit will be immediately designated as "Shares-in-Trust" and transferred automatically and by operation of law to, and be held in, a trust for the benefit of such beneficiaries as may be designated by the trustee of such trust (which trustee shall be designated by the Company and be a person that is unaffiliated with the Company or any prohibited owner). The trustee will be entitled to receive all distributions on, and to exercise all voting rights of, any Shares-in-Trust. The record holder of any shares so designated as Shares-in-Trust and transferred to the trustee shall have no right or interest in such shares or trust, except the right (upon satisfaction of certain conditions) to receive from the proceeds of sale of such shares to a qualified person or entity an amount equal to the lesser of (i) the amount paid therefor by such record holder (if acquired by him for value), or the market price of such shares determined as provided in the Declaration (if acquired by him otherwise than for value), and (ii) the amount received by the trustee from the sale of such Shares-in-Trust.

     The Company or its designee may elect, within specified time limits, to purchase from the trustee any Shares-in-Trust at the lesser of (a) the amount to which the record holder would be entitled pursuant to clause (i) of the immediately preceding paragraph or (b) the market price of such shares, determined as provided in the Declaration, on the date of its election to purchase such shares. Accordingly, the record holder of any shares that are designated as Shares-in-Trust may experience a financial loss if the price at which such shares are sold to a qualified person or entity, or the Company, is less than that paid by such record holder therefor. See "CERTAIN DECLARATION PROVISIONS -- Restrictions on Ownership and Transfer" and "FEDERAL INCOME TAX CONSIDERATIONS -- Requirements for Qualification."


                LIMITATION ON ACQUISITION AND CHANGE IN CONTROL

OWNERSHIP LIMIT

     The Ownership Limit, which provides that no person may own more than 4.9% in value of any class of the outstanding Common Stock of the Company, may have the effect of precluding an acquisition of control of the Company by a third party without the approval of the Board of Trustees, even if such change in control were to be in the stockholders' interests.

CLASSIFICATION OF BOARD OF TRUSTEES

     The Board of Trustees is presently divided into three classes, comprised of two Trustees each. Trustees are elected to staggered three year terms. The Declaration provides that, subject to any rights of holders of preferred stock, if any, and unless the Board of Trustees otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining Trustees, though less than a quorum. Accordingly, the Board of Trustees could temporarily prevent any stockholder from enlarging the Board of Trustees and filling the new Trusteeships with such stockholder's own nominees. Any Trustee so elected shall hold office until the next annual meeting of stockholders.

              RISKS OF OPERATING HOTELS UNDER FRANCHISE AGREEMENTS


     No assurance can be provided that the Company will not be required to make and fund significant additional improvements to the Hotels in the future to obtain or maintain its franchise and/or trademark licenses. Failure to complete improvements, when required, in a manner satisfactory to the franchisor could result in the failure to issue, or the cancellation of, one or more franchise licenses. In addition, the Company may desire to operate additional hotels acquired by it under franchise licenses, and such franchisors may require that significant capital expenditures be made to such additional hotels as a condition of granting such franchise licenses.



     The continuation of franchise licenses for the Hotels is subject to the maintenance of specified operating standards and other terms and conditions. Under each Percentage Lease, the Partnership is obligated, among other things, to pay the costs of maintaining the structural elements of each Hotel and to set aside as a reserve 4% of gross hotel suite revenues per month, on a cumulative basis, and to fund from that reserve, or from other sources, capital expenditures (subject to approval by the Company's Board of Trustees) for the periodic replacement or refurbishment of furniture, fixtures and equipment required for the retention of such franchise licenses. The Company's predecessors in ownership made, and in the future the Company may be obligated or deem it advisable to make, capital investments in the Hotels of more than 4% of the gross suite revenues thereof. Should the Company be required or elect to do so in the future, such investments may necessitate the use of borrowed funds or the reduction of distributions. The Lessee is responsible for routine maintenance and repair expenditures with respect to the Hotels. The failure to maintain the standards or adhere to the other terms and conditions of the franchise licenses could result in the loss or cancellation of such franchise licenses. It is possible that a franchisor could condition the continuation of a franchise license upon the completion of substantial capital improvements, which the Board of Trustees may determine to be too expensive or otherwise unwarranted in light of general economic conditions or the operating results or prospects of the affected Hotel. In that event, the Board of Trustees may elect to allow the franchise license to lapse, in which event the Company will be obligated to indemnify the Lessee against any loss or liability incurred by it as a consequence of such decision. In any case, if a franchise is terminated, the Company and the Lessee may seek to obtain a suitable replacement franchise, or to operate the affected Hotel independent of a franchise license. The loss of any franchise license could have a material adverse effect upon the operations or the underlying value of the Hotel covered by such license because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the franchisor. The loss of a number of the franchise licenses for the Hotels could have a material adverse effect on the Company's revenues under the Percentage Leases and the Company's cash available to make required payments of principal and interest on indebtedness and to make distributions to its stockholders.

                                USE OF PROCEEDS

     The Selling Stockholders will receive all of the proceeds from the sale of Shares offered hereby. The Company will not receive any proceeds from the sale of such Shares.

                              SELLING STOCKHOLDERS


     The following table sets forth the name of each Selling Stockholder and (i) the number of shares of Common Stock beneficially owned by each Selling Stockholder as of August 10, 1998, (ii) the maximum number of Shares which may be offered for the account of each Selling Stockholder under this Prospectus, and (iii) the amount and percentage of Common Stock that would be owned by each Selling Stockholder after completion of the Offering, assuming the sale of all of the Shares which may be offered hereunder. Except as otherwise noted below, none of the Selling Stockholders has, within the past three years, had any position, office or other material relationship with the Company.



                                                                                         AMOUNT OF AND
                                                                                      PERCENTAGE OF COMMON
                                                                                     STOCK OWNED AFTER THE
                                               COMMON           MAXIMUM NUMBER OF         OFFERING(2)
               NAME OF                      STOCK OWNED        SHARES WHICH MAY BE   ----------------------
         SELLING STOCKHOLDER            PRIOR TO OFFERING(1)    SOLD HEREUNDER(2)     AMOUNT    PERCENTAGE
         -------------------            --------------------   -------------------   --------   -----------
Phil and Cindy Alderink...............             42                  3,733           3,733           *
Mason E. or Donna Anderson, Ttees
  Anderson Trust......................          4,573                465,553         465,553        9.57
Wayne D. Anderson.....................             24                  2,554           2,554           *
Karyn L. Anderson-Holt................             24                  2,554           2,554           *
B & R Venture Capital, AZ Pship
  Charles Reusch......................            545                 56,277          56,277        1.16
Dr. Otto L. & Robbie K. Bendheim,
  Ttees Bendheim Decl. Self-Trst......            300                 33,585          33,585           *
Dr. James Berens......................            147                 18,254          18,254           *
Joel L. Burns.........................            237                 28,427          28,427           *
Dr. Daniel B. Carroll.................            273                 27,782          27,782           *
N. R. Chandragiri.....................             51                  5,110           5,110           *
Joyce R. Cohen, Ttee Allan Cohen
  Decedent Trst.......................            201                 20,438          20,438           *
TDA & Jean Collet Rev Trst Jean
  Collet/WFB Co-Ttees Wells Fargo
  Bank................................            510                 50,025          50,025        1.03
Larry and Judith Conrad Family
  Trust...............................            114                 14,357          14,357           *
C. E. Cooney..........................             78                  7,460           7,460           *
Lyle A. Deo...........................             99                  9,327           9,327           *
Agnes Duisberg........................            396                 37,307          37,307           *
Carl R. Duisberg......................            123                 15,212          15,212           *
Joseph Freund.........................             48                  6,084           6,084           *
Steven & Gail Getzwiller..............            102                 13,038          13,038           *
Dr. David Gralnek.....................            129                  7,818           7,818           *
Henry & Freida Green..................            150                 14,437          14,437           *
Mr. & Mrs. J. W. Hancock..............            102                 10,220          10,220           *
Guy Hayden III........................             63                  7,119           7,119           *
Lori Hayden-Boyd......................             51                  5,598           5,598           *
Dave Hiddessen........................             63                  7,608           7,608           *
Robert Hiddessen Trust
  Dave Hiddessen, Ttee................             48                  6,084           6,084           *
Jack Horner...........................            120                 11,371          11,371           *
Kathleen Housley, Ttee Rev Trst.......             42                  3,733           3,733           *
M. William & Susan Isbell, Ttees......            297                 29,847          29,847           *

                                                                                         AMOUNT OF AND
                                                                                      PERCENTAGE OF COMMON
                                                                                     STOCK OWNED AFTER THE
                                               COMMON           MAXIMUM NUMBER OF         OFFERING(2)
               NAME OF                      STOCK OWNED        SHARES WHICH MAY BE   ----------------------
         SELLING STOCKHOLDER            PRIOR TO OFFERING(1)    SOLD HEREUNDER(2)     AMOUNT    PERCENTAGE
         -------------------            --------------------   -------------------   --------   -----------
Andrew G. Isbell......................              9                  1,021           1,021           *
Elizabeth D. Isbell...................              9                  1,021           1,021           *
John B. Isbell........................              9                  1,021           1,021           *
M. William Isbell II..................             60                  7,108           7,108           *
Diane Jones...........................            345                 42,595          42,595           *
Madeline B. Jones.....................              9                  1,021           1,021           *
Thomas T. Koziol......................             69                  8,091           8,091           *
Kriz Family Trust
  James & Evelyn Kriz, Ttees..........            102                 10,220          10,220           *
Paul & Margaret Larmour...............             78                  7,460           7,460           *
Murray Leonard........................            102                 10,220          10,220           *
Timothy Lewis.........................             99                  9,327           9,327           *
David A. Lindley......................            129                 12,570          12,570           *
Delvin Lindley........................            360                 36,338          36,338           *
Kay Lindley...........................             78                  7,460           7,460           *
John B. Lynch.........................             39                  3,730           3,730           *
Chastine Mangelsdorf..................            180                 16,790          16,790           *
Aubrey Maze...........................             99                 12,171          12,171           *
Dr. Charles S. Meinstein..............            168                 10,154          10,154           *
Dennis & Jeanie Merideth..............            180                 16,790          16,790           *
Richard Minor & Deborah Kerr-Minor,
  Ttees...............................          1,371                150,449         150,449        3.09
Richard & Jacqueline Olness...........            651                 71,455          71,455        1.47
Dr. Charles Parker....................            396                 37,307          37,307           *
Lorance Pemble and Phyllis Pemble Liv.
  Rev. Trust..........................            396                 37,307          37,307           *
James & Joanne Retzer.................            198                 18,653          18,653           *
Simran Limited Partnership Dr.
  Charanjit S. Dhillon................             51                  5,110           5,110           *
George M. Thornton....................            198                 18,653          18,653           *
Mr. & Mrs. Glen Volkenant.............             51                  5,110           5,110           *
Dr. E. B. Waldman.....................             75                  9,129           9,129           *
Zemer Investments an AZ Pship Dr.
  James C. Zemer......................            747                 76,978          76,978        1.58
Christian Collet......................            102                 10,005          10,005           *
Miranda Collet........................            102                 10,005          10,005           *
Paul Collet...........................             21                  2,542           2,542           *
Myra Ann Goodwin, Ttee
  Myra Ann Goodwin Family Trust.......             51                  5,110           5,110           *
Serena C. Murray......................            102                 10,005          10,005           *
Olive B. Schwartz Trust
  Olive B. Schwartz, Tee..............            225                 31,685          31,685           *
Southard Revocable Liv. Trust
  Fred & Lois Southard, Ttees.........            297                 30,824          30,824           *
Michael Vekasi........................             99                  9,327           9,327           *
Michael Schuette......................            201                 20,438          20,438           *
Patrick R. Deren......................             48                  6,084           6,084           *
Lee J. Flory(3).......................          1,173                149,216         149,216        3.07
Robert & Carol Slanicky...............            501                 67,503          67,503        1.39
Donald & Jere Brunson.................             48                  6,084           6,084           *
Victor C. Smith Jr....................            396                 37,307          37,307           *
Jay Dee Conrad........................             15                  1,904           1,904           *
BRZ Partnership
  Jim Zazanis.........................            396                 37,307          37,307           *
John H. Lankester.....................            396                 37,307          37,307           *

                                                                                         AMOUNT OF AND
                                                                                      PERCENTAGE OF COMMON
                                                                                     STOCK OWNED AFTER THE
                                               COMMON           MAXIMUM NUMBER OF         OFFERING(2)
               NAME OF                      STOCK OWNED        SHARES WHICH MAY BE   ----------------------
         SELLING STOCKHOLDER            PRIOR TO OFFERING(1)    SOLD HEREUNDER(2)     AMOUNT    PERCENTAGE
         -------------------            --------------------   -------------------   --------   -----------
Dr. David S. Trump....................            549                 58,251          58,251        1.20
Gerald Gabel..........................            345                 29,069          29,069           *
Tracey Schecht........................            357                 33,577          33,577           *
PFI LC, Dr. Robert & Bette Lyn
  Peterson, Mgrs......................            303                 30,658          30,658           *
David Ben Collet......................             21                  2,542           2,542           *
James R. Conrad.......................             15                  1,898           1,898           *
Hospitality Corporation
  International(4)....................          3,194                  3,194           3,194           *
InnSuites Innternational Inns &
  Resorts, Inc.(AZ)(4)................          8,280                  8,280           8,280           *
Innternational Suites Corp.(4)........          5,847                  5,847           5,847           *
Steve Robson(5).......................          6,500                311,326         317,826        6.54
Marc E. Berg(3).......................              0                107,675         107,675        2.21
James F. & Gail J. Wirth(6)...........        660,378                800,378         800,378       16.46
FBO Brian Wirth(7)
  F. L. Wirth, Custodian..............            396                    396             396           *
FBO Christopher Wirth(7)
  F. L. Wirth, Custodian..............            396                    396             396           *
FBO Eric Wirth(7)
  F. L. Wirth, Custodian..............            396                    396             396           *
FBO Pam Wirth(7)
  F. L. Wirth, Custodian..............            396                    396             396           *
Gerald J. or Jeanne A. Charland.......              0                  7,516           7,516           *
Classic & Contemporary Amerind Art,
  Inc.
  Profit Sharing Plan #001............              0                  9,394           9,394           *
Classic & Contemporary Amerind Art,
  Inc.
  Money Purchase Pension Plan #002....              0                  5,637           5,637           *
Francene & James Deer, Jr.............              0                  1,255           1,255           *
Chas Fuenning.........................              0                 15,031          15,031
Donna Fuller..........................              0                  7,516           7,516           *
Gifford A. James......................              0                  7,516           7,516           *
FBO Mimmack Fmly. Educ. Trust
  Virginia A. Mimmack.................              0                  7,516           7,516           *
FBO Olympia Glass & Metal Inc. Profit
  Sharing.............................              0                  7,516           7,516           *
FBO Guy C. Hayden III
  Retirement Accounts & Co............              0                  7,516           7,516           *
FBO Judith E. Peterson
  Retirement Accounts & Co............              0                    376             376           *
Ted Turpin............................              0                  3,758           3,758           *
Kathleen Sulivan......................              0                  3,758           3,758           *
Valley Ear, Nose & Throat Surgeons
  Ltd.
  Profit Sharing Plan & Trust, Dr. K.
     Nowak............................              0                  3,758           3,758           *
FBO Adam J. Cherevka
  Nicholas Cherevka, Custodian........              0                  2,480           2,480           *
Kenneth J. Cherevka...................              0                  2,480           2,480           *
FBO Lindsay K. Cherevka
  Nicholas Cherevka, Custodian........              0                  2,555           2,555           *
Carole E. Gray........................              0                  1,879           1,879           *
The Heller Fund c/o Williams C.
  Heller, Jr..........................              0                 37,578          37,578           *
Edith Wing............................              0                  1,879           1,879           *
Shirley Randolph......................              0                  7,516           7,516           *
Margaret Allen Rev. Trust.............              0                 21,883          21,883           *
George C. Beakley Ph.D. Family Trust
  D...................................              0                  7,891           7,891           *

                                                                                         AMOUNT OF AND
                                                                                      PERCENTAGE OF COMMON
                                                                                     STOCK OWNED AFTER THE
                                               COMMON           MAXIMUM NUMBER OF         OFFERING(2)
               NAME OF                      STOCK OWNED        SHARES WHICH MAY BE   ----------------------
         SELLING STOCKHOLDER            PRIOR TO OFFERING(1)    SOLD HEREUNDER(2)     AMOUNT    PERCENTAGE
         -------------------            --------------------   -------------------   --------   -----------
FBO John Wright
  Everen Clearing Corp................              0                  3,126           3,126           *
John C. Bull, Jr. & Ann B. Bull,
  Ttees...............................              0                 48,544          48,544           *
Dr. Robert W. Croddy..................              0                 10,942          10,942           *
Dennis Edwards........................              0                  6,252           6,252           *
Eugenia E. Kraus......................              0                  7,628           7,628           *
Neurological Phys. of AZ Money Pension
  Plan #001...........................              0                  3,126           3,126           *
Neurological Phys. of AZ Profit
  Sharing Plan #002...................              0                  3,126           3,126           *
Lawrence or Mary Pelegrin, Ttees
  1992 Intervivos Trust...............              0                  3,870           3,870           *
FBO Dr. James Zemer
  Phoenix Anesthesiologists Grp.
     Ltd..............................              0                 21,883          21,883           *
Dennis Brydon MD PC Restated Profit
  Sharing Plan........................              0                 10,942          10,942           *
John J. Bayer, Jr. or Judith A.
  Bayer...............................              0                  3,126           3,126           *
FBO Dennis D. Edwards
  Retirement Accounts & Co............              0                    419             419           *
Roadrunner Properties.................             75                 11,392          11,392           *
Ronnie Chase..........................              0                  1,563           1,563           *
Edward G. Hill, Jr.(3)................          2,000                  6,252           8,252           *
Kathlene A. Koziol....................              0                  1,563           1,563           *
Elizabeth Kratzenberg.................              0                  1,438           1,438           *
Robert & Janette Grant................              0                  1,563           1,563           *
T. Jerome Holleran....................              0                  2,074           2,074           *
Bancone & Co. F/A/O Krogstad T/A......              0                  3,126           3,126           *
Yashavant V. & Mukta Y. Kulkarni......              0                  1,563           1,563           *
Lyle E. & Mary G. Minkler.............              0                  3,126           3,126           *
The Hugh M. & Sallyann Caldwell Trust
  Hugh M. & Sallyann Caldwell,
  CoTtees.............................              0                  1,563           1,563           *
Joseph Cesare.........................              0                  1,563           1,563           *
Nadine Rodriguez......................              0                  1,563           1,563           *
Michael A. Chatham....................              0                    312             312           *
Franklin E. Custard...................              0                    312             312           *
Ronald L. Frey........................              0                    312             312           *
Ronald L. Miller......................              0                    312             312           *
Robert L. Munari......................              0                    468             468           *
Mary Stroud...........................              0                    468             468           *
Edward L. Waidelich...................              0                    468             468           *
Jim Walters...........................              0                    468             468           *
Don Schwatken.........................            120                 10,805          10,805           *
Dr. Gerald Miller.....................            795                 72,025          72,025        1.48
Stephen Jacobs........................            168                  9,943           9,943           *
Leonard & Thomas Harper...............             33                  3,540           3,540           *
Chris Cochran.........................             99                     99              99           *
Wm. Michael & Beth Cochran
  Living Trust........................             60                     60              60           *
Deer Family Trust, Elsie &
  James A. Deer, Sr., Tees............          1,200                137,396         137,396        2.83
Murray Hollenberg.....................            200                 18,008          18,008           *
Mackenzie & Alma Lathrop..............             75                     75              75           *
Dr. Holly Marten......................            150                  5,787           5,787           *
RRF Sub Corp. ........................          4,500                  4,500           4,500           *

                                                                                         AMOUNT OF AND
                                                                                      PERCENTAGE OF COMMON
                                                                                     STOCK OWNED AFTER THE
                                               COMMON           MAXIMUM NUMBER OF         OFFERING(2)
               NAME OF                      STOCK OWNED        SHARES WHICH MAY BE   ----------------------
         SELLING STOCKHOLDER            PRIOR TO OFFERING(1)    SOLD HEREUNDER(2)     AMOUNT    PERCENTAGE
         -------------------            --------------------   -------------------   --------   -----------
Ontario Hospitality Properties Limited
  Partnership.........................         13,590                 13,590          13,590           *
Hulsey Hotels Corporation(4) .........          5,100                  5,100           5,100           *
Yuma Hospitality Properties Limited
  Partnership.........................         11,400                 11,400          11,400           *
Tucson Hospitality Properties Limited
  Partnership.........................         18,800                 18,800          18,800           *
Northern Phoenix Investment Limited
  Partnership.........................          6,207                  6,207           6,207           *
Baseline Hospitality Properties
  Limited Partnership.................         15,100                 15,100          15,100           *
Ruth Anderson.........................            600                    600             600           *
Mary Fabre............................            600                    600             600           *
Dan Michael Rasmussen.................            300                    300             300           *
Larry Ferguson........................          2,400                  2,400           2,400           *
Ash Beshay............................            900                    900             900           *
Maria Casillo.........................            600                    600             600           *
Vangie Estaban........................            600                    600             600           *
Ed Gonzales...........................            300                    300             300           *
Margaret Maldonado....................            600                    600             600           *
Crystal Cantu.........................            300                    300             300           *
Dolores De Avila......................            300                    300             300           *
Estela Rosillo........................            300                    300             300           *
Juaquin Serrano.......................            300                    300             300           *
Jose Serrato..........................            300                    300             300           *
Martha Torres.........................            300                    300             300           *
Graciela Aldama.......................            300                    300             300           *
Imelda Gandara........................            300                    300             300           *
Joel Gandara..........................            300                    300             300           *
Victor Munoz..........................            300                    300             300           *
Frank L. Wirth(8).....................          1,500                  1,500           1,500           *
Joel Wirth(9).........................          1,500                  1,500           1,500           *
Gerry Thornton........................          1,500                  1,500           1,500           *
Chris Thornton........................            900                    900             900           *
Marc Thornton.........................            900                    900             900           *
Craig Thornton........................            900                    900             900           *
John Phillips.........................            600                    600             600           *
Alejandro Melchor.....................            300                    300             300           *
Maria Babylonia.......................            300                    300             300           *
Ruth Lay..............................            900                    900             900           *
Toni Lindner..........................            600                    600             600           *
Freda Zapanta.........................            300                    300             300           *
Reyes Garcia..........................            300                    300             300           *
Michelle Orion........................          1,500                  1,500           1,500           *
Saralee Rahm..........................            600                    600             600           *
Marie Reyes Lorudes...................            300                    300             300           *
Ken Sliwa.............................          3,303                 12,166          12,166           *
Cindy Sennings........................            300                    300             300           *
Ed Meyer..............................            300                    300             300           *
Calvin Quick..........................          6,600                  6,600           6,600           *
Martha Gomez..........................          1,500                  1,500           1,500           *
Judy Correll..........................            300                    300             300           *
Mary Valencia.........................          1,200                  1,200           1,200           *
Almadelia Verdugo.....................            600                    600             600           *
John Hardin...........................            600                    600             600           *

                                                                                         AMOUNT OF AND
                                                                                      PERCENTAGE OF COMMON
                                                                                     STOCK OWNED AFTER THE
                                               COMMON           MAXIMUM NUMBER OF         OFFERING(2)
               NAME OF                      STOCK OWNED        SHARES WHICH MAY BE   ----------------------
         SELLING STOCKHOLDER            PRIOR TO OFFERING(1)    SOLD HEREUNDER(2)     AMOUNT    PERCENTAGE
         -------------------            --------------------   -------------------   --------   -----------
Julie Valle...........................            600                    600             600           *
Sharon Steinbrenner...................            600                    600             600           *
Glenda Simpson........................            600                    600             600           *
Loretta May...........................            600                    600             600           *
Araceli Martinez......................            600                    600             600           *
Maria Garcia..........................            600                    600             600           *
Hector Tapia..........................            300                    300             300           *
Vonnie Cayeaux........................          4,200                  4,200           4,200           *
Beth L Miles..........................            900                    900             900           *
James Green...........................          5,400                  5,400           5,400           *
Carmen Ethington......................            600                    600             600           *
Sue Smith.............................            600                    600             600           *
Manuela Andrade.......................            600                    600             600           *
Maria Sigala..........................            600                    600             600           *
Betty Kretchmer.......................            600                    600             600           *
Lilia Arzola..........................            300                    300             300           *
Rick Mora.............................            300                    300             300           *
Leocodia Rubio........................            300                    300             300           *
Janna Turner..........................            300                    300             300           *
Barbara Martin........................            600                    600             600           *
Maria Matty...........................            600                    600             600           *
Evangelina Morales....................            300                    300             300           *
Donna Murry...........................            300                    300             300           *
Diane Nichols.........................          3,000                  3,000           3,000           *
John Pedersen.........................            600                    600             600           *
Helen Alegria.........................          1,200                  1,200           1,200           *
Leticia Blois.........................            300                    300             300           *
Margarita Campos......................            600                    600             600           *
Maria Casillas........................            600                    600             600           *
Sharon Hensien........................          1,200                  1,200           1,200           *
Jerra Huckins.........................            600                    600             600           *
Norma Huckins.........................            900                    900             900           *
Rita Jurgel...........................          1,500                  1,500           1,500           *
Helen Sperce..........................            300                    300             300           *
David Manzanares......................            600                    600             600           *


---------------
 * Less than 1%


(1) Beneficial ownership of Common Stock as of August 10, 1998.


(2) Assumes conversion of all Units into Shares. Assumes sale of all Shares registered hereunder, although Selling Stockholders are under no obligation known to the Company to sell any Shares at this time.

(3) Trustee of the Company since January 30, 1998.

(4) Owned or controlled by James F. Wirth.


(5) Trustee of the Company since June 16, 1998.



(6) Trustee, Chairman, President and Chief Executive Officer of the Company since January 30, 1998, and his wife.



(7) Child of James F. Wirth.



(8) Father of James F. Wirth.



(9) Brother of James F. Wirth.

                              PLAN OF DISTRIBUTION

     The Shares may be sold pursuant to the offer made hereby from time to time by the Selling Stockholders. The Selling Stockholders may sell the Shares being offered hereby: (i) in ordinary brokerage transactions and in transactions in which brokers solicit purchasers; (ii) in privately negotiated direct sales or sales effected through agents not involving established trading markets; or
(iii) through transactions in put or call options or other rights (whether exchange-listed or otherwise) established after the effectiveness of the Registration Statement of which this Prospectus is a part. The Shares may be sold at prices and on terms then prevailing or at prices related to the then current market price of the Common Stock on the NYSE or at other negotiated prices. In addition, any of the Shares that qualify for sale pursuant to Rule 144 may be sold in transactions complying with such rule, rather than pursuant to this Prospectus.


     The Shares consist of (i) Common Stock issued to Selling Stockholders in private transactions exempt from the registration requirements of the Securities Act and (ii) Common Stock issued or to be issued to Selling Stockholders upon conversion by the Selling Stockholders of Units previously issued to such persons in private transactions exempt from the registration requirements of the Securities Act. Upon the exercise of a Selling Stockholder's conversion rights in Units then held by such Selling Stockholder, the Company will convert each Unit into a share of Common Stock and, consequently, the Company's interest in the Partnership will increase.


     In the case of sales of the Shares effected to or through broker-dealers, such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares sold by or through such broker-dealers, or both. The Company has advised the Selling Stockholders that the anti-manipulative Rules 10b-6 and 10b-7 under the Securities Exchange Act of 1934, as amended ("Exchange Act"), may apply to their sales in the market and has informed them of the need to deliver copies of this Prospectus. The Company is not aware as of the date of this Prospectus of any agreements between any of the Selling Stockholders and any broker-dealers with respect to the sale of the Shares offered by this Prospectus. The Selling Stockholders and any broker-dealer or other agent executing sell orders on behalf of the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, in which case the commissions received by any such broker-dealer or agent and profit on any resale of the Shares may be deemed to be underwriting commissions under the Securities Act. The commissions received by a broker-dealer or agent may be in excess of customary compensation. The Company will receive no part of the proceeds from the sale of any Shares hereunder.

     The Selling Stockholders will pay their costs and expenses of selling the Shares hereunder, including commissions and discounts of underwriters, brokers, dealers or agents, while the Company has agreed to pay the costs and expenses incident to the registration and qualification of the Shares offered hereby, including applicable filing fees and legal and accounting fees and expenses. In addition, the Company has agreed to indemnify the Selling Stockholders against certain liabilities, including certain liabilities arising under the Securities Act.

     The Selling Stockholders may elect to sell all, a portion or none of the Shares offered by them hereunder.

                          DESCRIPTION OF CAPITAL STOCK


     The authorized capital stock of the Company consists of an unlimited number of shares of Common Stock. The following summary description does not purport to be complete and is qualified in its entirety by reference to the Company's Declaration. See "CERTAIN DECLARATION PROVISIONS."


                                  COMMON STOCK


     Under the Declaration, the Company has authority to issue an unlimited number of shares of Common Stock. Under Ohio law, stockholders generally are not responsible for a corporation's debts or obligations. At August 31, 1998, the Company had outstanding 2,091,504 shares of Common Stock. In addition, 2,771,443 shares of Common Stock are issuable upon conversion of outstanding Units by the Selling Stockholders.



     The holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including the election of Trustees. The Company's Declaration does not provide for cumulative voting in the election of Trustees. Matters subject to a vote by the stockholders, including the election of Trustees, generally require the affirmative vote of a majority of the outstanding Common Stock present in person or by proxy at a stockholder's meeting. Amendments to the Declaration require the affirmative vote of two-thirds of the outstanding Common Stock whether or not present in person or by proxy at a stockholder's meeting. Except as otherwise required by law, the holders of Common Stock exclusively possess all voting power.


     The Company's Board of Trustees is divided into three classes, comprised of two Trustees each, which have staggered three-year terms. At least two years would be required in order to change the membership of a majority of the Board of Trustees.

     In order to maintain its qualification as a REIT, the Company must make annual distributions to stockholders of at least 95% of its taxable income (which does not include net capital gains). For the year ended January 31, 1998, the Company had distributions totaling $.15 per share, none of which was required to satisfy the 95% REIT distribution test. Under certain circumstances, the Company may be required to make distributions in excess of cash available for distribution in order to meet such REIT distribution requirements. In such event, the Company presently would expect to borrow funds, or to sell assets for cash, to the extent necessary to obtain cash sufficient to make the distributions required to retain its qualification as a REIT for federal income tax purposes.


     On July 10, 1998, the Company declared a dividend of $0.10 per share of Common Stock payable August 31, 1998 to stockholders of record on August 10, 1998. The Company currently anticipates that it will maintain at least a dividend rate of $0.40 per share of Common Stock per year or $0.10 per share of Common Stock per quarter for the immediate future, unless actual results of operations, economic conditions or other factors differ from its current expectations.



     To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in Percentage Lease revenue, the Company expects to utilize other cash on hand or borrowings under the Credit Facility to make such distributions. No assurance can be given, however, that the Company will make distributions in the future at the current rate, or at all.


     The timing and amount of future distributions, if any, made by the Company will be determined by the Board of Trustees and will depend on a number of factors, including the amount of cash available for distribution, funds available from operations, the Company's financial condition, capital expenditure requirements for the Company's properties, the annual distribution requirements under the REIT provisions of the Code and such other factors as the Board of Trustees may deem relevant.

     The holders of Common Stock are entitled to such dividends, if any, as may be declared from time to time by the Board of Trustees from funds legally available therefor and, upon liquidation, are entitled to receive, pro rata, all assets of the Company available for distribution to such holders. All shares of Common Stock are or, when issued upon conversion of Units, will be fully paid and nonassessable and will have no preemptive rights.


     The primary source of proceeds to be used for distributions to stockholders is the Company's share of the rents due pursuant to the Percentage Leases. The anticipated revenue may or may not be realized or collected.

Accordingly, the statements set forth above with regard to distributions are forward-looking statements involving certain risks and uncertainties that could cause actual results to differ materially from those expressed in such statements. Important factors that could cause such different results include, but are not limited to, competition from other hotels, increases in operating costs, seasonality effects in hotel occupancy and revenues, and the potential loss of a franchise or liquor license in respect of any Hotel or acquired hotel. See "FORWARD-LOOKING STATEMENTS."


MARKET FOR THE COMPANY'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS



     The following table sets forth, for the periods indicated, the high and low sales prices of the Company's Common Stock, as quoted by the NYSE, as well as dividends declared thereon:



                                                       HIGH      LOW      DIVIDENDS
                                                       ----      ---      ---------
FISCAL YEAR 1999
  First Quarter......................................  4 3/8     4 1/8        --
  Second Quarter.....................................  5 3/16    4 1/4       .10
FISCAL YEAR 1998
  First Quarter......................................  5 3/8     4 1/2       .10
  Second Quarter.....................................  4 7/8     4 3/8       .05
  Third Quarter......................................  5         4 5/8        --
  Fourth Quarter.....................................  4 11/16   4 1/4        --
FISCAL YEAR 1997
  First Quarter......................................  7 1/4     5 3/4       .10
  Second Quarter.....................................  6         5 3/8       .10
  Third Quarter......................................  6         5 3/8       .10
  Fourth Quarter.....................................  5 5/8     4 7/8       .10


RESTRICTIONS ON OWNERSHIP AND TRANSFER


     The Common Stock is subject to certain restrictions upon the ownership and transfer thereof that were adopted for the purpose of enabling the Company to preserve its status as a REIT. For a description of such restrictions, see "CERTAIN DECLARATION PROVISIONS -- Restrictions on Ownership and Transfer."


EXCHANGE LISTING


     The Company's Common Stock is listed on the NYSE under the symbol "RRF." The Company intends to change its name to "InnSuites Hospitality Trust" in September 1998. The Company's Common Stock will then be listed on the NYSE under the symbol "IHT".


TRANSFER AGENT

     The transfer agent and registrar for the Common Stock is National City Bank, Cleveland, Ohio.

   SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION AND OPERATING DATA



     The following tables set forth (i) selected unaudited pro forma condensed consolidated financial information for the Company for the year ended January 31, 1998 and for the quarter ended April 30, 1998, and (ii) selected unaudited pro forma condensed financial information for the Lessee for the year ended December 31, 1997 and for the quarter ended March 31, 1998.



     The Pro Forma Condensed Consolidated Statements of Income for the Company for the year ended January 31, 1998 and for the quarter ended April 30, 1998 (i) are presented as if the acquisitions of the Hotels (except for the Buena Park, California hotel which was acquired June 1, 1998) had occurred on February 1, 1997; and (ii) adjusts the historical operating results of the Company for the year ended January 31, 1998 and for the quarter ended April 30, 1998 for the effects of those acquisitions. The pro forma information is not necessarily indicative of what the actual results of operations of the Company would have been, assuming these transactions had been consummated as of February 1, 1997, nor does it purport to represent the future results of operations of the Company.



     The Pro Forma Condensed Statements of Operations of the Lessee for the year ended December 31, 1997 and for the quarter ended March 31, 1998 are presented as if the acquisitions of the Hotels (except for the Buena Park, California hotel) and the beginning of the relevant lease years had occurred on January 1, 1997, and therefore incorporates certain assumptions that are included in the Notes to the Pro Forma Condensed Statements of Operations. The pro forma operating information for the Lessee is presented to reflect the pro forma operations of the Lessee for 1997 and for the first quarter of 1998, which operations are the source of funds for the Percentage Lease payments to the Partnership.



     The following selected financial information and the financial statements contained in the Company's Form 10-K for the year ended January 31, 1998 and Form 10-Q for the quarter ended April 30, 1998 should be read in conjunction with "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and all other historical financial statements and notes included elsewhere in this Prospectus. See pages F-1 through F-50 for certain historical financial statements and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                              REALTY REFUND TRUST

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                      FOR THE YEAR ENDED JANUARY 31, 1998

       (UNAUDITED, DOLLAR AMOUNTS IN THOUSANDS EXCEPT FOR PER SHARE DATA)


                                                              ST. MARY'S      SAN DIEGO
                                  TRUST        FORMATION       PRO FORMA      PRO FORMA        PRO
                                HISTORICAL    TRANSACTIONS    ADJUSTMENTS    ADJUSTMENTS      FORMA
                                ----------    ------------    -----------    -----------    ----------
                                   (A)            (B)             (B)            (B)
PERCENTAGE LEASE REVENUE......  $       --      $ 7,902         $  995          $ 500       $    9,397
OTHER RENTAL REVENUE..........       1,367       (1,367)            --             --               --
INTEREST INCOME...............          55           --             --             --               55
                                ----------      -------         ------          -----       ----------
          TOTAL REVENUES......       1,422        6,535            995            500            9,452
                                ----------      -------         ------          -----       ----------
LOSS ON SALE OF REAL ESTATE...          36          (36)            --             --               --
INTEREST EXPENSE ON MORTGAGE
  AND OTHER NOTES PAYABLE.....         118        1,492            630            413            2,653
ADVISORY FEE TO RELATED PARTY
  ADVISOR.....................          --          576            112             59              747
OPERATING EXPENSES OF REAL
  ESTATE HELD FOR SALE........       1,379       (1,379)            --             --               --
DEPRECIATION AND
  AMORTIZATION................          21        1,689            360            164            2,234
GENERAL AND ADMINISTRATIVE....         441          137             70             90              738
REAL ESTATE AND PERSONAL
  PROPERTY TAXES, CASUALTY
  INSURANCE AND GROUND RENT...          --          820            230             49            1,099
MINORITY INTEREST.............          --        2,396           (356)          (241)           1,799
                                ----------      -------         ------          -----       ----------
          TOTAL EXPENSES AND
            MINORITY
            INTEREST..........       1,995        5,695          1,046            534            9,270
                                ----------      -------         ------          -----       ----------
NET INCOME (LOSS) ATTRIBUTABLE
  TO SHARES OF BENEFICIAL
  INTEREST....................  $     (573)     $   840         $  (51)         $ (34)      $      182
                                ==========      =======         ======          =====       ==========
NET INCOME (LOSS) PER SHARE...  $    (0.34)                                                 $     0.11
                                ==========                                                  ==========
WEIGHTED AVERAGE NUMBER OF
  SHARES OUTSTANDING..........   1,667,817                                                   1,667,817



     The accompanying notes to pro forma condensed consolidated statements of income are an integral part of this statement.

                              REALTY REFUND TRUST



              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME


                   FOR THE THREE MONTHS ENDED APRIL 30, 1998



       (UNAUDITED, DOLLAR AMOUNTS IN THOUSANDS EXCEPT FOR PER SHARE DATA)



                                                                        SAN DIEGO
                                                           TRUST        PRO FORMA        PRO
                                                         HISTORICAL    ADJUSTMENTS      FORMA
                                                         ----------    -----------    ----------
                                                            (A)            (B)
PERCENTAGE LEASE REVENUE...............................  $    3,771       $115        $    3,886
INTEREST INCOME........................................          11         --                11
                                                         ----------       ----        ----------
          TOTAL REVENUES...............................       3,782        115             3,897
                                                         ----------       ----        ----------
INTEREST EXPENSE ON MORTGAGE AND OTHER NOTES PAYABLE...         629         99               728
ADVISORY FEE TO RELATED PARTY ADVISOR..................         144         15               159
DEPRECIATION AND AMORTIZATION..........................         519         41               560
GENERAL AND ADMINISTRATIVE.............................         431         23               454
REAL ESTATE AND PERSONAL PROPERTY TAXES, CASUALTY
  INSURANCE AND GROUND RENT............................         229         12               241
MINORITY INTEREST......................................       1,395        (66)            1,329
                                                         ----------       ----        ----------
          TOTAL EXPENSES AND MINORITY INTEREST.........       3,347        124             3,471
                                                         ----------       ----        ----------
NET INCOME (LOSS) ATTRIBUTABLE TO SHARES OF BENEFICIAL
  INTEREST.............................................  $      435       $ (9)       $      426
                                                         ==========       ====        ==========
NET INCOME PER SHARE...................................  $     0.26                   $     0.26
                                                                                      ==========
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING..........   1,667,817                    1,667,817



     The accompanying notes to pro forma condensed consolidated statements of income are an integral part of this statement.

                              REALTY REFUND TRUST


         NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME


 FOR THE YEAR ENDED JANUARY 31, 1998 AND THE THREE MONTHS ENDED APRIL 30, 1998



                       (UNAUDITED) (DOLLARS IN THOUSANDS)



(A) Derived from the historical statement of operations for the Company for the applicable period.


(B) Represents pro forma adjustments to reflect the acquisitions of the Hotels as of February 1, 1997. The pro forma adjustments include the following:

     1. Pro forma percentage rent as calculated pursuant to the terms of the Percentage Leases between the Partnership and the Hotels.

     2. Pro forma adjustments to other rental revenue, loss on sale of real estate and operating expenses of real estate held for sale assume the sale of the related real estate occurred as of February 1, 1997. The real estate was sold on September 4, 1997 for $6,000.


     3. Pro forma interest expense includes interest on existing mortgage indebtedness assumed by the Partnership. The interest rates on the mortgage debt range from 8.0% to 9.75%. With respect to the acquisition of the San Diego hotel, includes interest on notes payable to the seller at 8% on note principal of $750 and 8.5% on note principal of $2,950. For both seller notes, the principal is to be amortized based on a 25-year amortization. In connection with the San Diego hotel acquisition, pro forma interest expense at 8.5% has been computed on $1,348 of revolving line of credit borrowings used to fund the cash portion of the purchase price. For the year ended January 31, 1998, historical interest expense on $2,300 is eliminated as that loan from related party was retired with proceeds from the sale of the real estate.



     4. Pro forma advisory fee to related party advisor (equal to 1% of the appraised value of the Company's invested assets) reflects assets under management having a total appraised value of $74,800.


     5. Pro forma depreciation and amortization represents (i) the elimination of historical amortization of the Company related to the real estate held for sale, and (ii) depreciation of the properties owned and acquired by the Company. Depreciation is computed using the straight-line method and is based upon the estimated useful lives of 40 years for building and improvements and 7 years for furniture and equipment. These estimated useful lives are based on management's knowledge of the properties and hotel industry in general.

      The Company's pro forma investment in hotel properties, at cost, consists of the following:


                                                             ST. MARY'S      SAN DIEGO
                                              FORMATION       PRO FORMA      PRO FORMA
                                             TRANSACTIONS    ADJUSTMENTS    ADJUSTMENTS
                                             ------------    -----------    -----------
Land.......................................    $ 3,440         $  900         $  700
Building and improvements..................     31,395          3,615          3,973
Furniture, fixtures and equipment..........      6,406          1,800            458
                                               -------         ------         ------
                                               $41,241         $6,315         $5,131
                                               =======         ======         ======


     6. Pro forma general and administrative expense reflects expenses related to salaries and wages, professional fees, directors expenses and other operating expenses of the properties assumed by the Company.

     7. Pro forma real estate and personal property taxes, property and casualty insurance and ground rent expense paid by the Company based on historical amounts.

     8. Pro forma minority interest represents 87.6% of net income of the Partnership attributable to minority interest holders who hold 7,191,847 limited partnership units (including non-exchanging minority partners representing the equivalent of 299,622 limited partnership units). The Company holds 1,020,586 units of general partner interests or 12.4% of the total.

                               YEAR ENDED JANUARY 31, 1998
                        ------------------------------------------     THREE MONTHS ENDED
                                        ST. MARY'S      SAN DIEGO        APRIL 30, 1998
                         FORMATION       PRO FORMA      PRO FORMA          SAN DIEGO
                        TRANSACTIONS    ADJUSTMENTS    ADJUSTMENTS    PRO FORMA ADJUSTMENT
                        ------------    -----------    -----------    --------------------
Pro forma income
  before minority
  interest:
Company...............    $    55         $   --          $  --              $  --
RRF Sub Corp..........       (128)            --             --                 --
Partnership...........      2,736           (407)          (275)               (75)
                          -------         ------          -----              -----
                            2,663           (407)          (275)               (75)
Minority interest in
  pro forma net income
  of the
  Partnership at
  87.6%...............      2,396           (356)          (241)               (66)
                          -------         ------          -----              -----
                          $   267         $  (51)         $ (34)             $  (9)
                          =======         ======          =====              =====

                                     LESSEE


                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                    (UNAUDITED, DOLLAR AMOUNTS IN THOUSANDS)


                                                    HISTORICAL     HISTORICAL
                                   HISTORICAL       ST. MARY'S     SAN DIEGO      PRO FORMA     PRO FORMA
                                 HOTEL COMPANIES       HOTEL         HOTEL       ADJUSTMENTS     LESSEE
                                 ---------------    -----------    ----------    -----------    ---------
                                       (A)              (B)           (B)
REVENUES:
Room revenue...................      $18,801          $2,562         $1,398        $    --       $22,761
Food and beverage revenue......          519             814            130             --         1,463
Other revenue..................          591             166             80             --           837
                                     -------          ------         ------        -------       -------
  Total Revenues...............       19,911           3,542          1,608             --        25,061
                                     -------          ------         ------        -------       -------
EXPENSES:
Departmental expenses of
  Hotels:
  Rooms........................        4,915           1,119            716             --         6,750
  Food and beverage............          921             611             82             --         1,614
General and administrative.....        3,056             168             91            180(C)      3,495
Advertising and promotion......          871             120             93             --         1,084
Utilities......................          934             350            119             --         1,403
Management fees................          833              59             48           (313)(D)       627
Franchisor royalties and other
  charges......................          582             101             93            295(E)      1,071
Repairs and maintenance........        2,473             457             82             --         3,012
Real estate and personal
  property taxes, insurance,
  and ground rent..............          912             204             49         (1,071)(F)        94
Interest expense...............        1,854             556            229         (2,639)(G)        --
Depreciation and
  amortization.................        1,226             248            165         (1,639)(H)        --
Percentage Lease payments......           --              --             --          9,397(I)      9,397
                                     -------          ------         ------        -------       -------
     Total Expenses............       18,577           3,993          1,767          4,210        28,547
                                     -------          ------         ------        -------       -------
NET INCOME (LOSS) BEFORE
  EXTRAORDINARY ITEMS..........      $ 1,334          $ (451)        $ (159)       $(4,210)      $(3,486)
                                     =======          ======         ======        =======       =======



     The accompanying notes to pro forma condensed statements of operations are an integral part of this statement of operations.

                                     LESSEE


                  PRO FORMA CONDENSED STATEMENT OF OPERATIONS


                   FOR THE THREE MONTHS ENDED MARCH 31, 1998


                    (UNAUDITED, DOLLAR AMOUNTS IN THOUSANDS)


                                   HISTORICAL       HISTORICAL     HISTORICAL
                                   LESSEE AND       ST. MARY'S     SAN DIEGO      PRO FORMA     PRO FORMA
                                 HOTEL COMPANIES       HOTEL         HOTEL       ADJUSTMENTS     LESSEE
                                 ---------------    -----------    ----------    -----------    ---------
                                       (A)              (B)           (B)
REVENUES:
Room revenue...................      $7,513            $ 261          $327          $  --        $ 8,101
Food and beverage revenue......         396               69            31             --            496
Other revenue..................         222               12            25             --            259
                                     ------            -----          ----          -----        -------
  Total Revenues...............       8,131              342           383             --          8,856
                                     ------            -----          ----          -----        -------
EXPENSES:
Departmental expenses of
  Hotels:
  Rooms........................       1,765              153           143             --          2,061
  Food and beverage............         461               61            18             --            540
General and administrative.....       1,572               12            19             30(C)       1,633
Advertising and promotion......         285               18            16             --            319
Utilities......................         350               33            26             --            409
Management fees................         203               17            14            (13)(D)        221
Franchisor royalties and other
  charges......................         335               --            23             (5)(E)        353
Repairs and maintenance........         878               42            32             --            952
Real estate and personal
  property taxes, insurance,
  and ground rent..............          --               16            15            (31)(F)         --
Interest expense...............          --               75            57           (132)(G)         --
Depreciation and
  amortization.................          --               35            41            (76)(H)         --
Percentage Lease payments......       2,779               --            --            985(I)       3,764
                                     ------            -----          ----          -----        -------
     Total Expenses............       8,628              462           404            758         10,252
                                     ------            -----          ----          -----        -------
NET INCOME (LOSS) BEFORE
  EXTRAORDINARY ITEMS..........      $ (497)           $(120)         $(21)         $(758)       $(1,396)
                                     ======            =====          ====          =====        =======



     The accompanying notes to pro forma condensed statements of operations are an integral part of this statement of operations.

                                     LESSEE



             NOTES TO PRO FORMA CONDENSED STATEMENTS OF OPERATIONS


                    FOR THE YEAR ENDED DECEMBER 31, 1997 AND


                   FOR THE THREE MONTHS ENDED MARCH 31, 1998



                    (UNAUDITED, DOLLAR AMOUNTS IN THOUSANDS)



(A) Derived from the historical financial statements of the Hotels and Lessee for the applicable period.


 (B) Derived from the historical financial statements of St. Mary's and San Diego, as applicable. For the three months ended March 31, 1998, the Historical St. Mary's Hotel amounts represent historical revenues and expenses of that hotel for the month of January 1998. As the St. Mary's Hotel was acquired by the Partnership on February 1, 1998 and leased to the Lessee commencing that same date, its historical results of operations for the months of February and March 1998 are included in the Lessee's historical operating results for the three months ended March 31, 1998.

 (C) Increase reflects the estimated incremental expenses to be incurred by Lessee in connection with administrative salaries and occupancy expenses, net of historical general and administrative expenses of the Lessee which will be incurred by the Partnership.
 (D) Reflects the adjustment of management fee expense of the Hotels to a standard 2.5% of revenues per year pursuant to the management agreement entered into between the Lessee and the Partnership.
 (E) Reflects the adjustment of franchise fees paid to InnSuites to a standard 2.5% of revenues per year (1.25% at four existing properties with dual franchises).
 (F) Reflects the elimination of real estate and personal property taxes, property and casualty insurance, and ground rent expenses to be paid by the Partnership.
 (G) Reflects the elimination of interest expense related to debt assumed by the Partnership.
 (H) Reflects the elimination of depreciation expense related to the investments in hotel properties of the Hotels which were acquired by the Partnership.
 (I) Represents lease payments calculated on a pro forma basis by applying the rent provisions of the Percentage Leases to the pro forma room and other revenues of the Hotels.

                            SELECTED FINANCIAL DATA



     The following selected financial data of the Company for the five fiscal years ended January 31, 1998 have been derived from the audited financial statements of the Company, which have been audited by Arthur Andersen LLP, independent public accountants. The following selected financial data of the Company for the quarter ended April 30, 1998 have been derived from the unaudited financial statements of the Company. All of the data should be read in conjunction with the respective financial statements and related notes included therein.



                         QUARTER
                          ENDED
                        APRIL 30,
                          1998          1998          1997         1996          1995          1994
                       -----------   -----------   ----------   -----------   -----------   -----------
Total revenues.......  $ 3,782,584   $ 1,421,979   $3,915,506   $ 5,430,006   $ 6,592,051   $ 7,645,790
                       ===========   ===========   ==========   ===========   ===========   ===========
Net income (loss)....  $   435,169   $  (573,509)  $ (888,365)  $(7,554,351)  $   670,945   $   955,121
                       ===========   ===========   ==========   ===========   ===========   ===========
Earnings (loss) per
  share -- basic and
  diluted............  $       .26   $      (.56)  $     (.87)  $     (7.40)  $       .66   $       .94
                       ===========   ===========   ==========   ===========   ===========   ===========
Cash dividends paid
  and declared per
  share..............  $       .00   $       .15   $      .40   $       .50   $       .80   $       .86
                       ===========   ===========   ==========   ===========   ===========   ===========
Total assets.........  $57,034,045   $43,619,639   $6,416,123   $24,555,330   $45,165,356   $65,264,638
                       ===========   ===========   ==========   ===========   ===========   ===========
Bank and other
  borrowings.........  $33,073,388   $22,428,880   $2,300,000   $10,795,000   $16,810,000   $24,575,000
                       ===========   ===========   ==========   ===========   ===========   ===========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OVERVIEW

     In September 1997, the Company sold its interests in the Carbon & Carbide Building in Chicago, Illinois for $6,000,000, before consideration of closing and other costs related to the sale. A loss of approximately $36,000 was recorded as a result of the sale. The Carbon & Carbide Building was originally acquired in July 1992 when the Company accepted title in lieu of foreclosure. At the time of title acceptance, the Company recorded a provision to write down its investment to estimated net realizable value as it was the Company's intention to sell the real estate. Since that time, the carrying value of the investment increased as a result of considerable investment in building and tenant improvements. Based on both market conditions for similar commercial property in Chicago and the operating performance of the property, the Company recorded a $3,000,000 provision in the fourth quarter of fiscal 1996 to reduce the carrying value of the property to its then estimated net realizable value. The amount of the writedown was based upon the Company's best estimate of the amount of net proceeds which would be realized upon sale of the real estate. In the fourth quarter of fiscal 1997, the Company entered into a contract to sell the building for $6,000,000. Accordingly, the Company recorded an additional provision of $1,085,000 to reduce the carrying value of the real estate held for sale to its estimated net realizable value based upon the pending contract price and estimated costs associated with the potential sale.


     Having liquidated all of its other investments (primarily wrap-around mortgages) prior to January 31, 1997, the Company's principal asset after the sale of the Carbon & Carbide Building consisted of cash and cash equivalents. On January 31, 1998, the Company contributed $2,081,000 to the Partnership in exchange for a 13.6% general partner interest therein. The Company is the sole general partner of the Partnership. The Partnership issued limited partnership interests representing 86.4% of the Partnership to acquire six hotel properties from various entities. In addition, through RRF Sub Corp., the Company issued 647,231 shares of Common Stock in exchange for all of the outstanding shares of a corporation which owned a hotel located in Scottsdale, Arizona. On February 1, 1998, the Partnership acquired 100% of the ownership interests in the Tucson St. Mary's hotel for $10,820,000. The Partnership assumed $7,803,000 in mortgage debt and other obligations and issued 699,933 limited partnership units to James and Gail Wirth (of which 28,800 Units were subsequently paid to third parties as advisory fees), who each held a 50% equity ownership interest in the Tucson St. Mary's hotel. On April 29, 1998, the Partnership acquired 100% of the ownership of the InnSuites Hotel San Diego for $5,148,000. The Partnership invested $1,448,000 in cash (of which $1,348,000 was drawn under the Credit Facility) and became obligated for $3,700,000 in seller financing in the form of two promissory notes secured by mortgage trust deeds on the property. On June 1, 1998, the Partnership acquired 100% of the ownership of the InnSuites Hotel Buena Park for $7,100,000. The Partnership assumed $4,116,754 in mortgage debt and other obligations and issued 628,052 limited partnership units to James Wirth and Steven Robson (of which 13,034 Units were subsequently paid to a third party as an advisory fee) who each held a 50% equity ownership interest in the Buena Park hotel. On August 11, 1998, the Company satisfied a $2.65 million participating mortgage obligation related to the Ontario hotel through the issuance of 423,687 shares of Common Stock to former partners in Ontario Hospitality Properties Limited Partnership and 133,492 Class B Units in the Partnership to James Wirth and his affiliates for their respective interests.



     Having completed the acquisitions of the Hotels and having satisfied the Ontario participating mortgage, the Company now owns a 15.4% interest in nine of the Hotels through its interest in the Partnership and 100% of the Scottsdale hotel through RRF Sub Corp. In order for the Company to qualify as a REIT, neither the Company nor the Partnership can operate the Hotels. Therefore, each of the Hotels are leased to the Lessee pursuant to a Percentage Lease. Each Percentage Lease obligates the Lessee to pay rent equal to the greater of the minimum rent or a percentage rent based on the gross revenues of each Hotel. The Lessee holds the franchise agreement for each Hotel. The Lessee is owned 9.8% by ISIH, an entity owned by Mr. Wirth and his wife. The Company's principal source of revenue is lease payments from the Lessee pursuant to the Percentage Leases. Lease revenue is based upon the room and other revenues of the Hotels leased to the Lessee. The Lessee's ability to make payments to the Partnership pursuant to the Percentage Leases is dependent primarily upon the operations of the Hotels. Therefore, management believes that a discussion of the pro forma operating results of the Lessee and the historical operating results of the Hotels are important to an understanding of the business of the Company. The following discusses (i) the Company's pro forma results of operations for the years ended January 31, 1997 and January 31, 1998 and the quarters ended April 30, 1997 and April 30, 1998; (ii) the Lessee's pro forma results of operations for the year ended December 31, 1997 and the quarters ended March 31, 1997 and March 31, 1998; and (iii) the historical results of the Initial Hotels for the years ended December 31, 1997, 1996 and 1995.


GENERAL

     Results of operations are best explained by three key performance indicators: occupancy, ADR and REVPAR. Increases in REVPAR attributable to increases in occupancy are accompanied by increases in most categories of variable operating costs. Increases in REVPAR attributable to increases in ADR are accompanied by increases in limited categories of operating costs, such as management fees and franchise and licenses fees.

PRO FORMA RESULTS OF OPERATIONS FOR THE CONSOLIDATED COMPANY


     The following tables set forth key indicators for (i) all of the Hotels combined, and (ii) all fully-operational Hotels (which excludes the Flagstaff, Tucson St. Mary's, Buena Park and San Diego hotels, which were under renovation), and are useful in understanding the underlying changes in the percentage rent during the Company's pro forma years ended January 31, 1997 and January 31, 1998.



                                     ALL FULLY-OPERATIONAL HOTELS              ALL HOTELS
                                           (EXCLUDES HOTELS                 (INCLUDES HOTELS
                                           UNDER RENOVATION)               UNDER RENOVATION)
                                        YEAR ENDED DECEMBER 31,         YEAR ENDED DECEMBER 31,
                                     -----------------------------    ----------------------------
            KEY FACTORS               1997       1996       1995       1997     1996(1)    1995(1)
            -----------              -------    -------    -------    ------    -------    -------
Occupancy..........................    74.3%      71.9%      72.2%      59.6%     68.4%      67.6%
ADR................................  $71.80     $69.17     $64.50     $61.82    $65.71     $62.80
REVPAR.............................  $52.57     $49.75     $46.57     $38.30    $45.79     $42.45



---------------



(1) Does not include information regarding the Tucson St. Mary's, San Diego and Buena Park hotels.



     The following tables set forth key indicators for (i) all of the Hotels combined, and (ii) all fully-operational Hotels (which excludes the Flagstaff, Tucson St. Mary's, Buena Park and San Diego hotels, which were under renovation), and are useful in understanding the underlying changes in the percentage rent during the Company's pro forma quarters ended March 31, 1997 and March 31, 1998.



                                                        ALL FULLY-OPERATIONAL
                                                                HOTELS                  ALL HOTELS
                                                           (EXCLUDES HOTELS          (INCLUDES HOTELS
                                                          UNDER RENOVATION)         UNDER RENOVATION)
                                                            QUARTER ENDED             QUARTER ENDED
                                                              MARCH 31,                 MARCH 31,
                                                        ----------------------      ------------------
                     KEY FACTORS                          1998         1997          1998       1997
                     -----------                        ---------    ---------      -------    -------
Occupancy.............................................     87.6%        85.2%         68.6%      69.4%
ADR...................................................   $83.93       $87.12        $72.69     $69.56
REVPAR................................................   $73.70       $73.87        $52.96     $51.80



     The pro forma financial information set forth below is presented as if the acquisitions of the Hotels (except for the Buena Park hotel) had been consummated as of February 1, 1997. The pro forma financial information is not necessarily indicative of what actual results of operations of the Company would have been assuming the acquisitions of the Hotels had been consummated as of February 1, 1997, nor does it purport to represent the results of operations for future periods. Financial information for Tucson St. Mary's and San Diego, which InnSuites did not own in the fiscal year ended January 31, 1997, is not available and, therefore, is not included in the pro forma results for the year ended January 31, 1997.

                                                            YEAR ENDED       QUARTER ENDED
                                                           JANUARY 31,         APRIL 30,
                                                         ----------------   ----------------
                                                          1998      1997     1998      1997
                                                         ------    ------   ------    ------
                                                          (UNAUDITED, IN     (UNAUDITED, IN
                                                            THOUSANDS)         THOUSANDS)
Percentage Lease Revenue...............................  $9,397    $7,376   $3,886    $3,670
Interest Income........................................      55     1,638       11        --
                                                         ------    ------   ------    ------
          Total Revenues...............................   9,452     9,014    3,897     3,670
                                                         ------    ------   ------    ------
Provision for Writedowns of Loan Receivable............      --       111       --        --
Interest on Loans Underlying Wrap Mortgages............      --       239       --        --
Interest Expense on Mortgage and Other Notes Payable...   2,653     1,929      728       663
Advisory Fee to Related Party Advisor..................     747       576      159       187
Depreciation and Amortization..........................   2,234     1,710      560       559
General and Administrative.............................     738       578      454       132
Real Estate and Personal Property Taxes and Casualty
  Insurance and Ground Rent............................   1,099       942      241       275
Minority Interest......................................   1,799     1,625    1,329     1,349
                                                         ------    ------   ------    ------
          Total Expenses and Minority Interest.........   9,270     7,710    3,471     3,165
                                                         ------    ------   ------    ------
Net Income Attributable to Shares of Beneficial
  Interest.............................................  $  182    $1,304   $  426    $  505
                                                         ======    ======   ======    ======
Net Income Per Share -- basic and diluted..............  $  .11    $  .78   $  .26    $  .30
                                                         ======    ======   ======    ======



     For the year ended January 31, 1998, the Company had pro forma revenues of $9.4 million from the Percentage Leases that would have been in place at the Hotels (except for the Buena Park hotel). The Company had only $.55 million in interest income compared to $1.6 million in interest income from mortgage investments in 1997 due to loan repayments during fiscal 1997. Other rental revenue of $1.4 million and operating expenses of $1.4 million and amortization of $.02 million related to the Carbon & Carbide Building (the sale of which closed on September 4, 1997) have been eliminated. Net income to stockholders (after minority interest) declined to $.18 million from $1.3 million due to the elimination of the positive spread on the mortgage investments and presentation of $2.3 million in cash realized from the sale of the Carbon & Carbide Building without reflecting any pro forma income or return from investment of that cash.



     For the year ended January 31, 1997, the Company had pro forma revenues of $7.4 million from the Percentage Leases that would have been in place at the Hotels (except for the San Diego, Buena Park and Tucson St. Mary's hotels). The Company also had $1.6 million in interest income from mortgage investments which were repaid during fiscal 1997. Expenses included interest expense related to the mortgage investments and a note payable to an affiliated party. Other rental revenue of $2.3 million and operating expenses of $2.1 million and amortization of $.04 million related to the Carbon & Carbide Building (the sale of which closed on September 4, 1997) have been eliminated.



     For the quarter ended April 30, 1998, the Company had pro forma revenues of $3.9 million from the Percentage Leases that would have been in place at the Hotels (except for the Buena Park hotel) compared to $3.7 million for the quarter ended April 30, 1997. The increase is due to improved REVPAR which increased from $51.80 to $52.96 despite a modest decline in occupancy from 69.4% to 68.6% at all of the Hotels (including those under renovation). Total expenses and minority interest of $3.5 million for the quarter ended April 30, 1998 reflects a $.3 million increase over the quarter ended April 30, 1997, primarily due to increased general and administrative expenses, mainly administrative payroll and legal and accounting fees related to activity following the formation of the Partnership on January 30, 1998. Net income attributable to Common Stock declined slightly from $.51 million for the quarter ended April 30, 1997 to $.43 million for the quarter ended April 30, 1998 due to the increase of expenses over revenues.


PRO FORMA RESULTS OF OPERATIONS OF LESSEE


     For the year ended December 31, 1997, the Lessee had pro forma revenues of $25.1 million compared to $18.3 million for the year ended December 31, 1996, an increase of $6.8 million (37.2%). This was due to the inclusion of San Diego's and Tucson St. Mary's revenue in 1997 and an increase in occupancy at all fully-operational Hotels from 71.9% in 1996 to 74.3% in 1997 and an increase in ADR at the same Hotels from $69.17 in 1996 to $71.80 in 1997. Total expenses increased $8.3 million from $20.2 million in the year ended December 31, 1996 to $28.5 million in the year ended December 31, 1997 primarily due to the inclusion of expenses of Tucson St. Mary's and San Diego in 1997 and increased general and administrative expenses related to the formation of the Partnership. Repairs and maintenance of $3.0 million in 1997 ($.4 million more than in 1996) remained high due to costs of the ongoing refurbishment program which was substantially completed by the end of calendar 1997 and the inclusion of Tucson St. Mary's expenses. The larger increase in expenses ($8.3 million) as compared to the $6.8 million increase in revenues resulted in a $1.65 million increased loss to $3.5 million in the year ended December 31, 1997 as compared to the $1.8 million loss for the year ended December 31, 1996.



     The pro forma net loss of Lessee for 1997 was $3.5 million, primarily due to having incurred $3.0 million of maintenance expense as part of a multi-year refurbishment program. The refurbishment program was substantially completed as of the end of calendar 1997. Mr. and Mrs. Wirth's management and trademark corporations have agreed to subordinate their receipt of management fees and trademark fees from the Lessee, to the extent that the Flagstaff hotel does not generate sufficient operating cash flow to meet its $250,000 minimum annual rent payment, until the Flagstaff hotel has generated sufficient operating cash flow to meet its $250,000 minimum annual rent payment in two consecutive years. The elimination of the maintenance expense associated with refurbishment and Mr. Wirth's subsidy of the Flagstaff hotel should enable Lessee to generate a positive cash flow.



     For the quarter ended March 31, 1998 the Lessee had pro forma revenues of $8.9 million compared to $8.5 million for the quarter ended March 31, 1997. The $.4 million increase in revenue was due to an increase in REVPAR at all Hotels from $51.80 for the quarter ended March 31, 1997 to $52.96 for the quarter ended March 31, 1998 despite a slight .8% decline in occupancy from 1997 to 1998. Percentage Lease expense increased approximately $.1 million due to increased room and other revenues. Departmental and other expenses increased $2.2 million in the quarter ended March 31, 1998 as compared to the corresponding period of 1997 due to significantly higher levels of legal and accounting expenses and increased departmental rooms expenses and maintenance costs.


RESULTS OF OPERATIONS OF THE HOTELS


     The following table sets forth certain combined historical financial information for the Initial Hotels, as a percentage of revenues, for the years ended December 31, 1997, 1996 and 1995, and pro forma financial information for all of the Hotels (excluding the Buena Park hotel) for the quarters ended March 31, 1998 and 1997.

                                                                              QUARTER ENDED
                                              YEAR ENDED DECEMBER 31,           MARCH 31,
                                           -----------------------------    ------------------
                                            1997       1996       1995       1998       1997
                                           -------    -------    -------    -------    -------
FINANCIAL DATA
Room revenue.............................     94.4%      96.1%      96.4%      91.5%      92.2%
Food and beverage revenue................      2.6        1.1        0.8        5.6        6.4
Other revenue............................      3.0        2.8        2.8        2.9        1.4
                                           -------    -------    -------    -------    -------
  Total revenue..........................    100.0      100.0      100.0      100.0      100.0
                                           -------    -------    -------    -------    -------
Departmental and other expenses..........     73.2       70.1       69.6       73.3       51.1
Real estate and personal property taxes,
  insurance and rent.....................      4.6        4.8        4.1         --         --
Depreciation and amortization............      6.2        6.3        6.6         --         --
Interest expense.........................      9.3        8.6       12.5         --         --
Percentage Lease expense.................       --         --         --       42.5       43.4
                                           -------    -------    -------    -------    -------
Income (loss) before extraordinary
  items..................................      6.7       10.2        7.2     (15.8)        5.5
Extraordinary item -- gain on early
  extinguishment of debt.................       --        1.7       40.6         --         --
                                           -------    -------    -------    -------    -------
Net income (loss)........................      6.7%      11.9%      47.8%    (15.8)%       5.5%
                                           =======    =======    =======    =======    =======
OTHER DATA
EBITDA(1), as a % of revenue.............     22.2%      25.0%      26.3%     -15.8%       5.5%
Cash Flow from Operating Activities, as a
  % of revenue...........................     19.7%      14.4%      13.2%       N/A        N/A
Cash Flow from Investing Activities, as a
  % of revenue...........................     -8.4%     -10.9%      -2.5%       N/A        N/A
Cash Flow from Financing Activities, as a
  % of revenue...........................    -13.8%      -6.4%     -11.9%       N/A        N/A
KEY FACTORS(2)
Occupancy................................     70.6%      68.4%      67.6%      68.6%      69.4%
ADR......................................  $ 68.73    $ 65.71    $ 62.80    $ 72.69    $ 69.56
REVPAR...................................  $ 48.62    $ 45.79    $ 42.45    $ 52.96    $ 51.80


---------------

(1) Represents income (loss) before extraordinary items, excluding interest expense, depreciation and amortization. The Company believes that EBITDA, defined as net income before interest, depreciation, amortization, taxes and extraordinary items, provides a good indicator of the financial performance of the Hotels and will be a significant factor in determining the Lessee's ability to make lease payments to the Partnership. This indicator should not, however, be considered as an alternative to net income as an indication of Lessee's performance or to cash flow as a measure of liquidity.


(2) No assurance can be given that the trends reflected in this data will continue or that occupancy, ADR and REVPAR will not decrease as a result of changes in national or local economic or hospitality industry conditions. The figures for 1997, 1996 and 1995 include the Flagstaff hotel, acquired in June 1996 and under renovation during the remainder of 1996 and the first half of 1997, which renovation was substantially completed as of October 15, 1997, but do not include figures for Hotels (Tuscon St. Mary's, Buena Park and San Diego) which were acquired in 1998. The figures for the quarters ending March 31, 1998 and 1997 include all the Hotels (except for the Buena Park hotel) on a pro forma basis as if they had been acquired on January 1, 1997.



"N/A" means not applicable.

  Comparison of the year ended December 31, 1997 with 1996 for the Initial
Hotels

     Room revenues increased $1.19 million, or 6.7%, from 1996 to 1997. This was driven by increases in ADR at almost all of the Initial Hotels, along with an increase in occupancy of 3.0%. These were attributable to the general improvement in the business travel and tourism industries, lack of any new competition in the markets where the Initial Hotels operate and the InnSuites' refurbishment program. Food and beverage revenue grew $.32 million or 163.5% from 1996 to 1997, relating to the increase in occupancy and expansion of food service, including room service at two of the Initial Hotels. The composition of revenue remained consistent between the periods, with only a slight increase in food and beverage revenues, from 1.1% of the total to 2.6%, which reflects that most of the gains in revenue occurred in occupancy and room rates during this period.

     Departmental and other expenses grew by $1.73 million, or 13.4%, between the years because of expansion of food service, increased payroll costs, general inflationary pressures and increased occupancy. These costs increased as a percentage of revenues from 70.1% in 1996 to 73.2% in 1997, as expenses grew faster than revenues, primarily through increased payroll. Depreciation and amortization increased slightly between 1996 and 1997.

     Interest expense increased by $.28 million in 1997 compared to 1996 due to refinancing costs of capital improvements.

     Income before extraordinary items decreased $.54 million primarily due to increased expenses discussed above.

     A gain on early extinguishment of debt of $.3 million recorded in May 1996 related to the extinguishment of debt at the Flagstaff property. No gains or losses related to the extinguishment of debt were realized in 1997.

     Net income declined $.85 million due to the extinguishment of debt income realized in 1996 and increased expenses in 1997.

     EBITDA declined $.17 million, or 3.8%, from 1996 to 1997. This decline is attributable to the increase in expenses during the periods.

  Comparison of the year ended December 31, 1996 with 1995 for the Initial
Hotels


     Total revenues increased $2.38 million, or 14.9%, from 1995 to 1996. Room revenues increased $2.2 million, or 14.6%, from 1995 to 1996. As can be seen by the growth of REVPAR, revenues as reported were driven by increases in ADR which occurred at five of the Initial Hotels, while occupancy increased 1.4% overall. This was attributable in part to the general improvement in the business travel and tourism industries as well as to InnSuites' refurbishment program which was substantially completed at all the Initial Hotels by the end of calendar 1997. The continuation of InnSuites' focus on maximizing REVPAR by focusing on increasing ADR while maintaining stable occupancy during this period had significant effects. Food and beverage revenue grew $.066 million, or 50.8%, from 1995 to 1996. The composition of revenue stayed consistent between the periods, with only a slight increase in food and beverage revenues, from .8% of the total to 1.1%.


     Departmental and other expenses increased by $1.77 million, or 16.0%, between the years substantially because of a $.68 million increase in maintenance associated with the refurbishment program, the inclusion of the operating results of the Flagstaff hotel from January 1, 1996, increases in management and franchise fees due to increased revenues and general inflationary pressures. These costs increased slightly as a percentage of revenues from 69.6% in 1995 to 70.1% in 1996, due to the effect of expenses growing at a faster pace than revenues, in particular maintenance expenses, and the less-profitable operating results of the Flagstaff hotel acquired in 1996. In addition, management fees increased from 3.8% of revenues in 1995 to 4.6% of revenues in 1996 because of higher revenues and increases in the management fee rate implemented in the second quarter of 1996 at four of the Initial Hotels. Real estate and personal property taxes, insurance and rent increased 33.6% from 1995 to 1996. This is primarily attributable to real estate taxes which increased 40.3% due to increased property valuations based on improved revenues.

     Depreciation and amortization expense increased by $.088 million, or 8.3%, primarily due to the additional depreciation associated with the increased rate of refurbishment at the Initial Hotels.

     Interest expense decreased $0.42 million, or 21.1%, in 1996 due to (i) principal payments on mortgage notes payable of $2.2 million in 1995 and $.62 million in 1996, net of new mortgage debt of $.99 million in 1996.


     Income before extraordinary items increased $.72 million primarily due to increases in ADR at the Initial Hotels and decreased interest expense.

     The gain on early extinguishment of debt of $.3 million recorded in May 1996 related to the extinguishment of debt in Hulsey Hotels (the Flagstaff property) in the form of forgiveness of advances from affiliates and was substantially less than the $6.5 million gain recorded in May 1995 related to the extinguishment of debt at the Ontario property in the form of forgiveness of mortgage debt.

     Net income declined $5.44 million due to substantially larger forgiveness of debt income in 1995, which was offset partially by the improvement in ADR and reduced interest expense in 1996.

     EBITDA grew $.39 million or 9.3% from 1995 to 1996. This improvement was attributable to the increase in revenues due to growth in ADR during the periods which was partially offset by increases in franchise and management fees.

LIQUIDITY AND CAPITAL RESOURCES


     The Company, through its ownership interest in the Partnership, will have its proportionate share of the benefits and obligations of the Partnership's ownership interests in the Hotels. The Company's principal sources of cash to meet its cash requirements, including distributions to stockholders, will be its share of the Partnership's cash flow. The Partnership's principal source of revenue will be rent payments under the Percentage Leases. Lessee's obligations under the Percentage Leases are unsecured and Lessee's ability to make rent payments to the Partnership under the Percentage Leases, and the Company's liquidity, including its ability to make distributions to stockholders, will be dependent on the Lessee's ability to generate sufficient cash flow from the operation of the Hotels, particularly the Scottsdale hotel, which represents, on a pro forma basis, 36% of the Company's cash flow in fiscal 1998 and 51% in the quarter ended April 30, 1998.



     For a discussion of the abatement of management and trademark fees at the Flagstaff hotel, see "Pro Forma Results of Operations of Lessee" above. Beyond the 4% reserve for refurbishment and replacements set aside annually, and $450,000 in anticipated refurbishing costs at the recently acquired InnSuites Hotel San Diego, the Company has no present commitments for extraordinary capital expenditures.



     At April 30, 1998, outstanding mortgage and revolving credit debt had increased from $17.9 million at January 31, 1998 to $28.9 million due to indebtedness assumed or incurred in connection with Hotel acquisitions. The Company intends to acquire and develop additional hotels and will incur indebtedness to fund those acquisitions and developments. The Company may also incur indebtedness to meet distribution requirements imposed on a REIT under the Code to the extent that working capital and cash flow from the Company's investments are insufficient to make the required distributions. The terms of the line of credit discussed below permit borrowings for that purpose, but impose certain limitations on the Company's ability to engage in other borrowings.


     On April 16, 1998, the Company obtained the $12,000,000 Credit Facility to assist it in its funding of acquisition and development of additional hotels and for certain other business purposes. Borrowings under the Credit Facility are secured by first mortgages on three of the Hotels. The Company may seek to increase the amount of its Credit Facility, negotiate additional credit facilities, or issue debt instruments. Any debt incurred or issued by the Company may be secured or unsecured, long-term, medium-term or short-term, bear interest at a fixed or variable rate, and be subject to such other terms as the Company considers prudent.


     The Company will acquire or develop additional hotels only as suitable opportunities arise, and the Company will not undertake acquisition or redevelopment of properties unless adequate sources of financing are available. Funds for future acquisitions or development of hotels are expected to be derived, in whole or in part, from borrowings under the Credit Facility or other borrowings or from the proceeds of additional issuances of Common Stock or other securities. There is no agreement or understanding to invest in any other properties, and there can be no assurance that the Company will successfully acquire or develop additional hotels.

     The Partnership will contribute to a Capital Expenditures Fund on a continuing basis, from the rent paid under the Percentage Leases, an amount equal to 4% of the Lessee's revenues from operation of the Hotels. The Capital Expenditures Fund is intended to be used for capital improvements to the Hotels and refurbishment and replacement of furniture, fixtures and equipment, in addition to other uses of amounts in the Fund considered appropriate from time to time. The Partnership anticipates making similar arrangements with respect to future hotels that it may acquire or develop. During the period from January 1, 1995 through December 31, 1997, the Hotels spent approximately $2.0 million for capital expenditures, excluding hotel acquisitions. The Company considers the majority of these improvements to be revenue producing and therefor these amounts have been capitalized and are being depreciated over their estimated useful lives. The Hotels also spent $7.0 million during the period from January 1, 1995 through December 31, 1997 on repairs and maintenance and these amounts have been charged to expense as incurred.

INFLATION

     The Company's revenues initially will be based on the Percentage Leases, which will result in changes in the Company's revenues based on changes in the underlying Hotel revenues. Therefore, the Company initially will be relying entirely on the performance of the Hotels and the Lessee's ability to increase revenues to keep pace with inflation. Operators of hotels in general, and the Lessee in particular, can change room rates quickly, but competitive pressures may limit the Lessee's ability to raise rates faster than inflation.


     The Company's largest fixed expense is the depreciation of the investment in Hotel properties. The Company's variable expenses, which are subject to inflation, represented approximately 19.4% of pro forma revenues in fiscal 1998. These variable expenses (general and administrative costs, as well as real estate and personal property taxes, property and casualty insurance and ground rent) are expected to grow with the general rate of inflation.


SEASONALITY


     The Hotels' operations historically have been seasonal. The six southern Arizona hotels experience their highest occupancy in the first fiscal quarter and, to a lesser extent, the fourth fiscal quarter. The second fiscal quarter tends to be the lowest occupancy period at those six southern Arizona hotels. This seasonality pattern can be expected to cause fluctuations in the Company's quarterly lease revenue under the Percentage Leases. The Company anticipates that its cash flow from the Lessee's operation of the Hotels will be sufficient to enable the Company to make quarterly distributions at the estimated rate of $.10 per share of Common Stock for at least the next twelve months. To the extent that cash flow from operations is insufficient during any quarter, because of temporary or seasonal fluctuations in lease revenue, the Company expects to utilize other cash on hand or borrowings to make those distributions. No assurance can be given that the Company will make distributions in the future at the initially estimated rate, or at all.


YEAR 2000 COMPLIANCE

     The Year 2000 problem is the result of computer programs having been written using two digits instead of four digits to define the applicable year. Any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could potentially result in a system failure or miscalculations, causing disruptions of operations and normal business activity.

     The Company is currently in the process of identifying and evaluating its computer programs that could be affected by the Year 2000 problem and, if necessary, will develop a plan to make its computer programs Year 2000 compliant. If the Company determines that modifications and conversions are necessary, the failure to complete such modifications and conversions in a timely manner may have a material impact on the operations of the Company. The Company has not determined with certainty the total cost which will be incurred by the Company in connection with Year 2000 compliance. However, the Company believes that such costs will not result in a material adverse effect on its financial condition or results of operations. Costs related to the Year 2000 problem are being expensed as incurred.

     The Company cannot predict the effect of the Year 2000 problem on vendors, customers and other entities with which the Company transacts business, and there can be no assurance that the effect of the Year 2000 problem on such entities will not adversely effect the Company's operations.


NEW ACCOUNTING PRONOUNCEMENT



     In May 1998, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 98-9, "Accounting for Contingent Rent in Interim Financial Periods." This issue addresses lessor revenue and lessee expense recognition in interim periods related to rental agreements which provide for minimum rental payments, plus contingent rents based on the lessee's operations, such as a percentage of sales in excess of an annual specified sales target. The EITF reached a final consensus that lessors, such as the Company, should defer recognition of contingent rental income until specified targets are met. The Company is evaluating the impact of the provisions of this EITF consensus on its interim revenue recognition. Upon completion of this evaluation, it is possible that application of the consensus may have a material impact on the revenue to be recognized in future interim periods. However, it should be noted that the EITF consensus will have no effect on amounts of lease revenue to be recognized on an annual basis or on cash flows from the Percentage Leases on an interim or annual basis.

                            BUSINESS AND PROPERTIES

THE PROPERTIES.

     The following table sets forth certain information in respect of each of the Hotels:

                       NUMBER   NUMBER OF                                   YEAR OF        MOST      NUMBER OF
                         OF      PARKING                                 CONSTRUCTION/    RECENT    RESTAURANTS/   MEETING
       PROPERTY        SUITES    SPACES         BUILDING STRUCTURE         ADDITION     RENOVATION    LOUNGES       ROOMS
       --------        ------   ---------       ------------------       -------------  ----------  ------------   -------
InnSuites                123       153      Metal stud construction      1980            1995/1996       0        2-total
Hotel Phoenix                               with stucco exterior                                                  of 1,000
Best Western                                                                                                      sq. ft.

InnSuites Hotel          170       200      Metal stud construction      1982/1985       1995/1996       1        6-total
Tempe/Phoenix                               with stucco exterior                                                  of 4,065
Airport/South                                                                                                     sq. ft.
Mountain

InnSuites Hotel          159       189      Metal stud construction      1981/1983       1995/1996       1        10-total
Tucson, Catalina                            with stucco exterior                                                  of 4,500
Foothills                                                                                                         sq. ft.
Best Western

InnSuites Hotel          166       196      Metal stud construction      1982/1984       1995/1996       1        11-total
Yuma Best Western                           with stucco exterior                                                  of 8,900
                                                                                                                  sq. ft.

Holiday Inn Airport      150       180      Wood construction, stucco    1990            1995/1996       1        9-total
Hotel and                                   exterior, concrete floors                                             of 5,850
 Suites/Ontario
                                                                                                                  sq. ft.

InnSuites Hotel          134       158      Masonry construction         1966-67/        1996/1997       1        3-total
Flagstaff/                                                               1972                                     of 1,111
Grand Canyon                                                                                                      sq. ft.

InnSuites Hotel          134       163      Metal stud construction      1980            1995/1996       1        2-total
Scottsdale El                               with stucco exterior                                                  of 1,424
Dorado Park Resort                                                                                                sq. ft.

InnSuites Hotel Tucson   297       352      Concrete block construction  1960/1967/           1997       2        10-total
St. Mary's                                  with stucco exterior         1971                                     of 14,252
                                                                                                                  sq. ft.

InnSuites Hotel          147       129      Wood construction            1946/1989            1996       1        7-total
San Diego                                   with stucco exterior                                                  of 12,000
                                                                                                                  sq. ft.

InnSuites Hotel          185       214      Wood construction            1972/1980       1997/1998       1        3-total
Buena Park                                  with stucco exterior                                                  of 1,941
                       -----                                                                                      sq. ft.
Total Suites           1,665
                       =====


                        FITNESS    POOL/
       PROPERTY         CENTER    JACUZZI     OTHER
       --------         -------   -------     -----
InnSuites                Yes       Yes
Hotel Phoenix
Best Western
InnSuites Hotel          Yes       Yes      2 tennis
Tempe/Phoenix                               courts
Airport/South
Mountain
InnSuites Hotel          Yes       Yes      2 tennis
Tucson, Catalina                            courts
Foothills
Best Western
InnSuites Hotel          Yes       Yes      2 tennis
Yuma Best Western                           courts
Holiday Inn Airport      Yes       Yes      basketball
Hotel and                                   court
 Suites/Ontario
InnSuites Hotel          Yes       Yes
Flagstaff/
Grand Canyon
InnSuites Hotel          Yes       Yes
Scottsdale El
Dorado Park Resort
InnSuites Hotel Tucson   Yes       Yes
St. Mary's
InnSuites Hotel          Yes       Yes
San Diego
InnSuites Hotel          Yes       Yes
Buena Park
Total Suites



     General. Each of the Hotels is under the direction of a general manager and an executive committee, who are accountable for, and compensated in part based on, the property's performance. This group oversees day-to-day operations and develops annual budgets and long-term capital and human resource development plans for the respective Hotel. Each Hotel is also responsible for developing its own comprehensive marketing plan, which analyzes local market conditions and the Hotel's competition, determines Hotel positioning, identifies consumer needs, and outlines marketing objectives and strategies. Each plan will continue to be evaluated quarterly by the Lessee to maintain effectiveness under changing market conditions.



     The Lessee and ISIH stress comprehensive financial management and revenue reporting and believe their management teams are skilled at anticipating business needs and changes. All Hotel departments, including rooms, food and beverage, accounting, sales and marketing, and maintenance, will continue to receive regular on-site performance reviews and have open lines of communication directly to the Lessee's and ISIH's management. These performance reviews will enable the Lessee and ISIH to maintain an in-depth understanding of each Hotel's marketing opportunities and to insure that the Company's properties receive the direction necessary to enable on-site management to maximize profits.

                                                                         REVENUE PER
                                                 AVERAGE DAILY RATE    AVAILABLE ROOM
                              OCCUPANCY(1)            (ADR)(2)           (REVPAR)(3)
                              -------------      -------------------   ---------------
          PROPERTY            1997    1996         1997       1996      1997     1996
          --------            -----   -----      --------   --------   ------   ------
InnSuites...................  68.2%   72.3%       $78.57     $76.04    $53.57   $54.97
Hotel Phoenix
Best Western

InnSuites Hotel.............  76.0%   73.1%       $69.43     $68.43    $52.74   $49.99
Tempe/Phoenix
Airport/South
Mountain

InnSuites Hotel.............  81.5%   84.4%       $76.42     $73.87    $62.32   $62.33
Tucson, Catalina
Foothills
Best Western

InnSuites Hotel.............  75.1%   73.7%       $64.24     $62.12    $48.28   $45.81
Yuma Best Western

Holiday Inn Airport.........  76.6%   66.2%       $76.20     $68.35    $56.57   $45.28
Hotel and Suites/Ontario

InnSuites Hotel.............  45.9%   45.2%       $48.07     $42.40    $22.08   $19.14
Flagstaff/
Grand Canyon

InnSuites Hotel.............  65.3%   59.0%       $67.53     $67.89    $40.68   $39.58
Scottsdale El
Dorado Park Resort

InnSuites Hotel Tucson......  38.1%   37.3%       $56.67     $45.99    $21.59   $17.16
St. Mary's(4)

InnSuites Hotel.............  51.8%   51.2%       $50.24     $45.54    $26.02   $23.32
San Diego(5)

InnSuites Hotel.............  38.6%   36.4%       $42.84     $38.39    $16.52   $13.96
Buena Park(6)


---------------

(1) Occupancy is calculated by dividing the actual number of rooms rented by the actual number of rooms available for rent and is expressed as a percentage.


(2) Average Daily Rate (ADR) is calculated by dividing actual room revenues by the actual number of rooms rented.



(3) Revenue per Available Room (REVPAR) is calculated by dividing actual room revenues by the actual number of rooms available for rent.


(4) Occupancy, ADR and REVPAR for the InnSuites Hotel Tucson St. Mary's in 1996 are based on partial year data (June through December).


(5) Occupancy, ADR and REVPAR for the InnSuites Hotel San Diego in 1996 are based on partial year data (May through December).



(6) Occupancy, ADR and REVPAR for the InnSuites Hotel Buena Park in 1996 are based on partial year data (August through December).

     The following discussion sets forth additional information for each Hotel.

  Holiday Inn Hotel and Suites Airport Ontario, an InnSuites Hotel


     Located at the foot of California's San Gabriel Mountains and Mt. Baldy, this Hotel is situated minutes from the Ontario, California International Airport and the newly-opened Ontario Mills Mall. Dining and entertainment are centered around P.J.'s Winery Cafe and Lounge, serving breakfast, lunch and dinner, with a complimentary breakfast buffet and a free daily afternoon social hour. On Wednesdays, guests are treated to a complimentary manager's barbeque.


     In addition to the customary risks of hotel ownership, within the Ontario, California submarket there are several new hotels that have either been completed or are under construction. The additional supply has or will create moderate competitive pressure as one or more of these properties are expected to be directly competitive with the Hotel. Concurrently, southern California is experiencing an increase in general economic activity which has served to enhance lodging demand in this submarket. As compared to the year ended December 31, 1996, the average occupancy for the period from January 1, 1997 through December 31, 1997 was 76.6% versus 66.2% and the average daily rate for the period from January 1, 1997 through December 31, 1997 was $76.20 versus $68.35. To the knowledge of the Company, this Hotel is in compliance with all relevant environmental regulations. The Company is unaware of any specific fuel or energy requirements with which the Hotel must comply. Finally, as a hotel, this property is not subject to rent control regulations.

  InnSuites Hotel Tucson/Catalina Foothills Best Western


     This Hotel is located in northwest Tucson's Catalina Foothills resort area, five miles east of I-10, convenient to downtown and the Tucson International Airport. The Tucson Mall and Foothills Mall and a variety of restaurants and golf courses are within minutes of the property. Many Tucson attractions, including Biosphere II, the Old Tucson movie studio, the Arizona Sonora Desert Museum, the arts district and the University of Arizona are conveniently located for access by the Hotel's guests.



     In addition to the customary risks of hotel ownership, within the Tucson, Arizona submarket there are several new hotels that have either been completed or are under construction. The additional supply has or will create moderate competitive pressure as one or more of these properties are expected to be directly competitive with the Hotel. As an offset to the increase in supply, the general Arizona marketplace has experienced renewed economic strength during the past several years, generally boosting lodging demand throughout the state. As compared to the year ended December 31, 1996, the average occupancy for the period from January 1, 1997 through December 31, 1997 was 81.5% versus 84.4% and the average daily rate for the period from January 1, 1997 through December 31, 1997 was $76.42 versus $73.87. To the knowledge of the Company, this Hotel is in compliance with all relevant environmental regulations. The Company is unaware of any specific fuel or energy requirements with which the Hotel must comply. Finally, as a hotel, this property is not subject to rent control regulations.


  InnSuites Hotel & Resort/Tucson St. Mary's

     Conveniently located off of I-10 at the St. Mary's Road exit, this 297-suite property occupies 11 acres and is centrally located in the heart of Tucson's art and historic downtown district. Attractions include the Tucson Mall, the Tucson Convention Center, the Old Tucson movie studio, the Arizona Sonora Desert Museum, Biosphere II and golfing, and is minutes away from the University of Arizona.


     In addition to the customary risks of hotel ownership, within the Tucson, Arizona submarket there are several new hotels that have either been completed or are under construction. The additional supply has or will create moderate competitive pressure as one or more of these properties are expected to be directly competitive with the Hotel. As an offset to the increase in supply, the general Arizona marketplace has experienced renewed economic strength during the past several years, generally boosting lodging demand throughout the state. The average occupancy for the period from January 1, 1997 through December 31, 1997 was 38.1% versus 37.3% for the last seven months of 1996 (the only data available) and the average daily rate for the period from January 1, 1997 through December 31, 1997 was $56.67 versus $45.99 for the last seven months of 1996. To the knowledge of the Company, this Hotel is in compliance with all relevant environmental regulations. The Company is unaware of any specific fuel or energy requirements with which the Hotel must comply. Finally, as a hotel, this property is not subject to rent control regulations.

  InnSuites Hotel Tempe/Phoenix Airport

     This Hotel is located on Baseline Road at I-10, less than eight minutes from Phoenix Sky Harbor International Airport with easy access to the Phoenix East Valley and the Tempe/Mesa/Chandler area. Area attractions include spring training baseball, Arizona State University, Firebird Raceway, Old Towne Mill Avenue shopping and dining and South Mountain Resort golf.

     In addition to the customary risks of hotel ownership, within the Tempe, Arizona submarket there are several new hotels that have either been completed or are under construction, including one or more properties that will be directly competitive with the Hotel. As an offset to the increase in supply, the general Arizona marketplace has experienced renewed economic strength during the past several years, generally boosting lodging demand throughout the state. Additionally, within this specific submarket, a large outlet shopping mall was opened across the street from this Hotel in 1997, which the Company expects will further enhance this submarket's lodging demand. As compared to the year ended December 31, 1996, the average occupancy for the period from January 1, 1997 through December 31, 1997 was 76.0% versus 73.1% and the average daily rate for the period from January 1, 1997 through December 31, 1997 was $69.43 versus $68.43. To the knowledge of the Company, this Hotel is in compliance with all relevant environmental regulations. The Company is unaware of any specific fuel or energy requirements with which the Hotel must comply. Finally, as a hotel, this property is not subject to rent control regulations.

  InnSuites Hotel Yuma Best Western

     This Hotel is located on Castle Dome Avenue, just off the 16th Street exit of I-8, convenient to the Yuma International Airport, restaurants, golf, shopping and boating on the nearby Colorado River. Many attractions of Yuma and the Colorado River Park, including Fort Yuma, the Yuma Art Center, Yuma Territorial Prison Park and Martinez Lake, are convenient to this property.

     In addition to the customary risks of hotel ownership, within the Yuma, Arizona submarket, although there have not been in recent years any new hotels added to the supply of lodging, all hotels within the submarket, including the Hotel, are dependent to some extent upon demand from surrounding U.S. military facilities. With no supply growth and only modest demand expansion, the Company has worked to gain market share for this Hotel. As compared to the year ended December 31, 1996, the average occupancy for the period from January 1, 1997 through December 31, 1997 was 75.1% versus 73.7% and the average daily rate for the period from January 1, 1997 through December 31, 1997 was $64.24 versus $62.12. To the knowledge of the Company, this Hotel is in compliance with all relevant environmental regulations. The Company is unaware of any specific fuel or energy requirements with which the Hotel must comply. Finally, as a hotel, this property is not subject to rent control regulations.

  InnSuites Hotel Flagstaff/Grand Canyon

     This Hotel's hillside location in Arizona Mountain Country is located 90 minutes west of the Grand Canyon. Situated on historic Route 66, hotel guests can conveniently visit downtown Flagstaff's restaurants and pubs, as well as many Native American shops. Other attractions include the Snow Bowl ski resort, the cliffs of Walnut Canyon, the Lowell Observatory and Oak Creek Canyon.

     In addition to the customary risks of hotel ownership, within the Flagstaff, Arizona submarket there is an abundance of hospitality capacity attempting to capture the Grand Canyon visitor demand. There are also several new hotels that have either been completed or are under construction, including one or more properties that will be directly competitive with the Hotel. As an offset to the increase in supply, the general Arizona marketplace has experienced renewed economic strength during the past several years, generally boosting lodging demand throughout the state. That factor is, however, less relevant to this Hotel than to other of the Hotels, as this Hotel relies more heavily on the tourist trade than on the business traveler. As compared to the year ended

December 31, 1996, the average occupancy for the period from January 1, 1997 through December 31, 1997 was 45.9% versus 45.2% and the average daily rate for the period from January 1, 1997 through December 31, 1997 was $48.07 versus $42.40. To the knowledge of the Company, this Hotel is in compliance with all relevant environmental regulations. The Company is unaware of any specific fuel or energy requirements with which the Hotel must comply. Finally, as a hotel, this property is not subject to rent control regulations.

  InnSuites Hotel Phoenix Best Western


     This property is located just off the Squaw Peak Parkway, in the North Phoenix resort area, convenient to Phoenix Sky Harbor International Airport and downtown central Phoenix. The resort area offers golf, tennis, jogging and Squaw Peak hiking trails as well as a variety of restaurants. Nearby attractions include Turf Paradise Racing and shopping at the Biltmore Fashion Park, Metro Center and Paradise Valley Mall.


     In addition to the customary risks of hotel ownership, within the Phoenix, Arizona submarket there are several new hotels that have either been completed or are under construction, including one or more properties that will be directly competitive with the Hotel. As an offset to the increase in supply, the general Arizona marketplace has experienced renewed economic strength during the past several years, generally boosting lodging demand throughout the state. As compared to the year ended December 31, 1996, the average occupancy for the period from January 1, 1997 through December 31, 1997 was 68.2% versus 72.3% and the average daily rate for the period from January 1, 1997 through December 31, 1997 was $78.57 versus $76.04. To the knowledge of the Company, this Hotel is in compliance with all relevant environmental regulations. The Company is unaware of any specific fuel or energy requirements with which the Hotel must comply. Finally, as a hotel, this property is not subject to rent control regulations.

  InnSuites Hotel Scottsdale El Dorado Park Resort


     This Hotel is located in the heart of Scottsdale, adjacent to El Dorado Park and 15 minutes from Phoenix Sky Harbor International Airport. Due to its location next to El Dorado Park, guests of this hotel are offered many attractions, including paddle boats, hiking, golf, and walking and jogging trails. Other nearby attractions include the Island of Big Surf, the Phoenix Zoo, the Desert Botanical Gardens, Papago Park Golf and the Scottsdale Art Galleries. The Fiesta Bowl, Arizona State University's Sun Devil Stadium and the homes of football's Arizona Cardinals and baseball's San Francisco Giants and Chicago Cubs (spring training) are also easily accessible.


     In addition to the customary risks of hotel ownership, within the Scottsdale, Arizona submarket there are several new hotels that have either been completed or are under construction, including one or more properties that will be directly competitive with the Hotel. These new properties could significantly enhance this submarket's lodging capacity, creating an increase in competitive pressure. As an offset to the increase in supply, the general Arizona marketplace has experienced renewed economic strength during the past several years, generally boosting lodging demand throughout the state. As compared to the year ended December 31, 1996, the average occupancy for the period from January 1, 1997 through December 31, 1997 was 65.3% versus 59.0% and the average daily rate for the period from January 1, 1997 through December 31, 1997 was $67.53 versus $67.89. To the knowledge of the Company, this Hotel is in compliance with all relevant environmental regulations. The Company is unaware of any specific fuel or energy requirements with which the Hotel must comply. Finally, as a hotel, this property is not subject to rent control regulations.

  InnSuites Hotels San Diego Balboa Park Suite Resort

     Located in San Diego, California, this Hotel is conveniently located near many major attractions in San Diego, including Balboa Park, the San Diego Zoo, the Convention Center, Sea World, Old Town and beaches. The elegant, colonial style mansion has 147-suites, many of which have fireplaces. Additional amenities include an Olympic-size, terrazzo tile swimming pool and a choice of studio, one, two and three bedroom suites.

     In addition to the customary risks of hotel ownership, within the San Diego, California submarket there are several new hotels that have either been completed or are under construction. The additional supply has or will create moderate competitive pressure as one or more of these properties are expected to be directly competitive with the Hotel. Concurrently, southern California is experiencing an increase in general economic activity which has served to enhance lodging demand in this submarket. The average occupancy for the period from January 1, 1997 through December 31, 1997 was 51.8% versus 51.2% for the last eight months of 1996 (the only data available) and the average daily rate for the period from January 1, 1997 through December 31, 1997 was $50.24 versus $45.54 for the last eight months of 1996. To the knowledge of the Company, this Hotel is in compliance with all relevant environmental regulations. The Company is unaware of any specific fuel or energy requirements with which the Hotel must comply. Finally, as a hotel, this property is not subject to rent control regulations.



  InnSuites Hotel Buena Park



     Located in northern Orange County, this Hotel is situated only minutes from six major attractions, Knott's Berry Farm, Disneyland, Movieland Wax Museum, Ripley's Believe It or Not, Wild Bill's and Medieval Times. The Hotel is also only a short drive from Southern California's beaches. Dining and entertainment for the area begin with PJ's Cafe where a deluxe breakfast buffet is served every morning, as well as a social hour every afternoon and the manager's barbeque every Wednesday night.



     In addition to the customary risks of hotel ownership, within the Buena Park, California submarket there is only one hotel planned to begin construction within the next year. This additional hotel as well as a flag change on another will create moderate competitive pressure as these properties are expected to be directly competitive with this Hotel. Concurrently, Orange County is experiencing an increase in general economic activity, which has served to enhance lodging demand in this submarket. The expansion of Disneyland and the renovation of the Anaheim Convention Center will cause a further increase in this area's activity and will enhance lodging demand in this submarket. The average occupancy for the period from January 1, 1997 through December 31, 1997 was 38.6% versus 36.4% for the last five months of 1996 (the only data available) and the average daily rate for the period from January 1, 1997 through December 31, 1997 was $42.84 versus $38.39 for the last five months of 1996. To the knowledge of the Company, this Hotel is in compliance with all relevant environmental regulations. The Company is unaware of any specific fuel or energy requirements with which the Hotel must comply. Finally, as a hotel, this property is not subject to rent control regulations.


LEASING AND MANAGEMENT OF THE HOTELS


     The Lessee entered into substantially identical Percentage Leases for each Hotel with the Partnership. In addition, ISIH provides property management services to the Hotels, and InnSuites Licensing Corp. provides trademark and licensing services to the Hotels. Additional information regarding the Percentage Leases is set forth below:


     Each of the Hotels is leased by the Partnership to the Lessee. The following table sets forth (i) the percentage rent formulas, (ii) the annual minimum rent, and (iii) the pro forma percentage rent and total rent that would have been paid for each Hotel pursuant to the terms of the Percentage Leases based upon historical revenues for the twelve months ended December 31, 1997 as if the Partnership had owned the Hotels and the Percentage Leases had been in effect since January 1, 1997 (amounts in thousands of dollars).

                                                                                                 FOR THE 12 MONTHS
                                                                                                   ENDED 12/31/97
                                                                                               ----------------------
                                          FRANCHISE                                            HISTORICAL
                               LEASE       RENEWAL     ANNUAL           ROOMS & OTHER           ROOMS &     PRO FORMA
                             EXPIRATION   EXPIRATION   MINIMUM           PERCENTAGE              OTHER       ANNUAL
           HOTEL                DATE         DATE       RENT           RENT FORMULA(1)          REVENUE      RENT(2)
           -----             ----------   ----------   -------         ---------------         ----------   ---------
InnSuites Hotel               5/31/07      12/31/98    $  800    37% under $1,800,              $ 2,444      $   996
Phoenix Best Western                                             50% from $1,800 to $2,400,
                                                                 68% over $2,400

InnSuites Hotel               5/31/07           N/A    $1,000    37.5% under $1,800,            $ 3,480      $ 1,671
Tempe/Phoenix                                                    50% from $1,800 to $2,700,
Airport/South Mountain                                           70% over $2,700

InnSuites Hotel Tucson,       5/31/07      12/31/98    $1,000    37.5% under $2,000,            $ 3,913      $ 1,848
Catalina Foothills                                               50% from $2,000 to $3,000,
Best Western                                                     70% over $3,000

InnSuites Hotel Yuma          5/31/07      12/31/98    $  800    32% under $2,100,              $ 3,003      $ 1,214
Best Western                                                     50% from $2,100 to $2,500,
                                                                 68% over $2,500

Holiday Inn Airport           5/31/07       6/30/04    $  600    34% under $2,700,              $ 3,341      $ 1,300
Hotel and Suites/Ontario                                         50% from $2,700 to $3,000,
                                                                 68% over $3,000

InnSuites Hotel               5/31/07           N/A    $  250    25% under $1,300,              $ 1,106      $   250
Flagstaff/Grand Canyon                                           40% from $1,300 to $1,500,
                                                                 58% over $1,500

InnSuites Hotel               5/31/07           N/A    $  600    35% under $1,600,              $ 2,105      $   623
Scottsdale El Dorado Park                                        50% from $1,600 to $2,000,
  Resort                                                         68% over $2,000

InnSuites Hotel Tucson        5/31/07           N/A    $  800    35% under $3,500,              $ 2,728      $   995
St. Mary's                                                       50% from $3,500 to $5,000,
                                                                 68% over $5,000

InnSuites Hotel               5/31/07           N/A    $  500    35% under $1,700,              $ 1,478      $   500
San Diego                                                        50% from $1,700 to $2,200,
                                                                 70% over $2,200

InnSuites Hotel               5/31/07           N/A    $  500    37.5% under $2,000,            $ 2,105      $   623
                                                       ------                                   -------      -------
Buena Park                                                       50% from $2,000 to $3,000,
                                                                 70% over $3,000

Total                                                  $6,850                                   $25,703      $10,020
                                                       ======                                   =======      =======


---------------

(1) Shown as a percentage of revenues.

(2) Calculated on a pro forma basis by applying the rent provisions in the Percentage Leases to historical revenues of the properties for the twelve-month period as if January 1, 1997 was the beginning of the lease year.

     The following summary of the Percentage Leases, and the descriptions of certain provisions thereof set forth herein, are qualified in their entirety by reference to the form of Percentage Lease, which is an exhibit to the Registration Statement of which this Prospectus is a part.

     Duration. The Percentage Leases have initial terms ending on May 31, 2007, subject to earlier termination on the occurrence of certain contingencies described in the Percentage Leases (including, particularly, the provisions described herein under "-- Damage to Properties," "-- Condemnation of Properties" and "--Termination of Percentage Leases on Disposition of the Hotels").


     Amounts Payable Under the Percentage Leases. Lessee is obligated to pay (i) the higher of minimum rent or percentage rent and (ii) certain other amounts, including interest accrued on any late payment or charge ("Additional Charges"). Minimum rent is a fixed amount determined by negotiation between the Partnership and the Lessee. Percentage rent is calculated by multiplying fixed percentages by gross room and other revenues exceeding specified threshold amounts. Minimum rent is payable monthly in arrears, and percentage rent is payable for each quarter within 30 days after the end of the quarter.



     Both minimum rent and the threshold gross room and other revenue amounts used in computing percentage rent will be adjusted for changes in the CPI. The changes will be calculated at the beginning of each calendar year beginning with 1999, based on the average annual change in the CPI during the prior 12 months.

     Each Percentage Lease requires Lessee to pay rent, all costs and expenses, and all utility and other charges incurred in the operation of the respective Hotel. All capital expenditures (as defined in the Percentage Lease) will be the responsibility of the Partnership. Each Percentage Lease also provides for rent reductions and abatements in the event of damage or destruction or a partial taking of the Hotel as described under "-- Damage to Properties" and "-- Condemnation of Properties." Lessee is required to carry insurance to cover rental interruption for a period of up to one year.



     Maintenance and Modifications. The Partnership is required to maintain the underground utilities and the structural elements, including exterior walls (excluding plate glass) and the roof, of the Hotels. The Partnership will also fund the repair, replacement and refurbishment of furniture, fixtures and equipment in the Hotels, when and as considered necessary by the Partnership, and will maintain a Capital Expenditures Fund to help provide funds to cover such expenses. See "THE COMPANY -- Business Objectives -- Business
Strategy -- Renovations and Development." The Partnership will make a quarterly contribution to the Capital Expenditures Fund in an amount equal to 4% of Lessee's aggregate gross revenues generated from the Hotels. Lessee will be required, at its expense, to maintain the Hotels in good order and repair, except for ordinary wear and tear, and to make nonstructural, foreseen and unforeseen, and ordinary and extraordinary, repairs which may be necessary and appropriate to keep the Hotels in good order and repair. Capital expenses and furniture, fixture and equipment replacements will be paid for by the Partnership generally out of the Capital Expenditures Fund. The Partnership and Lessee will agree on an annual budget for each Hotel.



     Lessee, at its expense, may make noncapital and capital additions, modifications or improvements to the Hotels, so long as doing so does not significantly alter the character or purposes of the Hotels or significantly detract from their value or operating efficiencies. All such additions, modifications and improvements will be subject to all of the terms of the Percentage Leases and will become the property of the Partnership upon termination of the Percentage Leases. The Partnership will own the furniture, fixtures and equipment, except in limited circumstances under which the Partnership may require Lessee to purchase certain furniture, fixtures and equipment, and Lessee will own substantially all other personal property not affixed to, or considered a part of, the real estate or improvements thereon. Any purchase of furniture, fixtures and equipment by Lessee will be made on terms negotiated between the Partnership and the Lessee.


     Insurance and Property Taxes. The Partnership is responsible for paying real estate and personal property taxes on the Hotels and for maintaining property insurance, including casualty insurance. The Lessee is required to maintain comprehensive general public liability, workers' compensation, 12-month rental interruption insurance and any other insurance customary for properties similar to the Hotels or required by any relevant franchisor, and to have the Partnership named as an additional insured. The Partnership believes that the insurance coverage carried by each Hotel is adequate in scope and amount.

     Indemnification. Under each Percentage Lease, the Lessee will indemnify the Partnership against all liabilities, costs and expenses (including reasonable attorneys' fees and disbursements) incurred by, imposed on or asserted against the Partnership on account of, among other things, (i) any accident or injury to person or property on or about a Hotel; (ii) any negligence by Lessee or any of its agents as to the leased property; (iii) any environmental liability resulting from conditions caused or resulting thereafter from any action, inaction or negligence of Lessee; (iv) taxes and assessments in respect of a Hotel (other than real estate taxes and income taxes of the Partnership on income attributable to a Hotel); (v) the sale or consumption of alcoholic beverages on or in the real property or improvements thereon; or (vi) any breach of the Percentage Lease by Lessee. The Lessee will not be required, however, to indemnify the Partnership against the Partnership's gross negligence or willful misconduct.


     Assignment and Subleasing. The Lessee will not be permitted to sublet all or any part of a Hotel or assign its interest under a Percentage Lease, other than to an affiliate of Lessee, without the prior written consent of the Partnership. No assignment, subletting or management agreement will release Lessee from any of its obligations under the Percentage Leases.


     Management Agreements. Lessee entered into a management agreement with ISIH for the management and operation of the Hotels. Lessee will pay ISIH an annual management fee equal to two and one-half percent (2.5%) of gross revenues.

     Damage to Properties. If damage to or destruction of any Hotel renders such Hotel unsuitable for Lessee's use and occupancy and is covered by insurance, the Partnership will be obligated to repair, rebuild or restore such Hotel, but only to the extent of available insurance proceeds. The Percentage Lease will remain in full force and effect during the first 12 months of any period required for repair or restoration of a Hotel, after which time rent will be equitably abated.


     Condemnation of Properties. In the event of a total condemnation of a Hotel, each of the Partnership and the Lessee will be entitled to terminate the Percentage Lease as of the date of the taking. The resulting condemnation award will be allocated between the Partnership and the Lessee as set forth in the Percentage Lease. In the event of a partial taking that does not render a Hotel unsuitable for Lessee's use, Lessee must restore the untaken portion of such Hotel to a complete architectural unit. In such a case, the Partnership must provide the required funds to cover the cost of that restoration, which may include that part of the condemnation award specified for restoration.


     Events of Default. Events of Default under each Percentage Lease include, among others, the following:

          (i) the failure by Lessee to pay minimum rent when due and the continuation of such failure for a period of 10 days;

          (ii) the failure by Lessee to pay the percentage rent for any quarter within 10 days after the end of such quarter;

          (iii) the failure by Lessee to observe or perform any other term of the Percentage Lease and the continuation of such failure beyond any applicable cure period;

          (iv) an Event of Default under any other Percentage Lease;


          (v) if Lessee files a petition in bankruptcy or reorganization under any federal or state bankruptcy law or any similar federal or state law, or is adjudicated a bankrupt or makes an assignment for the benefit of creditors or admits in writing its inability to pay its debts generally as they become due, or if a petition or answer proposing the adjudication of Lessee as a bankrupt or its reorganization pursuant to any federal or state bankruptcy law or any similar federal or state law is filed in any court and Lessee is adjudicated a bankrupt and that adjudication is not vacated or set aside or stayed within 60 days after the entry of an order in respect thereof, or if a receiver of Lessee, or of the whole or substantially all of the assets of Lessee, is appointed in any proceeding brought by Lessee, or any such receiver, trustee or liquidator is appointed in any proceeding brought against Lessee and that appointment is not vacated or set aside or stayed within 60 days after that appointment is made;


          (vi) if Lessee voluntarily discontinues operations of a Hotel for more than 30 days, except as a result of damage, destruction or condemnation; or

          (vii) if the franchise agreement in respect of any Hotel is terminated by the franchisor as a result of any action or failure to act by Lessee or its agents and is not replaced within 90 days after the date of termination by a new franchise agreement that is acceptable to the Partnership acting in its reasonable discretion.

     If an Event of Default occurs and continues beyond any curative period, the Partnership may terminate the Percentage Lease and any or all of the other Percentage Leases by giving Lessee 30 days' written notice of the date for termination thereof and, unless that Event of Default is cured prior to that termination date, the specified Percentage Leases will terminate on that date and Lessee will be required to surrender possession of the affected Hotels.

     Termination of Percentage Leases on Disposition of the Hotels. If the Partnership enters into an agreement to transfer a Hotel to a non-affiliate, the Partnership may terminate that Hotel's Percentage Lease by giving Lessee 30 days' prior notice and paying it the fair market value of its leasehold interest in the remaining term of that Percentage Lease.


     Franchise Agreements. Lessee and/or the relevant Hotel are the franchisee under any franchise agreements for the Hotels. The current franchise agreements for the three Best Western(R) Hotels (located in Phoenix, Tucson and Yuma, Arizona), which are renewable annually, expire on December 31, 1998. The current franchise agreement for the Holiday Inn(R) Hotel (located in Ontario, California) expires on June 30, 2004. There can be no assurance that such franchise agreements will be renewed upon their expiration or as to the effect on the Company of any non-renewal.



     Trademark/License Agreements. Lessee and/or the relevant Hotel are each a licensee under the license agreements pursuant to which InnSuites Licensing Corp. will receive an annual licensing fee equal to 2.5% of gross room revenues from each of the Hotels. Those Hotels which carry a third-party franchise (currently Best Western(R) and Holiday Inn(R)) will have their licensing fee reduced to 1.25% so long as the third-party franchise is in place.


     Inventory. All working capital assets required in the operation of the Hotels will be purchased by the Lessee at its expense.

EMPLOYEES


     The Company has no employees. The Company's external advisor, Mid-America ReaFund Advisors, Inc. ("MARA") performs, directly or through the Partnership, various acquisition, development, redevelopment and management functions. The Company intends to acquire MARA in September 1998 and, thereafter, perform the functions now performed by MARA. The Lessee has approximately 490 employees engaged in the operation of the Hotels. The Lessee will continue InnSuites' ongoing recruiting efforts to attract quality talent at all levels of sales and management.



     None of the persons who will be employees of the Company or the Lessee are represented by a union. The Company believes that its and the Lessee's relations with their respective employees are good.


LEGAL PROCEEDINGS

     Neither the Company, the Lessee nor the Partnership is currently involved in any material litigation nor, to the Company's knowledge, is any material litigation currently threatened against the Company, the Lessee or the Partnership.

                      POLICIES AND OBJECTIVES WITH RESPECT
                             TO CERTAIN ACTIVITIES


     The following supplements the discussion of the Company's growth, acquisition, development and financing strategies set forth under the heading "THE COMPANY." The Company's policies with respect to those activities and the matters discussed below have been established by the Board of Trustees of the Company and may be amended or revised from time to time at the discretion of the Board of Trustees without a vote of the stockholders of the Company, except that changes in certain policies with respect to conflicts of interest must be consistent with legal requirements.


INVESTMENT POLICIES

     Investments in Real Estate. The Company may acquire equity interests in hotel properties other than the Hotels through the Partnership or other entities controlled by the Partnership, or through joint ventures or other types of co-ownership. These investments may be subject to existing mortgage financing and other indebtedness that may have priority over the equity interest of the Company.


     The Company's current policy is to not invest more than 25% of its total assets (at the time of the investment) in any one property.



     Investments in Real Estate Mortgages. While the Company will emphasize equity real estate investments, it may invest in mortgage and other real estate interests, including securities of other REITs, and in nonperforming mortgages in order to acquire the underlying property. The Company may invest in participating or convertible mortgages (which are similar to equity participation) if it may benefit from the cash flow or any appreciation in the value of the subject property. The Company does not currently intend to invest in mortgages or securities of other REITs.

FINANCING


     While its organizational documents contain no limitation on the amount of debt it may incur, the Company, subject to the discretion of the Board of Trustees, intends to maintain a debt to total market capitalization ratio or debt to appraised value of real estate ratio (measured at the time the debt is incurred) of not more than 50% to 55%. The Company may from time to time re-evaluate its debt capitalization policy in light of economic conditions, relative costs of debt and equity capital, the market value of its properties, acquisition, development and expansion opportunities, and other factors. Any indebtedness may be incurred by the Partnership or the Company. Indebtedness incurred by the Company may be in the form of bank borrowings, secured or unsecured, and publicly or privately placed debt instruments, the proceeds of which would be loaned or contributed to the Partnership. Indebtedness incurred by the Partnership may be in the form of purchase money obligations to the sellers of properties, publicly or privately placed debt instruments, further borrowings from the Company, or financing from banks, institutional investors or other lenders, any of which indebtedness may be unsecured or may be secured by mortgages or other interests in the property owned by the Partnership. This indebtedness may be recourse to all or any part of the property of the Company or the Partnership, or may be limited to the specific property to which the indebtedness relates. The proceeds from any borrowings by the Company or the Partnership may be used for the payment of distributions or dividends, for working capital, or to refinance existing indebtedness or to finance acquisitions or expansions of properties. See "FEDERAL INCOME TAX
CONSIDERATIONS -- Requirements for Qualification and -- Distribution Requirements."


     If the Board of Trustees determines to raise additional equity capital, the Board has the authority, without stockholder approval, to issue additional Common Stock of the Company in any manner (and generally on such terms and for such consideration) as it deems appropriate, including in exchange for property. Any such offering might cause a dilution of the existing stockholders' investment in the Company.

     The Company has obtained the Credit Facility. See "THE COMPANY -- Business Objectives -- Business Strategy -- Financing Strategy" for a description of the terms of the Credit Facility.

POLICIES WITH RESPECT TO CERTAIN OTHER ACTIVITIES


     The Company has authority to offer capital shares or other securities and to repurchase or otherwise reacquire its shares or any other securities, and may engage in such activities in the future. The Company has no outstanding loans to other entities or persons, including its officers and directors, and except as described above under "-- Investment Policies," does not currently intend to make loans to other entities. The Company has not engaged, and does not currently intend to engage, in trading, underwriting or agency distribution or sale of securities of other issuers, and has not invested, and does not currently intend to invest, in the securities of other issuers (other than the Partnership or in connection with the acquisition of hotel properties) for the purpose of exercising control. The Company intends to make investments in such a way that it will not be treated as an investment company under the Investment Company Act of 1940.



     The Company intends to make investments at all times in a manner consistent with the requirements of the Code in order for the Company to qualify as a REIT unless, because of changing circumstances or changes in the Code or Treasury Regulations, or in the interpretation of either, the Company's Board of Trustees determines that it is no longer in the best interests of the Company and its stockholders to qualify as a REIT.


CONFLICT OF INTEREST POLICY

     Neither the Company's governing instruments nor Company policy prohibit any Company Trustee, officer, stockholder or affiliate from having a pecuniary interest in any investment to be acquired or disposed of by the Company or in any transaction to which the Company is a party or in which it has an interest.

     Determinations to be made on behalf of the Company with respect to relationships or opportunities that represent a conflict of interest for any Company officer or Trustee as such will be subject to the approval of the independent Trustees. See "RISK FACTORS -- Conflicts of Interest." In addition, Mr. Wirth and the other affiliates of InnSuites Hotels have agreed that they will conduct all of their hotel ownership, development and acquisition activities through the Company.


     The Partnership Agreement requires the Company to resolve in favor of the Company's stockholders any conflict of interest between those stockholders, on the one hand, and the limited partners of the Partnership, on the other hand, if the conflict cannot be resolved in a manner not adverse to the interests of either group. The Partnership Agreement also exonerates the Company from monetary damages for losses sustained, liabilities incurred or benefits not derived by limited partners in connection with any such resolution, so long as the Company has acted in good faith.


                         CERTAIN DECLARATION PROVISIONS


RESTRICTIONS ON OWNERSHIP AND TRANSFER

     For the Company to qualify as a REIT under the Code, it must meet certain requirements concerning the ownership of its outstanding stock. Specifically, not more than 50% in value of the Company's outstanding stock may be owned, actually and constructively under the applicable attribution provisions of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year), and the Company must be beneficially owned by 100 or more persons during at least 335 days of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. See "FEDERAL INCOME TAX CONSIDERATIONS -- Requirements for Qualification." For the purpose of preserving the Company's REIT qualification, the Company's Declaration contains the "Ownership Limitation Provisions," which restrict the ownership and transfer of the Company's capital stock under certain circumstances.

     The Ownership Limitation Provisions provide that, subject to certain exceptions specified in the Declaration, no person may own, or be deemed to own by virtue of the applicable attribution provisions of the Code, more than 4.9% of any class of the Company's outstanding capital stock. The Board of Trustees may, but in no event will be required to, waive the Ownership Limit if it determines that such ownership will not jeopardize the Company's status as a REIT. As a condition of such waiver, the Board of Trustees may require opinions of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving the REIT status of the Company. The Ownership Limitation Provisions will not apply if the Board of Trustees and the holders of two-thirds of the outstanding shares of capital stock entitled to vote on such a matter determine that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

     Any purported transfer of capital stock of the Company and any other event that would otherwise result in any person or entity violating the Ownership Limit will be void and of no force or effect as to that number of shares in excess of the Ownership Limit, and the purported transferee ("Prohibited Transferee") shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the Ownership Limit ("Prohibited Owner") shall cease to own any right or interest) in such excess shares. In addition, if any purported transfer of capital stock of the Company or any other event otherwise would cause the Company to become "closely held" under the Code or otherwise fail to qualify as a REIT under the Code (other than as a result of a violation of the requirement that a REIT have at least 100 stockholders), then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such excess shares. Also, if any purported transfer of capital stock of the Company or any other event would otherwise cause the Company to own, or be deemed to own by virtue of the applicable attribution provisions of the Code, 10% or more of the ownership interests in the Lessee or in any sublessee, then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such excess shares.

     Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by the Company ("Beneficiary"). The trustee of the trust who shall be designated by the Company and be unaffiliated with the Company and any Prohibited Owner, will be empowered to sell such excess shares to a qualified person or entity and distribute to the Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, the trustee will be empowered to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such excess shares on the date of such event or the sales proceeds received by the trust for such excess shares. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the benefit of the Beneficiary, all dividends and other distributions paid by the Company with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares.


     Any purported transfer of capital stock of the Company that would otherwise cause the Company to be beneficially owned by fewer than 100 persons will be null and void in its entirety, and the intended transferee will acquire no rights in such stock.

     All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

     Every owner of more than 4.9% (or such lower percentage as may be required by the Code or Treasury Regulations) of the outstanding shares of capital stock of the Company must file a written notice with the Company containing the information specified in the Declaration no later than January 30 of each year. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the effect, if any, of such stockholder's actual and constructive ownership on the Company's status as a REIT and to ensure compliance with the Ownership Limit.

     The Ownership Limitation Provisions may have the effect of precluding an acquisition of control of the Company without approval of the Board of Trustees.

NUMBER OF TRUSTEES; REMOVAL; FILLING VACANCIES

     The Declaration provides that the Board of Trustees consist of not less than five persons, subject to increase by the affirmative vote of a majority of the members of the entire Board of Trustees. At all times a majority of the Trustees shall be independent Trustees, except that upon the death, removal or resignation of an independent Trustee, such requirement shall not be applicable for 60 days. Currently, there are six Trustees, four of whom are independent Trustees. The stockholders shall be entitled to vote on the election of Trustees, with each share entitled to one vote. The Board of Trustees is presently divided into three classes, comprised of two Trustees each. Trustees are elected to staggered three year terms. Any Trustee may be removed for cause by the vote of two-thirds of the remaining Trustees. The Declaration provides that, subject to any rights of holders of preferred stock, if any, and unless the Board of Trustees otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining Trustees, though less than a quorum. Any Trustee so elected may qualify as an independent Trustee only if he has received the affirmative vote of at least a majority of the remaining independent Trustees, if any. Accordingly, the Board of Trustees could temporarily prevent any stockholder from enlarging the Board of Trustees and filling the new Trusteeships with such stockholder's own nominees. Any Trustee so elected shall hold office until the next annual meeting of stockholders.

LIMITATION OF LIABILITY

     The Declaration provides that to the maximum extent that Ohio law in effect from time to time permits the limitation of liability of Trustees and officers, no Trustee or officer of the Company shall be liable to the Company or its stockholders for money damages.

INDEMNIFICATION OF TRUSTEES AND OFFICERS

     The Declaration and Bylaws require the Company to indemnify its Trustees, officers, employees and agents to the fullest extent permitted from time to time by Ohio law. Ohio law permits a corporation to indemnify its trustees, officers, employees and agents against judgments, penalties, fines, settlements and reasonable expenses (including attorneys fees) actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that (i) the act or omission of the indemnified party was material to the matter giving rise to the proceeding and the act or omission was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the indemnified party actually received an improper personal benefit in money, property or services, or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification is mandatory if the indemnified party has been successful on the merits or otherwise in the defense of any proceeding unless such indemnification is not otherwise permitted as provided in the preceding sentence. In addition to the foregoing, a court of competent jurisdiction, under certain circumstances, may order indemnification if it determines that the person is fairly and reasonably entitled thereto in view of all the relevant circumstances, unless the proceeding was an action by or in the right of the corporation or involved a determination that the person received an improper personal benefit.

AMENDMENT

     The Declaration may be amended by the affirmative vote of the holders of two-thirds of the outstanding shares of Common Stock, with the stockholders voting as a class with one vote per share.

                             PARTNERSHIP AGREEMENT

     The following summary of the Partnership Agreement, and the descriptions of certain provisions thereof set forth herein, are qualified in their entirety by reference to the Partnership Agreement, which is an exhibit to the Registration Statement of which this Prospectus is a part.

MANAGEMENT


     The Partnership is a Delaware limited partnership and was formed pursuant to the terms of the Partnership Agreement. Pursuant to the Partnership Agreement, the Company, as the sole general partner of the Partnership ("General Partner"), has full, exclusive and complete responsibility and discretion in the management and control of the Partnership, and the limited partners of the Partnership ("Limited Partners", together with the General Partner, "Partners") have no authority to transact business for, or participate in the management activities or decisions of, the Partnership. However, any amendment to the Partnership Agreement that would (i) affect the conversion rights described under "-- Conversion Rights" below, (ii) adversely affect the Limited Partners' rights to receive cash distributions, (iii) alter the Partnership's allocations of income, or (iv) impose on the Limited Partners any obligations to make additional contributions to the capital of the Partnership, requires the consent of the Limited Partners holding at least a majority of the Units and Class B Units.


TRANSFERABILITY OF INTERESTS

     The Company may not voluntarily withdraw from the Partnership or transfer or assign its interest in the Partnership unless the transaction in which such withdrawal or transfer occurs results in the Limited Partners receiving property in an amount equal to the amount they would have received had they exercised their conversion rights immediately prior to such transaction, or unless the successor to the Company contributes substantially all of its assets to the Partnership in return for an interest in the Partnership. The Limited Partners may not transfer their interests in the Partnership without the consent of the Company, which the Company may withhold in its sole discretion. The Company may not consent to any transfer that would cause the Partnership to be treated as a separate corporation for federal income tax purposes.

CAPITAL CONTRIBUTIONS


     The Company and the Limited Partners contributed cash or interests in certain of the Hotels to the Partnership in exchange for partnership interests in the Partnership. As required by the Partnership Agreement, immediately prior to a capital contribution by the Company, the Partners' capital accounts and the Carrying Value (as that term is defined in the Partnership Agreement) of the Partnership property shall be adjusted to reflect the unrealized gain or unrealized loss attributable to the Partnership property as if such items had actually been recognized immediately prior to such issuance and had been allocated to the Partners at such time.

     The Partnership Agreement provides that if the Partnership requires additional funds at any time or from time to time in excess of funds available to the Partnership from borrowing or capital contributions, the Company may borrow such funds from a financial institution or other lender and lend such funds to the Partnership on the same terms and conditions as are applicable to the Company's borrowing of such funds. As an alternative to borrowing funds required by the Partnership, the Company may contribute the amount of such required funds as an additional capital contribution to the Partnership. If the Company so contributes additional capital to the Partnership, the Company will receive additional partnership interests in the Partnership and the Company's percentage interest in the Partnership will be increased on a proportionate basis with the amount of such additional capital contributions and the value of the Partnership at the time of such contributions. Conversely, the percentage interests of the Limited Partners will be decreased on a proportionate basis in the event of additional capital contributions by the Company.

CONVERSION RIGHTS


     Pursuant to the Partnership Agreement, the Limited Partners holding Units are entitled to conversion rights, which enable them to cause the Partnership to convert their interests in the Partnership (subject to certain restrictions) into shares of Common Stock, except to the extent that the Ownership Limit is reached in which case the Company may elect to purchase any Units in excess of the Ownership Limit for cash. The conversion rights may not be exercised if the issuance of shares of Common Stock by the Company, as General Partner, for any part of the interest in the Partnership sought to be converted would (i) result in any person violating the Ownership Limit contained in the Company's Declaration, (ii) cause the Company to be "closely held" within the meaning of the Code, (iii) cause the Company to be treated as owning 10% or more of the Lessee or any sublessee within the meaning of the Code, or (iv) otherwise cause the Company to fail to qualify as a REIT; unless, in any case, the Partnership or the Company (as the case may be) elects, in its sole and absolute discretion, to pay the conversion amount in cash. The conversion rights may be exercised by the Limited Partners, in whole or in part (in either case, subject to the above restrictions), at any time or from time to time, following the satisfaction of any applicable holding period requirements. At August 31, 1998, the aggregate number of shares of Common Stock issuable upon exercise of the conversion rights by the Limited Partners was 2,771,443. The number of shares issuable upon the exercise of the conversion rights will be adjusted upon the occurrence of stock splits, mergers, consolidations or similar pro rata share transactions, which otherwise would have the effect of diluting the ownership interests of the Limited Partners or the stockholders of the Company.


TAX MATTERS

     Pursuant to the Partnership Agreement, the Company is the tax matters partner of the Partnership and, as such, has authority to make tax elections under the Code on behalf of the Partnership.


     Profit and loss of the Partnership generally are allocated among the Partners in accordance with their respective interests in the Partnership based on the number of partnership interests held by the Partners.


OPERATIONS

     The Partnership Agreement requires that the Partnership be operated in a manner that enables the Company to satisfy the requirements for being classified as a REIT and to avoid any federal income tax liability.

DISTRIBUTIONS

     The Partnership Agreement provides that the Partnership will distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of the Partnership's property in connection with the liquidation of the Partnership) quarterly, in amounts determined by the Company in its sole discretion, to the Partners in accordance with their respective percentage interests in the Partnership. Upon liquidation of the Partnership, after payment of, or adequate provision for, debts and obligations of the Partnership, including any Partner loans, any remaining assets of the Partnership will be distributed to all Partners with positive capital accounts in accordance with their respective positive capital account balances. If any Partner, including the Company, has a negative balance in its capital account following a liquidation of the Partnership, it will be obligated to contribute cash to the Partnership equal to the negative balance in its capital account.

TERM

     The Partnership will continue until December 31, 2047, or until sooner dissolved upon (i) the bankruptcy, dissolution or withdrawal of the Company as General Partner (unless the Limited Partners elect to continue the Partnership),
(ii) the sale or other disposition of all or substantially all the assets of the Partnership, (iii) the conversion of all limited partnership interests in the Partnership (other than those held by the Company, if any), or (iv) the election of the General Partner.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material federal income tax considerations relevant to a prospective holder of Common Stock. The discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of Common Stock in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, AND SALE OF THE COMMON STOCK AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Code. The Company currently is qualified as a REIT and intends to continue to operate in such manner, but no assurance can be given that the Company will operate in a manner so as to remain qualified as a REIT.


     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its stockholders. The discussion is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retrospectively. Thompson Hine & Flory LLP has acted as counsel to the Company commencing January 30, 1998.


     The Company believes that it will continue to be qualified to be taxed as a REIT for its taxable year ended January 31, 1998, and that its organization and current and proposed method of operation will enable it to continue to qualify as a REIT for its taxable year ended January 31, 1999 and in the future. The Company has obtained an opinion of Thompson Hine & Flory LLP as to its REIT qualifications beginning with its fiscal year ended January 31, 1999. Investors should be aware, however, that opinions of counsel are not binding upon the Service or any court. It must be emphasized that the opinion of Thompson Hine & Flory LLP is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters, including representations regarding the nature of the Company's properties and the future conduct of its business. Such factual assumptions and representations are described below. Moreover, such continued qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels, and stock ownership, the various qualification tests imposed under the Code discussed below. Thompson Hine & Flory LLP will not review the Company's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company's operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "-- Failure to Qualify."

     If the Company continues to qualify for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is distributed currently to the stockholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and stockholder levels) that generally results from investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" under Section 55 of the Code. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income tests. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e. , a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and the Company recognizes gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by the Company, then to the extent of such asset's built-in gain (i.e. , the excess of the fair market value of such asset at the time of acquisition by the Company over the adjusted basis in such asset at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). The results described above with respect to the recognition of built-in gain assume that the Company would make an election pursuant to IRS Notice 88-19 if it were to make any such acquisition.

REQUIREMENTS FOR QUALIFICATION

     The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year ("5/50 Rule"); (vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and to maintain REIT status; (viii) that uses a calendar year for federal income tax purposes unless the REIT (such as the Company) uses a fiscal year and was in existence as a REIT for any taxable year beginning on or before October 4, 1976, and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (v) and
(vi) will not apply until after the first taxable year for which an election is made by the Company to be taxed as a REIT. The Company has issued and will issue sufficient Common Stock in sufficient diversity of ownership to allow it to satisfy requirements (v) and (vi). In addition, the Company's Declaration provides for restrictions regarding transfer of the Common Stock that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above.

     For purposes of determining stock ownership under the 5/50 Rule, a (i) supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual, and (ii) stock held by a trust that is a qualified trust under Section 401(a) of the Code is treated as held by the Company's beneficiaries in proportion to their actuarial interests in the pension trust for purposes of the 5/50 Rule.

     The Company owns a corporate subsidiary, RRF Sub Corp., which the Company believes to be a "qualified REIT subsidiary". (A qualified REIT subsidiary is any corporation wholly-owned by a REIT.) As such, RRF Sub Corp. is disregarded for federal income tax purposes and all assets, liabilities and items of income, deduction and credit of RRF Sub Corp. are treated as assets, liabilities and items of the Company itself.

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and asset tests, described below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Partnership (and any lower tier partnership) will be treated as assets and gross income of the Company for purposes of applying the requirements described herein.

INCOME TESTS

     In order for the Company to maintain its qualification as a REIT, there are two requirements relating to the Company's gross income that must be satisfied annually. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of Common Stock that do not constitute dealer property, or from any combination of the foregoing.

     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts of sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant") (including in such 10% calculation the attribution of certain interests held by family members, corporations (in which such owner owns more than 10% of the value of the outstanding shares) and a partnership in which such person owns 25% or more of the capital or profits, or held by certain partners of any such person). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render more than a de minimis amount of services to the tenants of such property, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant."

     Pursuant to the Percentage Leases, the Lessee leases from the Partnership and the Subsidiary Partnerships (as defined below) and RRF Sub Corp. the land, buildings, improvements, furnishings, and equipment comprising the Hotels for a ten-year period. The Percentage Leases provide that the Lessee is obligated to pay to the Partnership or RRF Sub Corp., as the case may be, (i) the greater of a fixed rent ("Base Rent") or a percentage rent ("Percentage Rent") (collectively, "Rents") and (ii) certain other amounts, including interest accrued on any late payments or charges ("Additional Charges"). The Percentage Rent is calculated by multiplying fixed percentages by the gross suite revenues and food and beverage rent revenues for each of the Hotels in excess of certain levels. The Base Rent accrues and is required to be paid monthly. Although Percentage Rent is due quarterly, the Lessee will not be in default for non-payment of Percentage Rent due in any calendar year if the Lessee pays, within 90 days of the end of the calendar year, the excess of Percentage Rent due and unpaid over the Base Rent with respect to such year. For purposes of this section, the term "Partnership" includes the Subsidiary Partnerships and RRF Sub Corp. when the context requires.

     In order for the Base Rent, the Percentage Rent, and the Additional Charges to constitute "rents from real property," the Percentage Leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the Percentage Leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following: (i) the intent of the parties, (ii) the form of the agreement, (iii) the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement), and (iv) the extent to which the property owner retains the risk of loss with respect to the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property).

     In addition, Section 7701(e) of the Code provides that a contract that purports to be a service contract (or a partnership agreement) is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not: (i) the service recipient is in physical possession of the property, (ii) the service recipient controls the property, (iii) the service recipient has a significant economic or possessory interest in the property (e.g., the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property's operating costs, or the recipient bears the risk of damage to or loss of the property), (iv) the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract, (v) the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient, and
(vi) the total contract price does not substantially exceed the rental value of the property for the contract period. Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

     The Company believes that the Percentage Leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts: (i) the Partnership and the Lessee intend for their relationship to be that of a lessor and lessee and such relationship will be documented by lease agreements, (ii) the Lessee has the right to exclusive possession and use and quiet enjoyment of the Hotels during the term of the Percentage Leases, (iii) the Lessee bears the cost of, and will be responsible for, day-to-day maintenance and repair of the Hotels, other than the cost of maintaining underground utilities and structural elements, and will dictate how the Hotels are operated, maintained and improved, (iv) the Lessee bears all of the costs and expenses of operating the Hotels (including the cost of any inventory and supplies used in their operation) during the term of the Percentage Leases (other than real and personal property taxes, and the cost of replacement or refurbishment of furniture, fixtures and equipment, to the extent such costs do not exceed the allowance for such costs provided by the Partnership under each Percentage Lease), (v) the Lessee benefits from any savings in the costs of operating the Hotels during the term of the Percentage Leases, (vi) in the event of damage or destruction to a Hotel, the Lessee will be at economic risk because it will be obligated either (A) to restore the property to its prior condition, in which event it will bear all costs of such restoration or
(B) purchase the Hotel for an amount generally equal to the Partnership's investment in the property, (vii) the Lessee will indemnify the Partnership against all liabilities imposed on the Partnership during the term of the Percentage Leases by reason of (A) injury to persons or damage to property occurring at the Hotels or (B) the Lessee's use, management, maintenance or repair of the Hotels, (viii) the Lessee is obligated to pay substantial fixed rent for the period of use of the Hotels, and (ix) the Lessee stands to incur substantial losses (or reap substantial gains) depending on how successfully it operates the Hotels.

     INVESTORS SHOULD BE AWARE THAT THERE ARE NO CONTROLLING TREASURY REGULATIONS, PUBLISHED RULINGS, OR JUDICIAL DECISIONS INVOLVING LEASES WITH TERMS SUBSTANTIALLY THE SAME AS THE PERCENTAGE LEASES THAT DISCUSS WHETHER SUCH LEASES CONSTITUTE TRUE LEASES FOR FEDERAL INCOME TAX PURPOSES. THEREFORE, THE RELATIONSHIP BETWEEN THE PARTNERSHIP AND THE LESSEE IS BASED UPON ALL OF THE FACTS AND CIRCUMSTANCES AND UPON RULINGS AND JUDICIAL DECISIONS INVOLVING SITUATIONS THAT ARE CONSIDERED TO BE ANALOGOUS. THERE CAN BE NO COMPLETE ASSURANCE THAT THE SERVICE WILL NOT ASSERT SUCCESSFULLY A CONTRARY POSITION. If the Percentage Leases are recharacterized as service contracts or partnership agreements, rather than true leases, part or all of the payments that the Partnership receives from the Lessee may not be considered rent or may not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, the Company likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose its REIT status.


     In order for the Rents to constitute "rents from real property," several other requirements also must be satisfied. One requirement is that the Rents attributable to personal property leased in connection with the lease of the real property comprising a Hotel must not be greater than 15% of the Rents received under the Percentage Lease. The Rents attributable to the personal property in a Hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the adjusted bases of the personal property in the Hotel at the beginning and at the end of the taxable year bears to the average of the aggregate adjusted bases of both the real and personal property comprising the Hotel at the beginning and at the end of the such taxable year ("Adjusted Basis Ratio"). The initial adjusted basis of the personal property in each Hotel was less than 15% of the initial adjusted bases of both the real and personal property comprising such hotel. There can be no assurance, however, that the Service would not challenge such Adjusted Basis Ratio. If such a challenge were successfully asserted, the Company could fail the 15% Adjusted Basis Ratio as to one or more of the Percentage Leases, which in turn potentially could cause it to fail to satisfy the 95% or 75% gross income tests and thus lose its REIT status.


     Another requirement for qualification of the Rents as "rents from real property" is that the Percentage Rent must not be based in whole or in part on the income or profits of any person. The Percentage Rent, however, will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages (i) are fixed at the time the Percentage Leases are entered into, (ii) are not renegotiated during the term of the Percentage Leases in a manner that has the effect of basing Percentage Rent on income or profits, and
(iii) conform with normal business practice. More generally, the Percentage Rent will not qualify as "rents from real property" if, considering the Percentage Leases and all the surrounding circumstances, the arrangement does not conform with normal business practice but is in reality used as a means of basing the Percentage Rent on income or profits. Since the Percentage Rent is based on fixed percentages of the gross revenues from the Hotels that are established in the Percentage Leases and the Company represented that the percentages (i) will not be renegotiated during the terms of the Percentage Leases in a manner that has the effect of basing the Percentage Rent on income or profits and (ii) conform with normal business practice, the Percentage Rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, the Company represented that, with respect to other hotel properties that it acquires in the future, it will not charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of gross revenues, as described above).

     A third requirement for qualification of the Rents as "rents from real property" is that the Company must not own, directly or constructively, 10% or more of the Lessee. The constructive ownership rules generally provide that, if 10% or more in value of the stock of the Company is owned, directly or indirectly, by or for any person, the Company is considered as owning the ownership interests in any lessee that are owned, directly or indirectly, by or for such person. The Company does not currently own, directly or constructively, any ownership interest in the Lessee. In addition, the Partnership Agreement provides that a converting Limited Partner will not be permitted to convert Units (unless the Company elects, in its sole discretion, to pay cash in lieu of Common Stock) to the extent that the acquisition of Common Stock by such partner would result in the Company being treated as owning, directly or constructively, 10% or more of the ownership interests of the Lessee or of the ownership interests in any sublessee. Thus, the Company should never own, directly or constructively, 10% or more of the Lessee or any sublessee. Furthermore, the Company represents that, with respect to other hotel properties that it acquires in the future, it will not rent any property to a Related Party Tenant. However, because the Code's constructive ownership rules for purposes of the Related Party Tenant rules are broad and it is not possible to monitor continually direct and indirect transfers of shares of Common Stock, no absolute assurance can be given that such transfers or other events of which the Company has no knowledge will not cause the Company to own constructively 10% or more of the Lessee at some future date.

     A fourth requirement for qualification of the Rents as "rents from real property" is that the Company cannot furnish or render (i) impermissible services to the Lessee or the tenants of the Hotels, or manage or operate the Hotels, other than through an independent contractor from whom the Company itself does not derive or receive any income, or (ii) unpermitted services to the Lessee, except in either case to a de minimis extent. Provided that the Percentage Leases are respected as true leases, the Company should satisfy this requirement because the Partnership is not performing any services other than customary ones for the Lessee. Furthermore, the Company represents that, with respect to other hotel properties that it acquires in the future, it will not perform noncustomary services with respect to the tenant of the property. As described above, however, if the Percentage Leases are recharacterized as service contracts or partnership agreements, the Rents likely would be disqualified as "rents from real property" because the Company would be considered to furnish or render services to the occupants of the Hotels and to manage or operate the Hotels other than through an independent contractor who is adequately compensated and from whom the Company derives or receives no income.

     If the Rents do not qualify as "rents from real property" because the rents attributable to personal property exceed 15% of the total Rents for a taxable year, the portion of the Rents that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income tests. Thus, if the Rents attributable to personal property, plus any other nonqualifying income, during a taxable year exceeds 5% of the Company's gross income during the year, the Company would lose its REIT status. If, however, the Rents do not qualify as "rents from real property" because either (i) the Percentage Rent is considered based on income or profits of the Lessee, (ii) the Company owns, directly or constructively, 10% or more of the Lessee, or (iii) the Company furnishes noncustomary services to the Lessee (other than through a qualified independent contractor) or manages or operates the Hotels, none of the Rents would qualify as "rents from real property." In that case, the Company likely would lose its REIT status because it would be unable to satisfy either the 75% or 95% gross income tests.

     In addition to the Rents, the Lessee is required to pay to the Partnership the Additional Charges. To the extent that the Additional Charges represent either (i) reimbursements of amounts that the Lessee is obligated to pay to third parties or (ii) penalties for nonpayment or late payment of such amounts, the Additional Charges should qualify as "rents from real property." To the extent, however, that the Additional Charges represent interest that is accrued on the late payment of the Rents or the Additional Charges, the Additional Charges should not qualify as "rents from real property," but instead should be treated as interest that qualifies for the 95% gross income test.

     The Company believes that the Rents and the Additional Charges will qualify as "rents from real property" for purposes of the 75% and 95% gross income tests, except to the extent that the Additional Charges represent interest that is accrued on the late payment of the Rents or the Additional Charges (which will be qualifying gross income for the 95% test but not the 75% test). However, there can be no complete assurance that the Service will not assert successfully a contrary position and, therefore, prevent the Company from qualifying as a REIT.

     The term "interest," as defined for purposes of the 75% gross income test, generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from sale of the property securing the loan constitutes a "shared appreciation provision" (as defined in the Code), income attributable to such participation feature will be treated as gain from the sale of the secured property.

     The net income from any prohibited transaction entered into by the Company is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. All inventory required in the operation of the Hotels will be purchased by the Lessee or its designee as required by the terms of the Percentage Leases. Accordingly, the Company and the Partnership believe that no asset owned by the Company or the Partnership is held for sale to customers and that a sale of any such asset will not be in the ordinary course of business of the Company or the Partnership. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to the particular property. Nevertheless, the Company and the Partnership will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Company or the Partnership can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."


     The Company will be subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualified income under the 75% gross income test), less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify under the 75% and 95% gross income tests. "Foreclosure property" is defined as any real property (including interests in real property) and any personal property incident to such real property (i) that is acquired by a REIT as the result of such REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on an indebtedness that such property secured and (ii) for which such REIT makes a proper election to treat such property as foreclosure property. However, a REIT will not be considered to have foreclosed on a property where such REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Under the Code, property generally ceases to be foreclosure property as of the close of the third taxable year following the taxable year in which the REIT acquired such property (or longer if an extension is granted by the Secretary of the Treasury). The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day (i) on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify under the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify under the 75% gross income test, (ii) on which any construction takes place on such property (other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent) or
(iii) which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business that is conducted by the REIT (other than through an independent contractor from whom the REIT itself does not derive or receive any income). As a result of the rules with respect to foreclosure property, if the Lessee defaults on its obligations under a Percentage Lease for a Hotel, the Company terminates the Lessee's leasehold interest, and the Company is unable to find a replacement lessee for such Hotel within 90 days of such foreclosure, gross income from hotel operations conducted by the Company from such Hotel would cease to qualify for the 75% and 95% gross income tests. In such event, the Company likely would be unable to satisfy the 75% and 95% gross income tests and, thus, would fail to qualify as a REIT.


     It is possible that, from time to time, the Company or the Partnership will enter into hedging transactions with respect to one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms, including interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts and options. To the extent that the Company or the Partnership enters into an interest rate swap or cap contract to hedge any interest rate risk with respect to indebtedness incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test. To the extent that the Company or the Partnership hedges with other types of financial instruments or in other situations, it may not be entirely clear how the income from those transactions will be treated for purposes of the various income tests that apply to REITs under the Code. The Company intends to structure any hedging transactions in a manner that does not jeopardize its status as REIT.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions will be generally available if the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of those relief provisions. As discussed above in "-- Taxation of the Company," even if those relief provisions apply, a tax would be imposed with respect to the net income attributable to the excess of 75% or 95% of the Company's gross income over its qualifying income in the relevant category, whichever is greater.

ASSET TESTS

     The Company, at the close of each quarter of its tax year, also must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by cash or cash items (including certain receivables), government securities, "real estate assets" and, in cases where the Company raises new capital through stock or long-term (at least five-year) debt offerings, temporary investments in stock or debt instruments during the one-year period following the Company's receipt of such capital. The term "real estate assets" includes interests in real property, interests in mortgages on real property to the extent the mortgage balance does not exceed the value of the associated real property, and shares of other REITs. For purposes of the 75% asset requirement, the term "interest in real property" includes an interest in land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold in real property and an option to acquire real property (or a leasehold in real property). Second, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities (except for its ownership interest in the Partnership and Subsidiary Partnership or the stock of a subsidiary with respect to which it has held 100% of the stock at all times during the subsidiary's existence).

     For purposes of the asset requirements, the Company will be deemed to own its proportionate share of the assets of the Partnership (and any Subsidiary Partnership), rather than its general partnership interest in the Partnership. The Company represents that, at all relevant times, (i) at least 75% of the value of its total assets will be represented by real estate assets, cash and cash items (including receivables), and government securities and (ii) it will not own any securities that do not satisfy the 75% asset requirement (except for the stock of subsidiaries with respect to which it has held 100% of the stock at all times during the subsidiary's existence). In addition, the Company represents that it will not acquire or dispose, or cause the Partnership to acquire or dispose, of assets in a way that would cause it to violate either asset requirement. The Company believes that it satisfies both asset requirements for REIT status.

     If the Company should fail inadvertently to satisfy the asset requirements at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if (i) it satisfied all of the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of the Company's assets and the standards imposed by the asset requirements either did not exist immediately after the acquisition of any particular asset or was not wholly or partly caused by such an acquisition (i.e., the discrepancy arose from changes in the market values of its assets). If the condition described in clause (ii) of the preceding sentence were not satisfied, the Company still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

DISTRIBUTION REQUIREMENTS

     The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such dividends must be paid in the tax year to which they relate, or in the following tax year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates (in the case of capital gains taxes paid by the Company, each shareholder shall be entitled to claim a tax credit based on the amount of such taxes. See "Taxation of Taxable Domestic Stockholders"). Furthermore, if the Company should fail to distribute during each calendar year at least the sum of
(i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. The Company has made, and intends to continue to make, timely distributions sufficient to satisfy all annual distribution requirements.

     It is possible that, from time to time, the Company may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. For example, under the Percentage Leases, the Lessee may defer payment of the excess of the Percentage Rent over the Base Rent for a period of up to 90 days after the end of the calendar year in which such payment was due. In that case, the Partnership still would be required to recognize as income the excess of the Percentage Rent over the Base Rent in the calendar quarter to which it relates. Further, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciated property which exceeds its allocable share of cash attributable to that sale. Therefore, the Company may have less cash available for distribution than is necessary to meet its annual distribution requirements to avoid corporate income tax or the excise tax imposed on certain undistributed income. In such a situation, the Company may find it necessary to arrange for short-term (or possibly long-term) borrowings or to raise funds through the issuance of additional shares of common or preferred stock.

     Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to its stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Although the Company may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the Service interest based upon the amount of any deduction taken for deficiency dividends.

RECORDKEEPING REQUIREMENT

     Pursuant to applicable Treasury Regulations, in order to elect to be taxed as a REIT, the Company must maintain certain records and request on an annual basis certain information from its stockholders designed to disclose the actual ownership of its outstanding stock. The Company intends to comply with such requirements.

PARTNERSHIP ANTI-ABUSE RULE

     The Treasury Department has issued a final regulation ("Anti-Abuse Rule"), under the partnership provisions of the Code ("Partnership Provisions"), that would authorize the Service, in certain abusive transactions involving partnerships, to disregard the form of the transaction and recast it for federal tax purposes as the Service deems appropriate. The Anti-Abuse Rule would apply where a partnership is formed or availed of in connection with a transaction (or series of related transactions), a principal purpose of which is to reduce substantially the present value of the partners' aggregate federal tax liability in a manner inconsistent with the intent of the Partnership Provisions. The Anti-Abuse Rule states that the Partnership Provisions are intended to permit taxpayers to conduct joint business (including investment) activities through a flexible economic arrangement that accurately reflects the partners' economic agreement and clearly reflects the partners' income without incurring an entity-level tax. The purposes for structuring a transaction involving a partnership are determined based on all of the facts and circumstances, including a comparison of the purported business purpose for a transaction and the claimed tax benefits resulting from the transaction. A reduction in the present value of the partners' aggregate federal tax liability through the use of a partnership does not, by itself, establish inconsistency with the intent of the Partnership Provisions. The Anti-Abuse Rule is generally effective for all transactions relating to a partnership occurring on and after May 12, 1994.

     The Anti-Abuse Rule contains an example in which a corporation that elects to be treated as a REIT contributes substantially all of the proceeds from a public offering to a partnership in exchange for a general partner interest. The limited partners of the partnership contribute real property assets to the partnership, subject to liabilities that exceed their respective aggregate bases in such property. In addition, some of the limited partners have the right, beginning two years after the formation of the partnership, to require the redemption of their limited partnership interests in exchange for cash or REIT stock (at the REIT's option) equal to the fair market value of their respective interests in the partnership at the time of the redemption. The example concludes that the use of the partnership is not inconsistent with the intent of the Partnership Provisions and, thus, cannot be recast by the Service. The Company believes that the Anti-Abuse Rule will not have any adverse impact on its ability to qualify as a REIT. However, because the Anti-Abuse Rule is extraordinarily broad in scope and is applied based on an analysis of all of the facts and circumstances, there can be no assurance that the Service will not attempt to apply the Anti-Abuse Rule to the Company. If the conditions of the Anti-Abuse Rule are met, the Service is authorized to take appropriate enforcement action, including disregarding the Partnership for federal tax purposes or treating one or more of its partners as nonpartners. Any such action potentially could jeopardize the Company's status as a REIT.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as REIT in any taxable year, and the relief provisions do not apply, the Company would be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Dividends to the stockholders in any year in which the Company fails to qualify would not be deductible by the Company, nor would they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all dividends to stockholders would be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also would be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. In addition, President Clinton's 1999 Federal Budget Proposal contains a provision which, if enacted in its present form, would result in the immediate taxation of all gain inherent in a C corporation's assets upon an election by the corporation to become a REIT in taxable years beginning after January 1, 1999, and thus could effectively preclude the Company from re-electing to be taxed as a REIT following a loss of REIT status.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS


     Provided the Company qualifies as a REIT, distributions made to the Company's taxable U.S. stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such U.S. stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. Each year the Company will designate a certain amount of income as capital gains. Such amount will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its Common Stock and will be subject to a credit if it is not currently distributed to such stockholder. Corporate stockholders, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's stock, but rather such distributions will reduce the adjusted basis of such stock. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a stockholder's stock, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less or mid-term capital gain if the shares have been held for more than one year but less than 18 months). Any dividend distribution declared by the Company in October, November, or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend distribution is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

     The Company is permitted under the Code to elect to retain and pay income tax on its net capital gain for any taxable year. Under the Taxpayer Relief Act of 1997 (the "1997 Act"), however, if the Company so elects, a stockholder must include in income such stockholder's proportionate share of the Company's undistributed capital gain for the taxable year, and will be deemed to have paid such stockholder's proportionate share of the income tax paid by the Company with respect to such undistributed capital gain. Such tax would be credited against the stockholder's tax liability and subject to normal refund procedures. In addition, each stockholder's basis in its shares of Common Stock would be increased by the amount of undistributed capital gain (less the tax paid by the Company) included in the stockholder's income.


     The 1997 Act and the IRS Restructuring and Reform Act of 1998 (the "1998 Act") also alter the taxation of capital gain income for individuals (and for certain trusts and estates). Gain from the sale or exchange of certain investments held for more than 12 months will be taxed at a maximum capital gain rate of 20% if such sale or exchange occurred either (i) after May 6, 1997 and before July 29, 1997, or (ii) in tax years ending after December 31, 1997. Gain from the sale or exchange of such investments held for 18 months or less, but for more than one year, will be taxed at a maximum capital gain rate of 28% if such sale or exchange occurred either (i) before May 7, 1997, or (ii) after July 28, 1997 and before January 1, 1998. The 1997 Act also provides a maximum rate of 25% for "unrecaptured section 1250 gain" recognized on the sale or exchange of certain real estate assets, introduces special rules for "qualified 5-year gain," and makes certain other changes to prior law. On November 10, 1997, the Service issued Notice 97-64, which provides generally that the Company may classify portions of its designated capital gain dividend as (i) a 20% rate gain distribution (which would be taxed as capital gain in the 20% group), (ii) an unrecaptured Section 1250 gain distribution (which would be taxed as capital gain in the 25% group), or (iii) a 28% rate gain distribution (which would be taxed as capital gain in the 28% group). If no designation is made, the entire designated capital gain dividend will be treated as a 28% rate capital gain distribution. Notice 97-64 provides that a REIT must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income was subject to a marginal tax rate of at least 28%.



     In general, any loss upon a sale or exchange of Common Stock by a stockholder who has held such Common Stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by that stockholder as long-term capital gain.


BACKUP WITHHOLDING

     The Company will report to its U.S. stockholders and the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless the holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

OTHER TAX CONSEQUENCES

     The 1997 Act modifies many of the provisions relating to the requirements for qualification as, and the taxation of, a REIT. Among other things, the 1997 Act (i) replaces the rule that disqualifies a REIT for any year

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

in which the REIT fails to comply with Treasury Department regulations that are intended to enable a REIT to ascertain its ownership, with an intermediate penalty for failing to do so; (ii) permits a REIT to render a de minimis amount of impermissible services to tenants, or in connection with the management or operation of property, and still treat amounts received with respect to that property as rents from real property; (iii) permits a REIT to elect to retain and pay income tax on net long-term capital gains; (iv) repeals a rule that required that less than 30% of a REIT's gross income be derived from gain from the sale or other disposition of stock or securities held for less than one year, certain real property held for less than four years, and property that is sold or disposed of in a prohibited transaction; (v) lengthens the original grace period for foreclosure property from two years after the REIT acquired the property to a period ending on the last day of the third full taxable year following the tax year in which the property was acquired; (vi) treats income from all hedges that reduce the interest rate risk of REIT liabilities, not just interest rate swaps and caps, as qualifying income under the 95% gross income test; and (vii) permits any corporation wholly-owned by a REIT to be treated as a qualified subsidiary, regardless of whether the corporation has always been owned by a REIT. The changes are effective for taxable years beginning after August 5, 1997. Thus, these changes will apply to the operation of the Company.

     The Clinton Administration proposals would also eliminate the ability of an existing C corporation which elects REIT status to defer recognition of built-in gain on assets until such assets are disposed of during a 10 year period (under current law, thereafter no gain is recognized). The proposal would limit the availability of that built-in gain deferral provision to small C corporations (i.e., corporations the value of whose stock is $5,000,000 or less). This proposal, if enacted, could adversely affect the ability of the Company to acquire substantially all of the assets of existing C corporations and thus potentially limit the Company's growth. No prediction can be made as to the likelihood of passage into law of the administration's REIT proposals or as to the effective date of any changes.

     Prospective holders should recognize that the present federal income tax treatment of the Company may be modified by future legislative, judicial or administrative actions or decisions at any time, which may be retroactive in effect, and, as a result, any such action or decision may affect investments and commitments previously made. The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Service and the Treasury Department, resulting in statutory changes as well as promulgation of new, or revisions to existing, regulations and revised interpretations of established concepts. No prediction can be made as to the likelihood of passage of any new tax legislation or other provisions either directly or indirectly affecting the Company or its stockholders. Revisions in federal income tax laws and interpretations thereof could adversely affect the tax consequences of an investment in the Common Stock.


     The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above.


     CONSEQUENTLY, PROSPECTIVE HOLDERS OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE EFFECT OF STATE AND LOCAL TAX LAWS ON AN INVESTMENT IN THE COMPANY.

                         TAX ASPECTS OF THE PARTNERSHIP

     The following discussion summarizes certain federal income tax considerations applicable to the Company's investment in the Partnership. The partnerships in which the Partnership has made an investment are collectively referred to herein as the "Subsidiary Partnerships." The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

CLASSIFICATION AS A PARTNERSHIP

     The Company is entitled to include in its income its distributive share of the Partnership's income (including the Partnership's distributive share of income of a Subsidiary Partnership) and to deduct its distributive share of the Partnership's losses (including the Partnership's distributive share of losses of a Subsidiary Partnership) only if the Partnership (and each Subsidiary Partnership) is classified for federal income tax purposes as a partnership rather than as an association taxable as a corporation. An organization formed as a partnership will be treated as a partnership if it (i) is organized under state law as a partnership and (ii) is not a "publicly traded" partnership. The Partnership is organized under Delaware limited partnership law. A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership's gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends. Whether, for any particular period, the Partnership or a Subsidiary Partnership will satisfy this passive income exception will depend upon the facts and circumstances applicable to the Partnership or the Subsidiary Partnership for such period.


     The Service has issued Notice 88-75, providing limited safe harbors from the definition of a publicly traded partnership in advance of the issuance of Treasury Regulations. Pursuant to one of those safe harbors (the "Private Placement Exclusion"), interests in a partnership will not be treated as readily tradeable on a secondary market or the substantial equivalent thereof if (i) all of the partnership interests are issued in a transaction that is not registered under the Securities Act of 1933, as amended, and (ii) the partnership does not have more than 500 partners (taking into account as a partner each person who indirectly owns an interest in the partnership through a partnership, grantor trust, or S corporation). The Partnership and each Subsidiary Partnership satisfies the Private Placement Exclusion.

     The Treasury Department recently issued regulations ("PTP Regulations") that limit the Private Placement Exclusion to partnerships that have no more than 100 partners at any time during the taxable year. The Partnership and the Subsidiary Partnerships do not have more than 100 partners (taking into account indirect ownership of such partnerships through partnerships, grantor trusts, and S corporations). Thus, the Partnership and each Subsidiary Partnership should satisfy the Private Placement Exclusion, as modified by the PTP Regulations. If, however, the Partnership or any Subsidiary Partnership were treated as publicly traded and the 90% passive income exception did not apply, the Company would not be able to satisfy the income and assets requirements for REIT status.

     The Company believes that the Partnership and each Subsidiary Partnership is properly treated as a partnership for federal income tax purposes and is not an association taxable as a corporation. The Partnership has not requested, and does not intend to request, a ruling from the Service that it or any of the Subsidiary Partnership will be classified as a partnership for federal income tax purposes.

EFFECT OF FAILURE TO QUALIFY AS A PARTNERSHIP


     If for any reason the Partnership or a Subsidiary Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, the Company would not be able to satisfy the income and asset requirements for REIT status. See "FEDERAL INCOME TAX CONSIDERATIONS -- Income Tests" and "FEDERAL INCOME TAX CONSIDERATIONS -- Asset Tests." In addition, any change in the Partnership's or a Subsidiary Partnership's status for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distribution. See "FEDERAL INCOME TAX CONSIDERATIONS -- Distribution Requirements." Further, items of income and deduction of the Partnership and the Subsidiary Partnerships would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, the Partnership or a Subsidiary Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute distributions that would not be deductible in computing the Partnership's or a Subsidiary Partnership's taxable income.


INCOME TAXATION OF THE PARTNERSHIP, THE SUBSIDIARY PARTNERSHIPS AND THEIR
PARTNERS

     Partners, Not the Partnership, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, the Company is required to take into account its allocable share of the Partnership's income, gains, losses, deductions, and credits for any taxable year of the Partnership ending within or with the taxable year of the Company, without regard to whether the Company has received or will receive any distribution of the

Partnership. Such items will include the Partnership's available share of income, gain, loss, deductions and credits of the Subsidiary Partnerships.

     Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Code if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Partnership's allocations of taxable income and loss of the Partnership and the Subsidiary Partnerships are intended to comply with the requirements of
Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.


     Tax Allocations With Respect to Contributed Properties.  Pursuant to
Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Treasury Department recently issued regulations requiring partnerships to use a "reasonable method" for allocating items affected by Section 704(c) of the Code and outlining certain reasonable allocation methods.


     The Partnership intends to use the "traditional method" of allocation under
Section 704(c) of the Code. The traditional method is the least favorable method from the Company's perspective because of certain technical limitations. Under the traditional method, depreciation with respect to a contributed property for which there is a Book-Tax Difference first will be allocated to the Company and other partners who did not have an interest in such property until they have been allocated an amount of depreciation equal to what they would have been allocated if the Partnership had purchased such property for its fair market value at the time of contribution. In addition, if such a property is sold, gain equal to the Book-Tax Difference at the time of sale will be specially allocated to the partner who contributed the property. These allocations will tend to eliminate the Book-Tax Differences with respect to the contributed Hotels over the life of the Partnership. However, they may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. This could cause the Company (i) to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to the Company if each of the Hotels were to have a tax basis equal to its fair market value at the time of contribution and (ii) to be allocated lower amounts of taxable loss in the event of a sale of such contributed interests in the Hotels at a book loss than the economic or book loss allocated to the Company as a result of such sale, with a corresponding benefit to the other partners in the Partnership. These allocations might adversely affect the Company's ability to comply with REIT distribution requirements, although the Company does not anticipate that this will occur. These allocations may also affect the earnings and profits of the Company for purposes of determining the portion of distributions taxable as dividend income. See "FEDERAL INCOME TAX CONSIDERATIONS -- Taxation of Taxable Domestic Stockholders". The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had the Company purchased its interests in the Hotels at their agreed values.


     Under the Partnership Agreement, depreciation or amortization deductions of the Partnership generally will be allocated among the Partners in accordance with their respective interests in the Partnership, except to the extent that
Section 704(c) of the Code requires that the Company receive a disproportionately large share of such deductions. In addition, gain on sale of a Hotel will be specially allocated to the Limited Partners to the extent of any built-in gain with respect to such Hotel for federal income tax purposes. The application of Section 704(c) of the Code to the Partnership is not entirely clear, however, and may be affected by Treasury Regulations promulgated in the future. Similar provisions are included in the partnership agreements of the Subsidiary Partnerships.

     Basis in Partnership Interest. The Company's adjusted tax basis in its partnership interest in the Partnership generally (i) equals the amount of cash and the basis of any other property contributed to the Partnership by the Company, (ii) is increased by (A) its allocable share of the Partnership's income and (B) its allocable share of indebtedness of the Partnership and (iii) is reduced, but not below zero, by the Company's allocable share of (A) the Partnership's loss and (B) the amount of cash distributed to the Company and by constructive distributions resulting from a reduction in the Company's share of indebtedness of the Partnership. Similar rules apply to the Partnership's tax basis in the Subsidiary Partnerships.


     If the allocation of the Company's distributive share of the Partnership's loss would reduce the adjusted tax basis of the Company's partnership interest in the Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce the Company's adjusted tax basis below zero. To the extent that the Partnership's distributions, or any decrease in the Company's share of the indebtedness of the Partnership (such decrease being considered a constructive cash distribution to the Partners), would reduce the Company's adjusted tax basis below zero, such distributions (including such constructive distributions) constitute taxable income to the Company. Such distributions and constructive distributions normally will be characterized as capital gain, and, if the Company's partnership interest in the Partnership has been held for longer than the long-term capital gain holding periods, the distributions and constructive distributions will be subject to favorable capital gains tax rates. See "FEDERAL INCOME TAX CONSIDERATIONS -- Taxation of Taxable Domestic Stockholders".



     Depreciation Deductions Available to the Partnership. Immediately after the acquisition of the Initial Hotels, the Company made a cash contribution to the Partnership in exchange for a general partner interest in the Partnership. The Partnership's initial basis in the Initial Hotels for federal income tax purposes generally is a carryover of the basis of the previous ownership entities in the Initial Hotels on the date of such merger. Although the law is not entirely clear, the Partnership has depreciated such depreciable hotel property for federal income tax purposes under the same methods used by the transferors. The Partnership's tax depreciation deductions will be allocated among the Partners in accordance with their respective interests in the Partnership, except to the extent that Section 704(c) of the Code requires that the Company receive a disproportionately large share of such deductions. The Partnership plans to depreciate, for federal income tax purposes, any depreciable hotel property which it may acquire for cash in the future under either the modified accelerated cost recovery system of depreciation ("MACRS") or the alternative depreciation system of depreciation ("ADS"). The Partnership plans to use MACRS for subsequently acquired furnishings and equipment. Under MACRS, the Partnership generally will depreciate such furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, the Partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. The Partnership plans to use ADS for the depreciation of subsequently acquired buildings and improvements. Under ADS, the Partnership generally will depreciate such buildings and improvements over a 40-year recovery period using a straight line method and a mid-month convention.



     To the extent that the Partnership acquires additional hotels in exchange for Partnership units, the Partnership's initial basis in each such hotel, for federal income tax purposes, should be the same as the transferor's basis in that hotel on the date of acquisition.


SALE OF THE PARTNERSHIP'S PROPERTY


     Generally, any gain realized by the Partnership or the Subsidiary Partnerships on the sale of property held for more than the applicable holding period will be subject to favorable capital gains tax rates (See "FEDERAL INCOME TAX CONSIDERATIONS-- Taxation of Taxable Domestic Stockholders"), except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized by the Partnership on the disposition of the Initial Hotels will be allocated first to the Limited Partners under Section 704(c) of the Code to the extent of their built-in gain on those Hotels. The Limited Partners' built-in gain on the Initial Hotels sold will equal the excess of the Limited Partners' proportionate share of the book value of those Initial Hotels over the Limited Partners' tax basis allocable to those Initial Hotels at the time of sale. Any remaining gain recognized by the Partnership on the disposition of the Initial Hotels will be allocated among the Partners in accordance with their respective percentage interests in the Partnership. The Board of Trustees has adopted a policy requiring that any decision to sell the Initial Hotels will be made by a vote of a majority of the independent Trustees.


     The Company's share of any gain realized by the Partnership or a Subsidiary Partnership on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's or a Subsidiary Partnership's trade or business, however, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon the Company's ability to satisfy the income test for REIT status. See "FEDERAL INCOME TAX CONSIDERATIONS -- Income Tests" above.


                             AVAILABLE INFORMATION


     The Company has filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-2 ("Registration Statement") under the Securities Act with respect to the Shares. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits thereto on file with the SEC pursuant to the Securities Act and the rules and regulations of the SEC thereunder. The Registration Statement, including the exhibits thereto, may be inspected and copied at the public reference facilities maintained by the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the SEC's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained by mail at the prescribed rates from the Public Reference Room of the SEC at its principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.



     The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the locations described above. Copies of such materials can be obtained by mail from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Information regarding the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0300. In addition, certain of such materials can be inspected at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York. Further, the SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The address of such Web site is http://www.sec.gov.


     No person is authorized to give any information or to make any representations, other than those contained or incorporated by reference in this Prospectus, in connection with the offering of Shares described herein and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Selling Stockholder. This Prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the Shares by any person in any jurisdiction in which it is unlawful for such person to make such offer, solicitation or sale. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time subsequent to the date hereof.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The following documents, which have been previously filed by the Company with the SEC under the Exchange Act (File No. 1-7062), are incorporated herein by reference:



          1. Annual Report on Form 10-K for the year ended January 31, 1998, filed on May 18, 1998;



          2. Quarterly Report on Form 10-Q/A for the quarter ended April 30, 1998, filed on June 24, 1998;



          3. Current Report on Form 8-K dated February 17, 1998, as amended by Form 8-K/A filed on April 20, 1998;

          4. Current Report on Form 8-K dated March 16, 1998, as amended by Form 8-K/A filed on May 15, 1998, as further amended by Form 8-K/A filed on June 30, 1998;



          5. Current Report on Form 8-K dated May 14, 1998, as amended by Form 8-K/A filed on May 27, 1998;



          6. Current Report on Form 8-K dated June 24, 1998; and



          7. Current Report on Form 8-K dated September 2, 1998.


     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

     Any statement contained herein, or in any document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


     The Company will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Company at 1750 Huntington Building, 925 Euclid Avenue, Cleveland, Ohio 44115, Attention: Investor Relations; (216) 622-0046.


                           FORWARD-LOOKING STATEMENTS

     Certain statements in this Prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company intends that such forward-looking statements be subject to the safe harbors created by such Acts. Those forward-looking statements include statements regarding the intent, belief or current expectations of the Company, its Trustees or its officers in respect of
(i) the declaration or payment of dividends; (ii) the leasing, management or operation of the Hotels; (iii) the adequacy of reserves for renovation and refurbishment; (iv) the Company's financing plans; (v) the Company's position regarding investments, acquisitions, financings, conflicts of interest and other matters; (vi) the Company's continued qualification as a REIT; and (vii) trends affecting the Company's or any Hotel's financial condition or results of operations. The words and phrases "looking ahead", "we are confident", "should be", "will be", "predicted", "believe", "expect", "anticipate" and similar expressions identify forward-looking statements.


     These forward-looking statements reflect the Company's current views in respect of future events and financial performance, but are subject to many uncertainties and factors relating to the operations and business environment of the Hotels which may cause the actual results of the Company to differ materially from any future results expressed or implied by such forward-looking statements. Examples of such uncertainties include, but are not limited to: fluctuations in hotel occupancy rates; changes in room rental rates which may be charged by the Lessee in response to market rental rate changes or otherwise; interest rate fluctuations; changes in Federal income tax laws and regulations; competition; any changes in the Company's financial condition or operating results due to acquisitions or dispositions of hotel properties; real estate and hospitality market conditions; and local or national economic and business conditions, including, without limitation, conditions which may affect public securities markets generally, the hospitality industry, or the markets in which the Company operates or will operate. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Pursuant to Section 21E(b)(2)(E) of the Exchange Act, the qualifications set forth hereinabove are inapplicable to any forward-looking statements in this Prospectus relating to the operations of the Partnership.

                                 LEGAL MATTERS

     The validity of the Shares will be passed upon for the Company by Thompson Hine & Flory LLP, Cleveland, Ohio. In addition, the description of federal income tax consequences contained in the Prospectus under the caption "FEDERAL INCOME TAX CONSIDERATIONS" is based upon the opinion of Thompson Hine & Flory LLP.

                                    EXPERTS


     The audited Consolidated Financial Statements and schedule of Realty ReFund Trust included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein upon the authority of said firm as experts in giving said reports.



     The audited Combined Financial Statements of InnSuites Hotels System included in this Prospectus and elsewhere in the Registration Statement have been audited by Michael Maastricht, C.P.A., independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein upon the authority of said firm as experts in giving said reports.


     Any financial statements and schedules hereafter filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and incorporated by reference in the registration statement, of which this Prospectus is a part, that have been examined and are the subject of a report by independent accountants will be so incorporated by reference in reliance upon such reports given and upon the authority of such firms as experts in accounting and auditing to the extent covered by consents filed with the SEC.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To InnSuites Innternational Hotels, Inc.:



     We have audited the accompanying combined balance sheets of the InnSuites Hotels System as defined in Note 1 to the combined financial statements, as of December 31, 1996 and 1997 and January 30, 1998, and the related combined statements of operations, equity and cash flows for each of the three years in the period ended December 31, 1997 and the thirty days ended January 30, 1998. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of the InnSuites Hotels System as of December 31, 1996 and 1997 and January 30, 1998, and the combined results of their operations, equity, and cash flows for each of the three years in the period ended December 31, 1997 and the thirty days ended January 30, 1998, in conformity with generally accepted accounting principles.



                                          MICHAEL MAASTRICHT, CPA



February 19, 1998


Phoenix, Arizona

                                INNSUITES HOTELS



                            COMBINED BALANCE SHEETS



                                                             DECEMBER 31,
                                                      --------------------------    JANUARY 30,
                                                         1996           1997           1998
                                                      -----------    -----------    -----------
                                            ASSETS
INVESTMENT IN HOTEL PROPERTIES, at cost:
  Land..............................................  $ 3,439,738    $ 3,439,738    $ 3,439,738
  Buildings and improvements........................   24,831,670     24,831,670     24,831,670
  Furniture and equipment...........................    9,175,834     10,845,586     10,958,829
                                                      -----------    -----------    -----------
                                                       37,447,242     39,116,994     39,230,237
  Less- Accumulated depreciation....................   10,958,581     12,184,479     12,322,787
                                                      -----------    -----------    -----------
  Net investment in hotel properties................   26,488,661     26,932,515     26,907,450
CASH AND CASH EQUIVALENTS...........................      628,797        129,871        322,095
ACCOUNTS RECEIVABLE.................................      344,882        571,301        591,869
INVENTORIES.........................................      347,252        415,575        397,807
OTHER ASSETS........................................      638,265        295,440        121,691
CASH HELD IN ESCROW.................................      253,056        296,099        297,811
DEFERRED EXPENSES, net..............................      513,610        252,430        248,227
                                                      -----------    -----------    -----------
                                                      $29,214,523    $28,893,231    $28,886,950
                                                      ===========    ===========    ===========

                                LIABILITIES AND COMBINED EQUITY
MORTGAGE NOTES PAYABLE..............................  $16,405,945    $17,776,627    $17,709,589
ACCOUNTS PAYABLE:
  Trade.............................................      357,089        678,637        621,073
  Affiliates........................................      582,145      1,260,601      1,699,601
  Bank overdrafts...................................      149,372        121,052        409,196
PARTNERS' CAPITAL PURCHASES PAYABLE.................           --        275,366        218,063
LINES OF CREDIT.....................................      100,000        131,000        155,000
CAPITAL LEASE OBLIGATION............................       71,707         22,437         20,226
LAND LEASE PAYABLE..................................       75,842         80,441         88,286
ACCRUED EXPENSES AND OTHER LIABILITIES..............      418,596        867,267      1,622,317
PARTICIPATION INVESTORS CONTINGENT LIABILITY........    2,646,627      2,646,627      2,646,627
                                                      -----------    -----------    -----------
                                                       20,807,323     23,860,055     25,189,978
COMMITMENTS AND CONTINGENCIES
COMBINED EQUITY:
  General Partners'.................................       56,032        (43,823)      (113,338)
  Limited Partners'.................................    8,049,434      7,337,403      6,276,374
  Corporate.........................................      301,734     (2,260,404)    (2,466,064)
                                                      -----------    -----------    -----------
                                                        8,407,200      5,033,176      3,696,972
                                                      -----------    -----------    -----------
                                                      $29,214,523    $28,893,231    $28,886,950
                                                      ===========    ===========    ===========



    The accompanying notes are an integral part of these combined financial statements.

                                INNSUITES HOTELS



                       COMBINED STATEMENTS OF OPERATIONS



                                                        DECEMBER 31,                   JANUARY 30,
                                            1995            1996           1997           1998
                                         -----------    ------------    -----------    -----------
REVENUES FROM HOTEL OPERATIONS:
  Room revenue.........................  $15,366,788    $17,613,618     $18,800,566    $1,833,441
  Food and beverage revenue............      130,708        197,064         519,440        61,623
  Other revenue........................      445,761        513,143         591,135        60,999
                                         -----------    -----------     -----------    ----------
  Total revenues.......................   15,943,257     18,323,825      19,911,141     1,956,063
EXPENSES:
  Departmental expenses:
     Rooms.............................    4,193,048      4,629,652       4,915,019       667,892
     Food and beverage.................      349,981        487,367         921,514        84,590
  General and administrative...........    3,134,257      3,500,161       4,470,820     1,393,290
  Advertising and promotion............      706,372        724,887         870,732        76,619
  Utilities............................      765,721        894,121         933,994        90,416
  Repairs and maintenance..............    1,938,523      2,621,472       2,473,074       233,804
  Real estate, personal property taxes,
     and insurance.....................      656,544        876,816         911,870        79,518
  Interest expense.....................    1,990,762      1,569,850       1,853,800       137,580
  Depreciation.........................    1,058,931      1,147,326       1,225,898       110,155
  Other -- land lease..................           --             --              --        13,678
                                         -----------    -----------     -----------    ----------
  Total expenses.......................   14,794,139     16,451,652      18,576,721     2,887,542
Income before extraordinary items......    1,149,118      1,872,173       1,334,420      (931,479)
EXTRAORDINARY ITEMS
  Gain on early extinguishment of
     debt..............................    6,465,305        307,000              --            --
                                         -----------    -----------     -----------    ----------
NET INCOME.............................  $ 7,614,423    $ 2,179,173     $ 1,334,420    $ (931,479)
                                         ===========    ===========     ===========    ==========



    The accompanying notes are an integral part of these combined financial statements.

                                INNSUITES HOTELS



                       COMBINED STATEMENTS OF CASH FLOWS



                                                         DECEMBER 31,                   JANUARY 30,
                                             1995            1996           1997           1998
                                          -----------    ------------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income............................  $ 7,614,424    $ 2,179,173     $ 1,334,420     $(931,479)
  Adjustments to reconcile net income to
     net cash provided by operating
     activities:
     Depreciation and amortization......    1,084,325      1,175,804       1,264,424       114,361
     Gain on early extinguishment of
       debt.............................   (6,465,305)      (307,000)             --            --
  (Increase) decrease in:
     Accounts receivable................         (113)        56,431        (226,419)      (20,568)
     Inventories........................      (53,014)       (17,610)        (68,323)       17,768
     Cash held in escrow................           --             --         (30,039)       (1,712)
     Other assets.......................     (376,921)      (231,090)        581,474       173,749
  Increase (decrease) in:
     Accounts payable...................     (191,596)        38,764         321,975       (57,564)
     Bank overdraft.....................           --             --              --       288,144
     Accrued expenses...................      496,240       (251,944)        737,618       791,045
                                          -----------    -----------     -----------     ---------
     Net cash provided by operating
       activities.......................    2,108,040      2,642,528       3,915,130       373,744
CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of furniture, fixtures,
       and equipment....................     (406,289)      (753,741)       (281,998)     (113,243)
     Acquisition of land, building and
       equipment........................           --     (1,250,000)        (79,707)           --
     Guest room remodeling..............           --             --        (565,471)           --
     Capitalization of partners'
       capital..........................           --             --        (742,576)           --
                                          -----------    -----------     -----------     ---------
     Net cash used by investing
       activities.......................     (406,289)    (2,003,741)     (1,669,752)     (113,243)
CASH FLOWS FROM FINANCING ACTIVITIES
     Payment of mortgage notes
       payable..........................   (2,185,926)    (1,612,687)       (636,524)      (60,147)
     Refinancing of mortgage notes
       payable..........................           --             --      (5,017,226)           --
     Increase in loans from
       affiliates.......................      (91,500)       587,853        (115,000)      439,000
     Increase in loans to affiliates....           --        (87,500)        793,456            --
     Increase of mortgage notes
       payable..........................           --        990,000       7,000,000            --
     Increase in bank overdrafts........           --             --              --            --
     Partners' contributions............      266,000             --              --            --
     Purchases of partners' capital.....           --             --         157,907       (57,303)
     Distributions......................     (120,000)      (969,375)     (4,866,351)           --
     Distribution of REIT shares........           --             --              --      (404,725)
     Lines of credit....................           --             --          (6,728)       24,000
     Loan fees..........................     (139,279)      (251,711)        (29,000)           --
     Other..............................      275,584        (31,715)             --            --
     Capital lease obligations..........      103,742                        (24,838)       (9,102)
     Capitalization of common stock.....           --        200,000              --            --
                                          -----------    -----------     -----------     ---------
     Net cash (used) by financing
       activities.......................   (1,891,379)    (1,175,135)     (2,744,304)      (68,277)
NET CHANGE IN CASH AND CASH
  EQUIVALENTS...........................     (189,628)      (536,348)       (498,926)      192,224
CASH AND CASH EQUIVALENTS AT BEGINNING
  OF YEAR...............................    1,354,773      1,165,145         628,797       129,871
                                          -----------    -----------     -----------     ---------
CASH AND CASH EQUIVALENTS AT END OF
  YEAR..................................  $ 1,165,145    $   628,797     $   129,871     $ 322,095
                                          ===========    ===========     ===========     =========



    The accompanying notes are an integral part of these combined financial statements.

                                INNSUITES HOTELS



                         COMBINED STATEMENTS OF EQUITY



                                 GENERAL      LIMITED
                                PARTNERS'    PARTNERS'      COMMON      RETAINED       COMBINED
                                 CAPITAL      CAPITAL      STOCK(1)     EARNINGS        EQUITY
                                ---------    ----------    --------    -----------    -----------
BALANCE, December 31, 1995....  $  (2,525)   $6,766,832    $  5,000    $    58,095    $ 6,827,402
NET INCOME....................    107,025     2,033,509          --         38,639      2,179,173
CONTRIBUTIONS.................         --       170,000          --             --        170,000
ISSUANCE OF COMMON STOCK......         --            --     200,000             --        200,000
DISTRIBUTIONS.................    (48,468)     (920,907)         --             --       (969,375)
                                ---------    ----------    --------    -----------    -----------
BALANCE, December 31, 1996....     56,032     8,049,434     205,000         96,734      8,407,200
NET INCOME....................    117,283     1,829,275          --       (612,138)     1,334,420
DISTRIBUTIONS.................   (217,138)   (2,699,213)         --     (1,950,000)    (4,866,351)
PARTNERS' CAPITAL PURCHASES...         --       157,907          --             --        157,907
                                ---------    ----------    --------    -----------    -----------
BALANCE, December 31, 1997....    (43,823)    7,337,403     205,000     (2,465,404)     5,033,176
NET INCOME....................    (46,304)     (722,215)         --       (162,960)      (931,479)
DISTRIBUTIONS.................    (23,211)     (338,814)         --        (42,700)      (404,725)
                                ---------    ----------    --------    -----------    -----------
BALANCE, January 30, 1998.....  $(113,338)   $6,276,374    $205,000    $(2,671,064)   $ 3,696,972
                                =========    ==========    ========    ===========    ===========



---------------


(1) Hulsey Hotels Corporation -- Common stock, no par value, 1,000,000 shares authorized, 1,000,000 issued and outstanding



(1) Buenaventura Properties, Inc. -- Common stock, no par value, 10,000,000 shares authorized, 1,000,000 issued and outstanding



    The accompanying notes are an integral part of these combined financial statements.

                            INNSUITES HOTELS SYSTEM



                     NOTES TO COMBINED FINANCIAL STATEMENTS



1.  BASIS OF PRESENTATION:



     The InnSuites Hotels System consists of the following full-service hotels:



                                                                               NUMBER OF
PROPERTY NAME                                                LOCATION           SUITES
-------------                                                --------          ---------
InnSuites Phoenix Best Western ("Phoenix")............   Phoenix, Arizona         123
InnSuites Tempe/Airport ("Tempe").....................    Tempe, Arizona          170
InnSuites Tucson Best Western ("Tucson")..............    Tucson, Arizona         159
InnSuites Yuma Best Western ("Yuma")..................     Yuma, Arizona          166
Holiday Inn Airport InnSuites Ontario ("Ontario").....  Ontario, California       150
InnSuites Flagstaff Grand Canyon ("Flagstaff")........  Flagstaff, Arizona        134
InnSuites Scottsdale ("Scottsdale")...................  Scottsdale, Arizona       134



     InnSuites International Hotels, Inc., ("InnSuites") and its affiliates, officers and employees were involved in the development of each of the above hotels, except Flagstaff which was purchased January 1, 1996, and have managed all of the InnSuites Hotels since their respective inceptions. The hotels with two exceptions, are owned by partnerships ("InnSuites Partnerships") in which the shareholders of InnSuites and certain officers of InnSuites (collectively, InnSuites Affiliates) have significant direct and indirect ownership interests. Flagstaff and Scottsdale are owned by corporations controlled by principals of InnSuites. The partnerships and corporations are referred to collectively as the InnSuites System Entities.



     As of December 31, 1997, the InnSuites System Entities are owned as follows:



                                                                ENTITY INTEREST
                                                              -------------------
                                                              INNSUITES     THIRD
                                                              AFFILIATES    PARTY
                                                              ----------    -----
InnSuites Phoenix Best Western..............................      96%         4%
InnSuites Tempe/Airport.....................................      46%        54%
InnSuites Tucson Best Western...............................      28%        72%
InnSuites Yuma Best Western.................................      33%        67%
Holiday Inn Airport InnSuites Ontario.......................     100%         0%
InnSuites Flagstaff Grand Canyon............................     100%         0%
InnSuites Scottsdale........................................     100%         0%



     Realty ReFund Trust is an unincorporated Ohio real estate investment trust ("REIT") which agreed to acquire equity interests in existing hotel properties on January 31, 1998 and to consider selectively the purchase or development of additional hotels. The REIT acquired the general partnership interest, representing a 13.6% equity interest in RRF Limited Partnership, a Delaware limited partnership (the Partnership), as of January 31, 1998. The partners and shareholders of the entities owning the InnSuites Hotels contributed their respective partnership and corporate interests to the Partnership, or a subsidiary of the REIT in exchange for cash, partnership interests or REIT stock on January 31, 1998. All of the InnSuites Hotels will be leased to Realty Hotel Lessee Corporation (the InnSuites Lessee) pursuant to operating leases which contain provisions for rent based on the revenues of the InnSuites Hotels. The Lessee is an affiliate of InnSuites.



     Management believes that these combined financial statements result in a more meaningful presentation of the InnSuites Hotel System businesses acquired by the Partnership or REIT and thus appropriately reflect the historical financial position and results of operations of the predecessor of the Lessee. All significant intercompany balances and transactions have been eliminated.

                            INNSUITES HOTELS SYSTEM

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:



  Accounting Periods



     For annual reporting purposes, all of the InnSuites System Entities have been included in the accompanying combined financial statements based on a December 31 year-end.



  Hotel Properties



     Hotel properties are stated at cost. Depreciation is computed using primarily the straight-line method based upon estimated useful lives, 40 years for buildings and improvements, 7 years for furniture and equipment.



     The partners and management of the InnSuites System Entities review the hotel properties for impairment when events or changes in circumstances indicate the carrying amounts of the hotel properties may not be recoverable. When such conditions exist, management estimates the future cash flows from operations and disposition of the hotel properties. If the estimated undiscounted future cash flows from operations and disposition of the hotel properties are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property's estimated fair market value would be recorded and an impairment loss would be recognized. No such impairment losses have been recognized.



  Deferred Expenses



     Deferred expenses consist principally of deferred loan costs. Deferred loan costs are amortized over the terms of the related loan agreements. The amortization of deferred loan costs of $51,377, $42,187, and $37,925, and $4,203 for the years ended December 31, 1995, 1996, and 1997, and the month ended January 30, 1998 is included in interest expense in the accompanying combined statements of operations. Accumulated amortization of deferred expenses was $385,651 and $258,673 at December 31, 1996 and 1997, respectively, and $262,876 at January 30, 1998.



  Concentration of Credit Risk



     Financial instruments which potentially subject the InnSuites System Entities to credit risk consist primarily of trade receivables. Credit evaluations of guest's accounts are performed regularly. The receivables are unsecured.



  Revenue Recognition



     Revenue is recognized as earned. Ongoing credit evaluations are performed and credit losses are charged off when deemed to be uncollectible. Such losses have been minimal and within management's expectations.



  Income Taxes



     The InnSuites Partnerships, Scottsdale and Flagstaff (S-Corporations in
1997) are not subject to federal or state income taxes; however, they must file informational income tax returns and the partners and stockholders must take income or loss of the InnSuites Partnerships and S-Corporations into consideration when filing their respective tax returns. Flagstaff, was a C-Corporation in 1996, and had no income tax liability for that year.



  Management's Use of Estimates in the Preparation of Financial Statements



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            INNSUITES HOTELS SYSTEM

  Maintenance and Repairs



     Maintenance and repairs are charged to operations as incurred; major renewals and betterments are capitalized. The hotel properties have scheduled guest room refurbishing programs, the cost of which is expensed as incurred. Upon the sale or disposition of a fixed asset, the asset and related accumulated depreciation are removed from the accounts, and the gain or loss is included in the determination of net income or loss.



  Advertising and Promotion



     The Innsuites System Entities expense the cost of advertising and promotion as incurred which approximates the time such advertising takes place. There are no capitalized advertising costs.



  Cash and Cash Equivalents



     All highly liquid investments with an original maturity date of three months or less when purchased are considered to be cash equivalents. Management believes that the fair value of cash equivalents approximates carrying value due to the relatively short maturity of these instruments.



  Inventories



     Inventories consisting primarily of linen, food, and beverages and gift store merchandise are stated at the lower of first-in, first-out cost or market.



  Cash Held in Escrow



     Cash held in escrow consists of amounts for real estate taxes and property insurance remitted to the lenders which hold the mortgages on the hotel properties and amounts deposited for the replacement of hotel real and personal property pursuant to the terms of certain mortgage and franchise agreements.

                            INNSUITES HOTELS SYSTEM

3.  MORTGAGE NOTES PAYABLE:



     Mortgage notes payable consisted of the following:



                                                              DECEMBER 31,
                                                        -------------------------    JANUARY 30,
                                                           1996           1997          1998
                                                        -----------    ----------    -----------
Mortgage note payable to a bank in aggregate monthly
  installments of principal and interest of $38,436 at
  rate of 8.5%; the unpaid principal matures with a
  balloon payment due in March 2007; collateralized by
  real and personal property having a net book value
  of $2,766,938 at December 31,1997. .................   $3,152,590     2,947,434     2,929,875
Mortgage note payable to a bank in aggregate
  installments of principal and interest of $27,572 at
  a rate of 8.5%; the unpaid principal is due January
  2006; collateralized by real and personal property
  having a net book value of $3,816,504 at December
  31, 1997. ..........................................    2,711,786     2,607,412     2,598,308
Mortgage note payable to a finance company in
  aggregate monthly installments of principal and
  interest of $41,168 at a rate of 9.25%; the unpaid
  principal is due August 2011; collateralized by real
  and personal property having a net book value of
  $3,094,443 at December 31, 1997. ...................    3,958,182     3,824,738     3,812,963
Mortgage note payable to a bank in aggregate monthly
  installments of principal and interest of $33,581 at
  a rate of 8.75%; the unpaid principal due March
  2011, collateralized by real and personal property
  having a net book value of $6,834,154 at December
  31, 1997; requires an escrow reserve of 4% of
  revenues for the replacement or refurbishing of
  furniture, fixtures and equipment. .................    3,739,308     3,653,520     3,646,629
Mortgage note payable to a bank in aggregate monthly
  installments of principal and interest of $12,919 at
  a rate of 9.75%; the unpaid principal due June 2001;
  collateralized by real and personal property having
  a net book value of $2,122,233 at December 31,
  1997. ..............................................      956,612       891,983       886,524
Mortgage note payable to a finance company in
  aggregate monthly installments of principal of
  $45,701 plus interest at a rate of 9%; the unpaid
  principal due February 1998; collateralized by real
  and personal property having a net book value of
  $1,920,889 at December 31, 1997. ...................    1,887,467     3,851,540     3,835,290
                                                        -----------    ----------    ----------
                                                        $16,405,945    17,776,627    17,709,589
                                                        ===========    ==========    ==========



     Aggregate scheduled annual principal payments for the above mortgage notes payable at December 31, 1997 are as follows:



  YEAR                                                      AMOUNT
  ----------------------------------------------------    -----------
  1998................................................    $ 4,504,838
  1999................................................        723,492
  2000................................................        779,853
  2001................................................      1,321,003
  2002................................................        799,639
  Thereafter..........................................      9,647,802
                                                          -----------
                                                          $17,776,627
                                                          ===========

                            INNSUITES HOTELS SYSTEM

  Debt Extinguishment



     In 1995 Tempe and Ontario realized net extraordinary gains of $5,994,473 on early extinguishment of debt and Scottsdale realized an extraordinary gain related to the forgiveness of principal on debt of $470,832 due to a related party. In 1996 Flagstaff refinanced its existing mortgage indebtedness, realizing a net extraordinary gain of $112,780 and an extraordinary gain related to the forgiveness of debt of $194,220 due to a related party.



4.  RELATED PARTY TRANSACTIONS:



     A substantial portion of the hotels' management functions are performed by two InnSuites management companies for a fee computed as specified in each hotel's management agreement. The management fee is based on a percentage of hotel revenues of 4.5%.



     In addition, InnSuites has trademark license agreements with the hotels, excluding Ontario which operates under licensing with Holiday Inns, for which the fees are .5% of revenues. InnSuites also operates an advertising trust to which the hotels contribute 1% of revenues, 1.9% for a portion of 1995. Certain properties paid different rates or no fees during certain periods. All agreements expire in 2000. The payable to affiliates represents amounts due primarily for working capital advances. There are no terms or covenants connected with the advances.



     The InnSuites System Entities paid fees to InnSuites affiliates for various services as follows:



                                                    DECEMBER 31,
                                           ------------------------------    JANUARY 30,
                                             1995       1996       1997         1998
                                           --------    -------    -------    -----------
Management fees
  (4.5% of total revenues)...............  $611,421    840,518    902,938      90,051
Trademark license fees
  (0.5% of total revenues)...............    66,246     80,596     81,935       9,785
Advertising trust fees
  (1% of total revenues).................   232,023    189,231    201,296      16,594



5.  CHANGES IN OWNERSHIP:



     On January 1, 1996 the principals of InnSuites became sole shareholders of Hulsey Hotels Corporation (Flagstaff) and purchased the hotel from a sole-proprietorship for the assumption of $200,000 of outstanding debt, certain other considerations plus the outstanding mortgage indebtedness. The property was refinanced on June 19, 1996 in the amount of $1,004,000.



     The purchase accounting adjustment recorded was an aggregate increase in the carrying value of the investments in hotel property was as follows:



Land, buildings and improvements............................  $1,050,000
Furniture and equipment.....................................     200,000
                                                              ----------
                                                              $1,250,000
                                                              ==========



6.  COMMITMENTS AND CONTINGENCIES:



  Claims and Legal Matters



     Certain of the hotels are involved in claims and legal matters incidental to their business. In the opinion of management, the ultimate resolution of these matters will not have a material impact on the financial position or the results of operations of the hotels.

                            INNSUITES HOTELS SYSTEM

  Trademark License Agreements



     Under the terms of hotel trademark license agreements, annual payments for trademark royalties and reservation and advertising services are due from the hotels. Fees are computed based upon a percentage of total revenues. At December 31, 1997, the trademark license royalty fees are payable by the hotels at .5% of revenues to InnSuites affiliates while the fees for advertising services are 1% of revenues. The franchise agreements expire in 2000. The Best Western and Holiday Inn hotels have additional franchise agreements in which fees are charged on a per room basis and generally approximate 3% of revenues for Best Western and 9% for Holiday Inn.



  Other



     The land on which the Tucson Hotel is located is leased under an operating lease agreement expiring in 2010 which can be extended to 2051. The lease requires minimum annual rentals of $70,000 for 1997-2000, $75,000 through 2002, plus percentage rentals based on hotel revenues. Tucson is responsible for all taxes, insurance and maintenance on the property. Rental expense charged to operations for the land lease were as follows:



                                              YEAR ENDED DECEMBER 31,
                                           ------------------------------    JANUARY 30,
                                             1995       1996       1997         1998
                                           --------    -------    -------    -----------
Minimum rent.............................  $ 60,000     70,000     70,000       5,833
Percentage rent..........................    70,689     74,632     80,437       7,845
                                           --------    -------    -------      ------
                                           $130,689    144,632    150,437      13,678
                                           ========    =======    =======      ======



7.  FAIR VALUE OF FINANCIAL INSTRUMENTS:



     Statement of Financial Accounting Standards No. 107 requires disclosure about fair value for all financial instruments, whether or not recognized for financial statement purposes. Disclosure about fair value of financial instruments is based on pertinent information available to management as of December 31, 1997 and January 30, 1998. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts which could be realized on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.



  Long-Term Debt



     Management estimates that the fair values of mortgage and other long-term debt approximate carrying values based upon the hotels' effective borrowing rate for issuance of debt with similar terms and remaining maturities.



8.  PARTICIPATION INVESTORS CONTINGENT LIABILITY:



     For the Ontario property, participation investors rights to repayment were converted to the right to receive forty-five percent of the profits from any future sale of the hotel property, over a fixed base amount of approximately $4,100,000, after payment of all outstanding liabilities. The contingent liability approximates the participants original investment plus certain accrued interest and management's estimate of the potential liability upon a future sale of the hotel property. The balance consists of the original $1,950,000 of loan participation units subscribed to by investors, plus $745,035 of accrued but unpaid interest during the construction period, as defined. During 1996 the Partnership purchased units from participation investors for $48,408.

                            INNSUITES HOTELS SYSTEM

9.  LINES OF CREDIT:



     Flagstaff, Scottsdale, Ontario and Tucson each carried an unsecured line of credit of $50,000 at December 31, 1997. Interest rates are 10% to 10.25%; and due dates are March 1 to April 30, 1998. The lines of credit are guaranteed by a principal of InnSuites.



10.  CAPITAL LEASE OBLIGATION:



     Ontario owns equipment under a capital lease arrangement for $39,752. The lease liability carries interest at a rate of 10.5% and is payable through October 1999 with monthly payments of $1,433. Future payments required by the lease as of December 31, 1997 follow:



1998.......................................................   14,438
1999.......................................................    7,999
                                                             -------
                                                             $22,437
                                                             =======



11.  PARTNERS' CAPITAL PURCHASES PAYABLE:



     Certain partners of entities owning the InnSuites Hotels are redeeming their interests for cash in lieu of exchanging their interests for partnership interests or REIT stock. Three properties purchased such interests effective January 1, 1997 aggregating $584,669. The purchases are payable monthly through December 1998.



12.  PREACQUISITION COSTS:



     On January 31, 1998 the InnSuites System Entities were acquired by RRF Limited Partnership, the general partner of which is Realty ReFund Trust, an unincorporated Ohio real estate investment trust ("REIT"). In accordance with the acquisition agreements the InnSuites System Entities are bearing certain preacquisition costs, primarily professional fees, which will not be reimbursed by the REIT and will not be a part of the purchase price. These costs of $445,414 in 1997 and $651,198 in January 1998 are expensed and included in professional services. As part of the acquisition, the InnSuites System Entities purchased for $950,000 certain shares from the REIT's prior owners. It then distributed $404,725 in shares to the partners of RRF Limited Partnership and $545,275 in shares to certain employees which is included in wages and salaries.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders and Trustees,


Realty ReFund Trust:



     We have audited the accompanying consolidated balance sheets of Realty ReFund Trust (an Ohio unincorporated business trust) and subsidiaries as of January 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1998. These financial statements and the schedule referred to below are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.



     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Realty ReFund Trust as of January 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1998 in conformity with generally accepted accounting principles.



     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in Item 14(a)1. of this Form 10-K is the responsibility of the Trust's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



                                          ARTHUR ANDERSEN LLP



Cleveland, Ohio,


May 13, 1998.

                              REALTY REFUND TRUST



                          CONSOLIDATED BALANCE SHEETS


                           JANUARY 31, 1998 AND 1997



                                                                 1998           1997
                                                              -----------    ----------
                                        ASSETS
INVESTMENTS IN HOTEL PROPERTIES, net........................  $41,241,241    $       --
CASH AND CASH EQUIVALENTS...................................    2,378,398       531,997
INTEREST RECEIVABLE AND OTHER ASSETS........................           --       285,004
REAL ESTATE HELD FOR SALE, net of $4,085,000 valuation
  allowance.................................................           --     5,599,122
                                                              -----------    ----------
TOTAL ASSETS................................................  $43,619,639    $6,416,123
                                                              ===========    ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
MORTGAGE NOTES PAYABLE......................................  $17,709,589    $       --
NOTES PAYABLE TO BANKS......................................      155,000            --
OTHER NOTES PAYABLE.........................................    2,864,690            --
ADVANCES PAYABLE TO RELATED PARTIES.........................    1,699,601     2,300,000
DUE TO LESSEE...............................................      944,234            --
ACCOUNTS PAYABLE AND ACCRUED EXPENSES.......................      572,031       864,903
MINORITY INTEREST IN PARTNERSHIP............................   14,075,523            --
SHAREHOLDERS' EQUITY:
  Shares of beneficial interest without par value; unlimited authorization; 1,667,817 and 1,020,586 shares issued
     and outstanding in 1998 and 1997, respectively.........    5,598,971     3,251,220
                                                              -----------    ----------
                                                              $43,619,639    $6,416,123
                                                              ===========    ==========



  The accompanying notes to financial statements are an integral part of these balance sheets.

                              REALTY REFUND TRUST



                     CONSOLIDATED STATEMENTS OF OPERATIONS


              FOR THE YEARS ENDED JANUARY 31, 1998, 1997 AND 1996



                                                           1998          1997          1996
                                                        ----------    ----------    -----------
REVENUES:
  Interest income from loans receivable...............  $       --    $1,077,757    $ 2,199,600
  Interest income from loan receivable from related
     party............................................          --       560,139        932,605
  Rental revenue from real estate held for sale.......   1,367,366     2,277,610      2,297,801
  Interest income.....................................      54,613            --             --
                                                        ----------    ----------    -----------
                                                         1,421,979     3,915,506      5,430,006
                                                        ----------    ----------    -----------
EXPENSES:
  Provision for writedown of loan receivable from
     related party....................................          --       111,498      5,000,000
  Provision for writedown of real estate held for
     sale.............................................          --     1,085,000      3,000,000
  Loss on sale of real estate.........................      35,620            --             --
  Interest on loans underlying wrap-around
     mortgages........................................          --       150,184        617,123
  Interest on loan underlying wrap-around mortgage to
     related party....................................          --        89,223        209,872
  Interest on note payable to bank....................          --       381,368        717,550
  Interest on note payable to related party...........     118,082       332,308        427,445
  Fee to related party investment advisor.............          --       169,961        223,278
  Legal expense to related party......................      84,000        56,000         20,000
  Operating expenses of real estate held for sale.....   1,379,389     2,085,807      2,144,150
  Depreciation of building held for sale..............          --            --        264,873
  Amortization of tenant improvements and deferred
     leasing commissions..............................      21,724        43,080        192,719
  Other operating expenses............................     356,673       299,442        167,347
                                                        ----------    ----------    -----------
                                                         1,995,488     4,803,871     12,984,357
                                                        ----------    ----------    -----------
NET LOSS..............................................  $ (573,509)   $ (888,365)   $(7,554,351)
                                                        ==========    ==========    ===========
LOSS PER SHARE -- Basic and diluted...................  $     (.56)   $     (.87)   $     (7.40)
                                                        ==========    ==========    ===========
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING.........................................   1,022,359     1,020,586      1,020,586
CASH DIVIDENDS PER SHARE:
  Paid................................................  $      .15    $      .30    $       .40
  Declared............................................         .00           .10            .10
                                                        ----------    ----------    -----------
                                                        $      .15    $      .40    $       .50
                                                        ==========    ==========    ===========



  The accompanying notes to financial statements are an integral part of these statements.

                              REALTY REFUND TRUST



                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


              FOR THE YEARS ENDED JANUARY 31, 1998, 1997 AND 1996



                                                                  TOTAL
                                                              SHAREHOLDERS'
                                                                 EQUITY
                                                              -------------
BALANCE, JANUARY 31, 1995...................................   $12,714,542
  Net loss..................................................    (7,554,351)
  Cash dividends paid.......................................      (612,372)
                                                               -----------
BALANCE, JANUARY 31, 1996...................................     4,547,819
  Net loss..................................................      (888,365)
  Cash dividends paid.......................................      (408,234)
                                                               -----------
BALANCE, JANUARY 31, 1997...................................     3,251,220
  Issuance of shares........................................     3,074,348
  Net loss..................................................      (573,509)
  Cash dividends paid.......................................      (153,088)
                                                               -----------
BALANCE, JANUARY 31, 1998...................................   $ 5,598,971
                                                               ===========



  The accompanying notes to financial statements are an integral part of these statements.

                              REALTY REFUND TRUST



                     CONSOLIDATED STATEMENTS OF CASH FLOWS


              FOR THE YEARS ENDED JANUARY 31, 1998, 1997 AND 1996



                                                         1998           1997           1996
                                                      -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..........................................  $  (573,509)   $  (888,365)   $(7,554,351)
  Adjustments to reconcile net loss to net cash
     (used for) provided by operating activities --
       Provision for writedown of loan receivable
          from related party........................           --        111,498      5,000,000
       Provision for writedown of real estate held
          for sale..................................           --      1,085,000      3,000,000
       Depreciation of building held for sale.......           --             --        264,873
       Amortization of tenant improvements and
          deferred leasing commissions..............       21,724         43,080        192,719
       Amortization of deferred loan fees...........           --        (15,000)       (18,000)
       Decrease in interest receivable and other
          assets....................................      263,280        392,587        220,781
       Decrease in accounts payable and accrued
          expenses..................................     (676,274)      (600,158)       (45,767)
                                                      -----------    -----------    -----------
          Net cash (used for) provided by operating
            activities..............................     (964,779)       128,642      1,060,255
                                                      -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Principal collected on mortgage loans
     receivable.....................................           --     14,569,483     13,087,769
  Principal payments on mortgage loans payable......           --     (4,991,421)    (6,364,536)
  Payments for tenant and building improvements.....           --             --     (1,178,904)
  Payment of transaction costs......................     (334,854)            --             --
  Proceeds from sale of real estate, net............    5,599,122             --             --
  Purchase of fee interest in land..................           --       (287,758)            --
                                                      -----------    -----------    -----------
          Net cash provided by investing
            activities..............................    5,264,268      9,290,304      5,544,329
                                                      -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Bank borrowings...................................           --        625,000      2,550,000
  Bank repayments...................................           --     (6,920,000)    (8,065,000)
  Payment of cash dividends.........................     (153,088)      (408,234)      (612,372)
  Principal payments on note payable to related
     party..........................................   (2,300,000)    (2,200,000)      (500,000)
                                                      -----------    -----------    -----------
          Net cash used for financing activities....   (2,453,088)    (8,903,234)    (6,627,372)
                                                      -----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH.....................    1,846,401        515,712        (22,788)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR......      531,997         16,285         39,073
                                                      -----------    -----------    -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR............  $ 2,378,398    $   531,997    $    16,285
                                                      ===========    ===========    ===========



  The accompanying notes to financial statements are an integral part of these statements.

                              REALTY REFUND TRUST



                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                        JANUARY 31, 1998, 1997 AND 1996



1.  NATURE OF OPERATIONS AND BASIS OF PRESENTATION:



     Prior to fiscal 1998, Realty ReFund Trust (the Trust) specialized in mortgage financing as its investment vehicle, refinancing existing income-producing commercial, industrial and multi-unit residential real property by supplementing or replacing existing financing. The primary refinancing technique which the Trust employed was wrap-around mortgage lending, which is discussed in Note 2. As of January 31, 1997, the Trust's remaining real estate asset was a wholly owned commercial office building in Chicago, which was sold in September 1997.



     On January 31, 1998, the Trust contributed $2,081,000 to RRF Limited Partnership (the Partnership), a Delaware limited partnership, in exchange for a 13.6% general partnership interest therein. The Trust is the sole general partner of the Partnership. The Partnership issued limited partnership interests representing 86.4% of the Partnership to acquire six hotel properties from various entities. In addition, through a wholly-owned subsidiary, the Trust issued 647,231 shares of beneficial interest in exchange for all of the outstanding shares of Buenaventura Properties, Inc. (BPI), which owned a hotel located in Scottsdale, Arizona. The Scottsdale, Arizona hotel together with the six hotel properties acquired by the Partnership, are the Initial Hotels. The Initial Hotels are leased to Realty Hotel Lessee Corp. (the Lessee) pursuant to leases which contain provisions for rent based on revenues of the Initial Hotels (the Percentage Leases). Each Percentage Lease obligates the Lessee to pay rent equal to the greater of the minimum rent or a percentage rent based on the gross revenues of each hotel. The Lessee holds the franchise agreement for each hotel. The Lessee is owned 9.8% by InnSuites Innternational Hotels, Inc. an entity owned by James F. Wirth, Chairman, President and Chief Executive Officer of the Trust, (Wirth) and his spouse.



  Partnership Agreement



     Pursuant to the Partnership Agreement, the partners in five partnerships (the Exchanging Partners) exchanged their respective partnership interests for limited partnership interests in the Partnership. The corporation which owned a hotel property in Flagstaff, Arizona (one of the Initial Hotels) contributed the hotel to the Partnership in exchange for limited partnership interests therein. The Partnership Agreement provides for the issuance of two classes of limited partnership units, Class A and Class B. Such Classes are identical in all respects, except that each Class A limited partnership unit in the Partnership shall be convertible into a like number of shares of beneficial interest of the Trust, at any time at the option of the particular limited partner, if the Trust determines that such conversion would not cause the Trust to fail to qualify as a REIT. A total of 2,174,931 Class A limited partnership units were issued to the Exchanging Partners. Additionally, 299,622 Class A partnership units were reserved for issuance to those partners who did not accept the formation exchange offer. A total of 4,017,361 Class B limited partnership units were issued to Wirth and his affiliates, in lieu of the issuance of Class A limited partnership units. If all of the Class A limited partnership units were to be converted, the limited partners in the Partnership would hold 2,174,931 shares of beneficial interest of the Trust. The Class B limited partnership units may be converted at the discretion of the Board of Trustees provided that such conversion would not cause the Trust to fail to qualify as a REIT.



  Basis of Presentation



     As general partner, the Trust exercises unilateral control over the Partnership. Therefore, the financial statements of the Trust, its wholly-owned subsidiaries and the Partnership are consolidated. All significant intercompany transactions and balances have been eliminated.

                              REALTY REFUND TRUST

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:



  Investments in Hotel Properties



     Hotel properties are stated at cost and are depreciated using the straight-line method over estimated lives of 40 years for buildings and improvements and 7 years for furniture and equipment.



     In accounting for the acquisitions of the Initial Hotels discussed in Note 1, purchase accounting was applied. The historical carrying values of the assets and liabilities of BPI were adjusted to their respective fair market values based upon the aggregate fair market value of shares of beneficial interest issued to acquire the outstanding shares of BPI. The Trust's purchase of its 13.6% general partnership interest in the Partnership and the Partnership's acquisition of interests in the Initial Hotels other than BPI held by Exchanging Partners other than Wirth and his affiliates resulted in adjustments to the historical net carrying values of such hotel properties in amounts equal to 34% of the difference between the fair market values and the historical net carrying values of the respective hotel properties. The Partnership's acquisition of interests in the Initial Hotels other than BPI held by Wirth and his affiliates did not result in purchase accounting adjustments to historical net carrying values as such transactions were between entities under common control. The purchase price allocation resulting from the formation transactions remains preliminary as of January 31, 1998 pending final determination of assumed liabilities and allocation of cost among categories of investments in hotel properties.



     The Trust does not believe that there are any factors or circumstances indicating impairment of any of its investments in hotel properties at January 31, 1998.



     In the first quarter of fiscal 1997, the Trust adopted FAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Pursuant to this standard, long-lived assets to be disposed of are to be reported at the lower of carrying amount or fair value less incremental direct costs to sell. Long-lived assets to be disposed of shall not be depreciated while being held for disposal. The Trust's real estate held for sale was within the scope of FAS No. 121. As the Trust established a $3,000,000 valuation allowance at January 31, 1997 to reduce the carrying value of the real estate held for sale to its estimated net realizable value, adoption of FAS No. 121 did not have a material impact on the Trust's financial position or results of operations except that no depreciation expense was recorded on the real estate held for sale during fiscal 1998 and 1997. Accumulated depreciation and amortization of the real estate held for sale at January 31, 1996 was $793,000.



  Interest Receivable and Other Assets



     Included in interest receivable and other assets at January 31, 1997 were deferred leasing commissions related to the Chicago office building of $312,000, which were being amortized on a straight-line basis over the related lease terms. Accumulated amortization of such deferred costs at January 31, 1997 was $74,000.



  Investments in Wrap-Around Mortgages and Related Underlying Loans



     In a wrap-around mortgage structure, the principal amount secured by the mortgage note held by the Trust was equal to the outstanding balance under the prior mortgage loan plus the amount of funds advanced by the Trust. The notes held by the Trust were subordinate to the underlying prior indebtedness. The Trust agreed with the borrower to make principal and interest payments to the holder of the existing prior mortgage, but only to the extent scheduled payments were received from the borrower and no other default existed. Generally, the Trust had the right to pay off the prior indebtedness and succeed to its priority.



     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (FAS) No. 114, "Accounting by Creditors for Impairment of a Loan." This standard allows a creditor to measure the impairment of a loan based on the fair value of the collateral if a loan is collateral dependent. FAS No. 118 "Accounting by Creditors for Impairment of a
Loan -- Income Recognition and Disclosures," issued in October 1994, amended FAS No. 114 to allow a creditor to use existing methods for recognizing interest income

                              REALTY REFUND TRUST
on impaired loans. The Trust adopted the provisions of FAS Nos. 114 and 118 in fiscal 1996. See Note 4 for a discussion of the impairment of the Trust's loan on the Toledo, Ohio property.



  Dividends/Distributions



     The Trust expects to pays dividends which will be dependant upon the receipt of distributions from the Partnership.



  Revenue Recognition



     The Trust recognizes lease revenue on a accrual basis over the terms of the respective Percentage Leases. No percentage rent was earned in fiscal 1998 from the Initial Hotels.



  Minority Interest



     Minority interest in the Partnership represents the limited partners' actual proportionate share of the equity in the Partnership. Income will be allocated to minority interest based on the weighted average limited partnership percentage ownership throughout the period.



  Fair Value of Financial Instruments



     For disclosure purposes, fair value is determined by using available market information and appropriate valuation methodologies. Cash and cash equivalents, due to their short maturities, are carried at amounts which reasonably approximate fair value.



     For mortgage notes payable, notes payable to banks, other note payables and advances to related parties, the fair value is estimated by discounting the future cash flows using the current rates which would be available for similar loans having the same remaining maturities.



  Earnings Per Share



     In February 1997, FAS No. 128, "Earnings per Share" was issued which eliminated the concept of common stock equivalents and replaces "primary" and "fully diluted" earnings per share with "basic" and "diluted" earnings per share. For all periods presented there were no dilutive securities.



     Basic earnings per share has been computed based on the weighted average number of shares outstanding during the periods. The calculation of basic earnings per share for 1998 was based upon 1,022,359 shares and in 1997 and 1996 was based upon 1,020,586 shares.



  Statements of Cash Flows



     The Trust considers all highly liquid short-term investments with original maturities of three months or less to be cash equivalents. Interest paid amounted to $118,000, $995,000 and $2,018,000 for fiscal years 1998, 1997 and
1996, respectively.



  Use of Estimates



     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



     In July 1995, the Trust established a valuation allowance of $5,000,000 on its investment in the Toledo, Ohio wrap-around mortgage loan. The loan was retired in fiscal 1997 and an additional loss of $111,000 was recorded.

                              REALTY REFUND TRUST

     In the fourth quarter of fiscal 1996, the Trust established a valuation allowance of $3,000,000 to writedown the Chicago real estate held for sale to its estimated net realizable value. The Trust recorded an additional valuation allowance of $1,085,000 at January 31, 1997 to further reduce the real estate held for sale to its estimated net realizable value. The building was sold during fiscal 1998.



3.  INVESTMENT IN HOTEL PROPERTIES:



     Investment in hotel properties as of January 31, 1998 consist of the following:



Land........................................................  $ 3,439,738
Building and improvements...................................   31,395,305
Furniture and equipment.....................................    6,406,198
                                                              -----------
                                                               41,241,241
Less-Accumulated depreciation...............................           --
                                                              -----------
                                                              $41,241,241
                                                              ===========



     The Initial Hotels are located in Arizona (6) and California (1) and are subject to Percentage Leases as described in Note 11.



4.  LOAN IMPAIRMENT:



     In July 1995, the Trust recorded a $5,000,000 loss provision on its investment in the Toledo, Ohio wrap-around mortgage loan. The owner of the property was pursuing, among other things, the sale of the property. As the Trust's loan was made on a nonrecourse basis, the Trust had written down its investment to reflect the estimated sale price of the property and the estimated net proceeds to be received by the Trust as repayment of its loan as of January 31, 1996.



     The commercial building that secured the loan was owned by a partnership of which a corporation owned by the former Chairman of the Trust was the general partner. The building was sold by the partnership in fiscal 1997. In connection with that sale, the Trust was released by the new owner from any claims or liabilities relating to that property, and the Trust released its rights to any obligations from the partnership. As a result, in the fourth quarter of fiscal 1997, the Trust recorded a $111,000 loss provision on the Toledo, Ohio loan based on its final actual net realized value.



5.  REAL ESTATE HELD FOR SALE:



     In July 1992, the Trust accepted title in lieu of foreclosure on a commercial building in Chicago, Illinois. At the time of title acceptance, the Trust recorded a provision to write down its investment to estimated net realizable value as it was the Trust's intention to sell the real estate. The carrying value of the investment increased as a result of considerable investment in building and tenant improvements.



     Based on both market conditions for similar commercial property in Chicago and the operating performance of the property, the Trust recorded a $3,000,000 provision in the fourth quarter of fiscal 1996 to reduce the carrying value of the property to its then estimated net realizable value. The amount of the writedown was based upon the Trust's best estimate at January 31, 1996 of the amount of net proceeds which would be realized upon sale of the real estate in the near term future.



     In the fourth quarter of fiscal 1997, the Trust entered into a contract to sell the Chicago building for $6,000,000. Accordingly, the Trust recorded an additional provision of $1,085,000 to reduce the carrying value of the real estate held for sale to its estimated net realizable value based upon a pending contract price and estimated costs associated with the potential sale.

                              REALTY REFUND TRUST

     In the third quarter of fiscal 1998, the Trust sold the Chicago building and received approximately $6,000,000 before consideration of closing and other costs related to the sale. A loss of approximately $36,000 was recorded as a result of the sale.



6.  MORTGAGE NOTES PAYABLE:



     At January 31, 1998, the Trust had mortgage notes payable outstanding with respect to six of the Initial Hotels. The mortgage notes payable have various repayment terms and have scheduled maturity dates ranging from fiscal 1999 to 2012. Interest rates on the mortgage notes range from 8.50% to 9.75%. The mortgage notes payable are guaranteed by Wirth and certain of his affiliates. The net book value of properties securing the mortgage notes payable at January 31, 1998 was $35,179,000.



     Scheduled minimum payments of mortgage notes payable as of January 31, 1998 are as follows:



YEAR                                                        AMOUNT
----                                                      -----------
1999....................................................  $ 4,496,000
2000....................................................      729,000
2001....................................................      785,000
2002....................................................    1,317,000
2003....................................................      781,000
Thereafter..............................................    9,602,000
                                                          -----------
                                                          $17,710,000
                                                          ===========



7.  NOTE PAYABLE TO BANKS:



     At January 31, 1998, the Trust had various lines of credit totaling $350,000 with outstanding balances totaling $155,000 at interest rates floating with the banks' respective reference rates plus 1.5% to 3.0%.



     Prior to January 31, 1997, the Trust had a separate bank credit facility. During fiscal 1997, the proceeds from the repayment of the Forth Worth, Texas loan were utilized, in part, to retire all outstanding borrowings under the Trust's bank credit agreement. Upon retirement of all outstanding borrowings thereunder, the Trust's former bank credit agreement expired.



     For the years ended January 31, 1997 and 1996, the average daily bank borrowings were $5,519,000 and $9,431,000, respectively, with a weighted average interest rate (actual interest expense divided by average daily borrowings) of 6.9% and 7.6%, respectively.



8.  OTHER NOTES PAYABLE:



     For one of the Initial Hotels, participation investors' rights to repayment were converted into the right to receive forty-five percent of the profits from any future sale of that hotel property, over a fixed base amount of approximately $4,100,000 and after payment of all outstanding liabilities. Other notes payable at January 31, 1998 includes a contingent liability of $2,647,000 which represents the participants' original investment plus certain accrued interest and management's estimate of the potential liability upon a future sale of the hotel property. The balance consists of the original $1,950,000 of loan participation units subscribed to by investors, plus $745,000 of accrued but unpaid interest during the construction period, as defined. During 1996 certain units were purchased from participation investors for $48,000.



     Prior to the formation transactions, certain partners of the partnerships that previously owned the Initial Hotels sold their interests therein in exchange for notes. These notes are payable over 2 years. At January 31, 1998 $218,000 principal amounts of such notes is outstanding.

                              REALTY REFUND TRUST

9.  ADVANCES PAYABLE TO RELATED PARTIES:



     Advances payable to related parties at January 31, 1998 consists of funds provided to fund working capital and capital improvement needs. The aggregate amount outstanding was approximately $1,700,000 as of January 31, 1998.



     In March 1993, the Trust sold a $5,000,000 secured note to the former Chairman of the Trust, at par. The note bore interest at the prime lending rate and had a stated maturity date of August 1994. The Trust exercised its option to extend the maturity of the note. Pursuant to the terms of the note, the Trust made scheduled principal payments of $500,000 for each of the years ended January 31, 1997 and 1996. In addition, $1,700,000 of the proceeds from the repayment of the Fort Worth, Texas loan was utilized to reduce the note. The remaining $2,300,000 of the note was retired with proceeds from the sale of the Chicago property.



10.  DESCRIPTION OF CAPITAL STOCK:



     Holders of the Trust's shares are entitled to receive dividends when, as and if declared by the Board of Directors of the Trust out of funds legally available therefor. The holders of shares, upon any liquidation, dissolution or winding-up of the Trust, are entitled to share ratably in any assets remaining after payment in full of all liabilities of the Trust. The shares possess ordinary voting rights, each share entitling the holder thereof to one vote. Holders of shares do not have cumulative voting rights in the election of directors and do not have preemptive rights.



11.  PERCENTAGE LEASE AGREEMENTS:



     The Percentage Leases have noncancellable terms which expire at various dates through May 31, 2007, subject to earlier termination on the occurrence of certain contingencies, as defined. The rent due under each Percentage Lease is the greater of minimum rent, as defined, or percentage rent. Percentage rent applicable to room and other hotel revenue varies by lease and is calculated by multiplying fixed percentages by the total amounts of such gross revenues in excess of specified threshold amounts. Both the minimum rent and the revenue thresholds used in computing percentage rents are subject to annual adjustments beginning January 1, 1999, based on increases in the United States Consumer Price Index. Percentage rent applicable to food and beverage revenues is calculated as 5% of such revenues over a minimum threshold.



     Future minimum rentals (ignoring CPI increases) to be received by the Trust from the Lessee pursuant to the Percentage Leases for each of the next five years and in total thereafter are as follows:



1999.......................................................  $ 5,850
2000.......................................................    5,850
2001.......................................................    5,850
2002.......................................................    5,850
2003.......................................................    5,850
Thereafter.................................................   25,347
                                                             -------
                                                             $54,597
                                                             =======



12.  FEDERAL INCOME TAXES:



     No provision for current or deferred income taxes has been made by the Trust. The Trust has elected to be a real estate investment trust (REIT) and is therefore subject to the requirements of Sections 856-860 of the Internal Revenue Code, all of the requirements of which management believes have been met for the year ended January 31, 1998. As a REIT, the Trust normally distributes all of its taxable income to its shareholders. For the year ended January 31, 1998, the Trust had a taxable loss of approximately $4,000,000. The primary difference

                              REALTY REFUND TRUST
between the timing of book provisions for write downs and when such amounts are allowed as deductions for Federal income tax purposes is attributable to the foreclosure property described in Note 5. In fiscal 1998, the net tax deductions related to such property were $3,570,000 that related primarily to amounts that had been expensed in previous years for book purposes.



     The total dividends per share applicable to operating results for the year ended January 31, 1998, amount to $.15 per share, totaling $153,088.



     An income tax net operating loss of approximately $9,533,000 of which $4,476,000, originated in fiscal 1993 and $5,057,000 originated in fiscal 1997, is available for carryforward to fiscal 2008 and fiscal 2012, respectively. In addition, the taxable loss for fiscal 1998 of $4,000,000 will be available for carryforward to fiscal 2013. The calendar 1997 dividends were 100% return of capital due to the fiscal 1998 taxable loss. The quarterly allocation of cash dividends paid per share for individual shareholders' income tax purposes was as follows:



                                            CALENDAR 1997                   CALENDAR 1996                   CALENDAR 1995
                                    -----------------------------   -----------------------------   -----------------------------
                                    ORDINARY     RETURN     TOTAL   ORDINARY     RETURN     TOTAL   ORDINARY     RETURN     TOTAL
MONTH PAID                           INCOME    OF CAPITAL   PAID     INCOME    OF CAPITAL   PAID     INCOME    OF CAPITAL   PAID
----------                          --------   ----------   -----   --------   ----------   -----   --------   ----------   -----
March.............................     $--        $.10      $.10       $--        $.10      $.10     $.195       $.005      $.20
June..............................     --          .05       .05       --          .10       .10      .195        .005       .20
September.........................     --           --        --       --          .10       .10      .097        .003       .10
December..........................     --           --        --       --          .10       .10      .097        .003       .10
                                       --         ----      ----       --         ----      ----     -----       -----      ----
                                       $--        $.15      $.15       $--        $.40      $.40     $.584       $.016      $.60
                                       ==         ====      ====       ==         ====      ====     =====       =====      ====



     The tax status of distributions to shareholders in calendar 1998 will be dependent on the level of the Trust's earnings in that year. If taxable income of the Trust exceeds dividends paid in calendar 1998, such dividends will represent ordinary income to the recipients irrespective of the net operating loss carryforward.



13.  ADVISORY AGREEMENT/EMPLOYMENT AGREEMENTS:



     On January 31, 1998, Wirth and his spouse purchased the stock of Mid-America ReaFund Advisors, Inc. (the Advisor) which provides the administration of the day-to-day investment operations of the Trust and the Partnership. The Advisor was formerly owned by the former Chairman and President of the Trust. Under the terms of the advisory agreement, the Advisor is to receive, subject to certain limitations, a monthly fee equal to 1/12 of 1% of invested assets, as defined in the advisory agreement, and an annual incentive fee equal to (a) 10% of the amount by which the net income of the Trust exceeds 8% of the average net worth for the year and (b) 10% of the difference between net realized capital gains less accumulated net realized capital losses, as defined. For any fiscal year in which operating expenses of the Trust exceed certain thresholds specified in the advisory agreement, the Advisor is required to refund to the Trust the amount of such excess. For fiscal years 1997 and 1996, operating expenses exceeded the specified thresholds by approximately $6,000 and $18,000, respectively. There was no fee to the Advisor during fiscal year 1998 due to the reduction in the Trust's investment in mortgage loans.



     Wirth has an employment agreement with the Trust which expires in December 2007. The employment agreement provides that Wirth will receive no compensation from the Trust as long as the advisory agreement is in effect. However, pursuant to the terms of the employment agreement, should the Advisor no longer provide services to the Trust, Wirth will then be compensated, upon the same annual basis as the Advisor would have been compensated under the current terms of the advisory agreement had it remained in effect.



     Certain employment agreements with the former Chairman and President of the Trust were terminated at January 30, 1998.

                              REALTY REFUND TRUST

14.  INVESTMENTS IN LOANS RECEIVABLE:



RECONCILIATION OF MORTGAGE LOANS RECEIVABLE



                                                               1997           1996
                                                            -----------    -----------
BALANCE, beginning of period..............................  $17,422,010    $35,509,779
                                                            -----------    -----------
COLLECTIONS OF PRINCIPAL:
  Office buildings........................................   14,569,483      7,255,186
  Shopping centers........................................           --      2,029,068
  Motels..................................................           --      3,803,515
  Apartments..............................................           --             --
                                                            -----------    -----------
                                                             14,569,483     13,087,769
                                                            -----------    -----------
ELIMINATION OF UNDERLYING MORTGAGE (Note 15)..............    2,741,029             --
WRITEDOWN OF LOAN RECEIVABLE FROM RELATED PARTY (Note
  4)......................................................      111,498      5,000,000
                                                            -----------    -----------
  BALANCE, end of period..................................  $        --    $17,422,010
                                                            ===========    ===========



15.  OTHER RELATED PARTY TRANSACTIONS:



     Wirth is a 9.8% shareholder of the Lessee. At January 31, 1998, the Trust has a payable to the Lessee of $944,000 primarily for the reimbursement of costs and expenses incurred on behalf of the Trust.



     The Initial Hotels were acquired by the Partnership from entities in which Wirth and his affiliates had substantial ownership interests. Wirth and his affiliates received 4,017,361 Class B limited partnership units and 647,231 shares of beneficial interest in the Trust in exchange for their interests in the Initial Hotels.



     The Trust recorded provisions of approximately $84,000, $56,000 and $20,000 in fiscal years 1998, 1997 and 1996, respectively, for legal services provided by a law firm of which the former President of the Trust and another former Trustee are principals.



     The Toledo, Ohio loan investment was secured by a commercial building owned by a partnership of which the former Chairman of the Trust was the general partner. In September 1996, the Toledo, Ohio loan investment was converted from a wrap-around mortgage loan to a junior mortgage loan. Accordingly, the Trust's loan receivable from related party and loan payable underlying mortgage to related party were reduced by approximately $2,741,000, representing the balance of the underlying mortgage loan at the time the status of the Toledo loan was changed. In addition, a principal prepayment of $600,000 was received and approximately $401,000 of escrow funds held by the Trust was applied against the mortgage loan receivable balance. The remaining portion ($111,498) of the loan was written off in the fourth quarter of fiscal 1997.



     In the years ended January 31, 1997 and 1996, the Trust earned approximately $560,000 and $933,000 of interest income on this loan, respectively. The Trust incurred interest expense of approximately $89,000 and $210,000 in connection with the related underlying loan payable for the years ended January 31, 1997 and 1996, respectively.

                              REALTY REFUND TRUST

16.  FAIR VALUE OF FINANCIAL INSTRUMENTS:



     The carrying amounts and fair values of the Trust's significant financial instruments at January 31, 1998 and 1997 are as follows:



                                              1998                            1997
                                  -----------------------------   ----------------------------
                                  CARRYING AMOUNT   FAIR VALUE    CARRYING AMOUNT   FAIR VALUE
                                  ---------------   -----------   ---------------   ----------
Mortgage notes payable..........    $17,709,589     $18,103,824     $       --      $       --
Notes payable to banks..........        155,000         155,000             --              --
Other notes payable.............      2,864,690       2,864,690             --              --
Advances payable to related
  parties.......................      1,699,601       1,699,601      2,300,000       2,300,000



17.  STATEMENT OF CASH FLOWS, SUPPLEMENTAL DISCLOSURES:



     In connection with the formation of the Partnership, approximately $24,899,000 of historical net book value in hotel properties was contributed to the Partnership in exchange for Partnership units and the Partnership assumed approximately $16,844,000 of debt.



     The Trust acquired all of the outstanding shares of BPI in exchange for 647,231 shares of beneficial interest having an aggregate value of $3,074,000.



18.  PRO FORMA FINANCIAL INFORMATION (UNAUDITED):



     The pro forma financial information set forth below is presented as if the formation transactions had been consummated as of February 1, 1996. The pro forma financial information is not necessarily indicative of what actual results of operations of the Trust would have been assuming the formation transactions had been consummated as of February 1, 1996 nor does it purport to represent the results of operations for future periods.



                                                                 YEAR ENDED
                                                                JANUARY 31,
                                                              ----------------
                                                               1998      1997
                                                              ------    ------
                                                               (UNAUDITED, IN
                                                                 THOUSANDS)
PERCENTAGE LEASE REVENUE....................................  $7,902    $7,376
INTEREST INCOME.............................................      55     1,638
                                                              ------    ------
          TOTAL REVENUES....................................   7,957     9,014
                                                              ------    ------
PROVISION FOR WRITEDOWNS OF LOAN RECEIVABLE.................      --       111
INTEREST ON LOANS UNDERLYING WRAP MORTGAGES.................      --       239
INTEREST EXPENSE ON MORTGAGE AND OTHER NOTES PAYABLE........  $1,668    $1,929
ADVISORY FEE TO RELATED PARTY ADVISOR.......................     576       576
DEPRECIATION AND AMORTIZATION...............................   1,710     1,710
GENERAL AND ADMINISTRATIVE..................................     578       578
REAL ESTATE AND PERSONAL PROPERTY TAXES AND CASUALTY
  INSURANCE AND GROUND RENT.................................     820       942
MINORITY INTEREST...........................................   2,314     1,625
                                                              ------    ------
          TOTAL EXPENSES AND MINORITY INTEREST..............   7,666     7,360
                                                              ------    ------
NET INCOME ATTRIBUTABLE TO SHARES OF BENEFICIAL INTEREST....  $  291    $1,304
                                                              ======    ======
NET INCOME PER SHARE -- basic and diluted...................  $  .17    $  .78
                                                              ======    ======

                              REALTY REFUND TRUST

19.  SUBSEQUENT EVENTS:



     In the first quarter of fiscal 1999, the Partnership completed the acquisition of the InnSuites Hotel Tucson/ St. Mary's located in Tucson, Arizona, and the acquisition of the Lafayette Hotel Ramada Inn and Conference Center located in San Diego, California. Total consideration for the acquisitions were $10,820,000 and $5,148,000, respectively.



     In the first quarter of fiscal 1999, the Trust established a $12,000,000 secured revolving line of credit with Pacific Century Bank. The credit facility will require, among other things, the Trust to maintain a minimum net worth, a specified coverage ratio of EBITDA to debt service, and a specified coverage ratio of EBITDA to debt service and fixed charges. Further, the Trust will be required to maintain its franchise agreement at each of the hotel properties and to maintain its REIT status.



20.  NEW ACCOUNTING PRONOUNCEMENTS:



     In March 1998, the AICPA issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Development or Obtained for Internal Use," which is effective for the Trust as of February 1, 1999. This SOP requires capitalization of the development costs of software to be used internally. The Trust plans to adopt this SOP as of February 1, 1999. The effect of adopting this SOP will not be material.



     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities," which is effective for the Trust as of February 1, 1999. This SOP requires start-up and organization costs to be expensed as incurred and also requires previously deferred start-up costs to be recognized as a cumulative effect adjustment in the statement of income. The Trust will adopt this SOP when required, but the effect of adoption will not be material.



21.  QUARTERLY RESULTS (UNAUDITED):



     The following is an unaudited summary of the results of operations, by quarter, for the fiscal years ended January 31, 1998 and 1997. Management believes that all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of such interim results have been included. The results of operations for any interim period are not necessarily indicative of those for the entire fiscal year.



                                                               QUARTER ENDED
                                           -----------------------------------------------------
               FISCAL 1998                  APRIL 30      JULY 31      OCTOBER 31    JANUARY 31
               -----------                 ----------    ----------    ----------    -----------
Total revenues...........................  $  558,933    $  545,926    $  262,507    $    54,613
                                           ==========    ==========    ==========    ===========
Total revenues less interest expense on
  mortgage loans and operating expenses,
  and amortization expense of real estate
  held for sale..........................  $   14,423    $   55,036    $ (127,379)   $  (187,447)
                                           ==========    ==========    ==========    ===========
Net loss.................................  $  (90,973)   $  (48,889)   $ (246,200)   $  (187,447)
                                           ==========    ==========    ==========    ===========
Loss per share -- basic and diluted......  $     (.09)   $     (.05)   $     (.24)   $      (.18)
                                           ==========    ==========    ==========    ===========
Dividends declared per share.............  $      .05    $      .00    $      .00    $       .00
                                           ==========    ==========    ==========    ===========

                              REALTY REFUND TRUST

                                                               QUARTER ENDED
                                           -----------------------------------------------------
               FISCAL 1997                  APRIL 30      JULY 31      OCTOBER 31    JANUARY 31
               -----------                 ----------    ----------    ----------    -----------
Total revenues...........................  $1,082,334    $1,107,406    $1,064,527    $   661,239
                                           ==========    ==========    ==========    ===========
Total revenues less interest expense on
  mortgage loans and operating expenses,
  depreciation and amortization expense
  of real estate held for sale...........  $  408,457    $  445,805    $  529,278    $   163,671
                                           ==========    ==========    ==========    ===========
Provision for writedown of loan
  receivable from related party..........  $       --    $       --    $       --    $  (111,498)
                                           ==========    ==========    ==========    ===========
Provision for writedown of real estate
  held for sale..........................  $       --    $       --    $       --    $(1,085,000)
                                           ==========    ==========    ==========    ===========
Net income (loss)........................  $  101,775    $   98,464    $  102,258    $(1,190,862)
                                           ==========    ==========    ==========    ===========
Earnings (loss) per share -- basic and
  diluted................................  $      .10    $      .10    $      .10    $     (1.17)
                                           ==========    ==========    ==========    ===========
Dividends declared per share.............  $      .10    $      .10    $      .10    $       .10
                                           ==========    ==========    ==========    ===========

                                                                    SCHEDULE III



                              REALTY REFUND TRUST



                    REAL ESTATE AND ACCUMULATED DEPRECIATION


                             AS OF JANUARY 31, 1998



                                                                                      COST CAPITALIZED
                                                                                        SUBSEQUENT TO
                                                          INITIAL COST TO TRUST          ACQUISITION
                                                        --------------------------   -------------------
                                                                     BUILDINGS AND          BUILDING AND
                                         ENCUMBRANCES      LAND      IMPROVEMENTS    LAND   IMPROVEMENTS
                                         ------------   ----------   -------------   ----   ------------
InnSuites Hotels
  Phoenix Best Western
  Phoenix, Arizona.....................  $ 2,929,875    $  418,219    $ 2,922,884     $--        $--
InnSuites Hotels
  Tempe/Phoenix Airport/South Mountain
  Tempe, Arizona.......................    2,598,308       686,806      6,548,348     --         --
InnSuites Hotels Tucson,
  Catalina Foothills Best Western
  Tucson, Arizona......................           --            --      4,220,820     --         --
InnSuites Hotels Yuma Best Western
  Yuma, Arizona........................    3,812,963       251,649      4,983,292     --         --
Holiday Inn Airport
  Ontario Hotel and Suites
  Ontario, California..................    6,293,256     1,633,064      5,450,872     --         --
InnSuites Hotels
  Flagstaff/Grand Canyon
  Flagstaff, Arizona...................      886,524       100,000      1,194,691     --         --
InnSuites Hotels Scottsdale/
  El Dorado Park Resort
  Scottsdale, Arizona..................    3,835,290       350,000      6,074,398     --         --
                                         -----------    ----------    -----------     --         --
                                         $20,356,216    $3,439,738    $31,395,305     $--        $--
                                         ===========    ==========    ===========     ==         ==

                                                  GROSS AMOUNTS AT
                                                  WHICH CARRIED AT
                                                   CLOSE OF PERIOD
                                             ---------------------------                    NET BOOK VALUE
                                             BUILDINGS AND                 ACCUMULATED    LAND AND BUILDINGS
                                   LAND      IMPROVEMENTS     TOTAL (A)    DEPRECIATION    AND IMPROVEMENTS
                                ----------   -------------   -----------   ------------   ------------------
InnSuites Hotels
  Phoenix Best Western
  Phoenix, Arizona............  $  418,219    $ 2,922,884    $ 3,341,103        $--          $ 3,341,103
InnSuites Hotels
  Tempe/Phoenix Airport/South
     Mountain
  Tempe, Arizona..............     686,806      6,548,348      7,235,154        --             7,235,154
InnSuites Hotels Tucson,
  Catalina Foothills Best
     Western
  Tucson, Arizona.............          --      4,220,820      4,220,820        --             4,220,820
InnSuites Hotels Yuma Best
  Western
  Yuma, Arizona...............     251,649      4,983,292      5,234,941        --             5,234,941
Holiday Inn Airport
  Ontario Hotel and Suites
  Ontario, California.........   1,633,064      5,450,872      7,083,936        --             7,083,936
InnSuites Hotels
  Flagstaff/Grand Canyon
  Flagstaff, Arizona..........     100,000      1,194,691      1,294,691        --             1,294,691
InnSuites Hotels Scottsdale/El
  Dorado Park Resort
  Scottsdale, Arizona.........     350,000      6,074,398      6,424,398        --             6,424,398
                                ----------    -----------    -----------        --           -----------
                                $3,439,738    $31,395,305    $34,835,043        $--          $34,835,043
                                ==========    ===========    ===========        ==           ===========



---------------


(A) Aggregate cost for federal income tax reporting purposes at January 31, 1998 is as follows:



Land....................................................  $ 3,439,738
Building and improvements...............................   10,026,664
                                                          -----------
                                                          $13,466,402
                                                          ===========

                                                                                      DEPRECIATION IN
                                                       DATE OF         DATE OF      INCOME STATEMENT IS
                                                     CONSTRUCTION    ACQUISITION         COMPUTED
                                                     ------------    -----------    -------------------
InnSuites Hotels
  Phoenix Best Western
  Phoenix, Arizona.................................     6/1/84          1998             40 years
InnSuites Hotels
  Tempe/Phoenix Airport/South Mountain
  Tempe, Arizona...................................    12/1/82          1998             40 years
InnSuites Hotels Tucson, Catalina Foothills Best
  Western
  Tucson, Arizona..................................    11/1/81          1998             40 years
InnSuites Hotels Yuma Best Western
  Yuma, Arizona....................................     4/1/82          1998             40 years
Holiday Inn Airport
  Ontario Hotel and Suites
  Ontario, California..............................    12/1/90          1998             40 years
InnSuites Hotels
  Flagstaff/Grand Canyon
  Flagstaff, Arizona...............................       1966(1)       1998             40 years
InnSuites Hotels Scottsdale/
  El Dorado Park Resort
  Scottsdale, Arizona..............................    12/1/80          1998             40 years



---------------


(1) Purchased by InnSuites 1/1/96

                              REALTY REFUND TRUST



                                 BALANCE SHEETS


                         APRIL 30, AND JANUARY 31, 1998



                                                              APRIL 30, 1998    JANUARY 31, 1998
                                                              --------------    ----------------
                                                               (UNAUDITED)         (AUDITED)
                                             ASSETS
INVESTMENT IN HOTEL PROPERTIES..............................   $52,256,717        $41,241,241
CASH AND CASH EQUIVALENTS...................................     1,856,501          2,378,398
RENT RECEIVABLE FROM LESSEE.................................     2,510,532                 --
OTHER ASSETS................................................       410,295                 --
                                                               -----------        -----------
                                                               $57,034,045        $43,619,639
                                                               ===========        ===========
                              LIABILITIES AND SHAREHOLDERS' EQUITY
MORTGAGE NOTES PAYABLE......................................   $25,270,898        $17,709,589
NOTES PAYABLE TO BANKS......................................     3,635,000            155,000
OTHER NOTES PAYABLE.........................................     2,653,252          2,864,690
ADVANCES PAYABLE TO RELATED PARTIES.........................     1,514,238          1,699,601
DUE TO LESSEE...............................................     3,007,431            944,234
ACCOUNTS PAYABLE AND ACCRUED EXPENSES.......................       864,746            572,031
MINORITY INTEREST IN PARTNERSHIP............................    14,054,340         14,075,523
SHAREHOLDERS' EQUITY:
  Shares of beneficial interest without par value; unlimited authorization; 1,667,817 shares outstanding at April 30
     and January 31, 1998...................................     6,034,140          5,598,971
                                                               -----------        -----------
                                                               $57,034,045        $43,619,639
                                                               ===========        ===========



      The accompanying notes are an integral part of these balance sheets.

                              REALTY REFUND TRUST



                         UNAUDITED STATEMENTS OF INCOME


               FOR THE THREE MONTHS ENDED APRIL 30, 1998 AND 1997



                                                                 1998          1997
                                                              ----------    ----------
REVENUES:
  Lease revenue.............................................  $3,771,239    $       --
  Interest income...........................................      11,345            --
  Rental revenue from real estate held for sale.............          --       558,933
                                                              ----------    ----------
                                                               3,782,584       558,933
                                                              ----------    ----------
EXPENSES:
  Real estate depreciation..................................     519,269            --
  Real estate and personal property taxes, insurance and
     ground rent............................................     229,495            --
  General and administrative................................     430,625        57,911
  Interest on mortgage notes payable........................     628,512            --
  Interest on note payable to related party.................          --        47,485
  Advisory fee paid to related party........................     144,153            --
  Operating expenses of real estate held for sale...........          --       533,649
  Amortization of deferred leasing commissions..............          --        10,861
                                                              ----------    ----------
                                                               1,952,054       649,906
                                                              ----------    ----------
INCOME (LOSS) BEFORE MINORITY INTEREST......................   1,830,530       (90,973)
MINORITY INTEREST...........................................   1,395,361            --
                                                              ----------    ----------
NET INCOME (LOSS) APPLICABLE TO COMMON SHARES...............  $  435,169    $  (90,973)
                                                              ==========    ==========
EARNINGS PER SHARE -- basic and diluted.....................  $      .26    $     (.09)
                                                              ==========    ==========
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING...............   1,667,817     1,020,586
                                                              ==========    ==========



        The accompanying notes are an integral part of these statements.

                              REALTY REFUND TRUST



                       UNAUDITED STATEMENTS OF CASH FLOWS


               FOR THE THREE MONTHS ENDED APRIL 30, 1998 AND 1997



                                                                 1998          1997
                                                              -----------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $   435,169    $ (90,973)
  Adjustments to reconcile net income (loss) to net cash
     used for operating activities --
     Depreciation and amortization..........................      519,269           --
     Minority interest......................................    1,395,361           --
     Amortization of deferred leasing commissions...........           --       10,861
     Increase in rent receivable from lessee................   (2,510,532)          --
     Increase in other assets...............................     (410,295)     (16,375)
     Increase in amounts due to lessee......................    2,063,197           --
     Increase in accounts payable and accrued expenses......      292,715     (114,033)
                                                              -----------    ---------
          Net cash provided by (used for) operating
            activities......................................    1,784,884     (210,520)
                                                              -----------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of hotel properties...........................   (5,148,000)          --
                                                              -----------    ---------
          Net cash used for investing activities............   (5,148,000)          --
                                                              -----------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net bank borrowings.......................................    3,430,000           --
  Borrowing under mortgage notes payable....................    1,561,309           --
  Payment of cash dividends.................................           --     (102,059)
  Payment of other notes payable............................     (211,438)          --
  Payment to related parties................................   (1,938,652)          --
                                                              -----------    ---------
          Net cash provided by (used for) financing
            activities......................................    2,841,219     (102,059)
                                                              -----------    ---------
NET DECREASE IN CASH........................................     (521,897)    (312,579)
CASH AT BEGINNING OF PERIOD.................................    2,378,398      531,997
                                                              -----------    ---------
CASH AT END OF PERIOD.......................................  $ 1,856,501    $ 219,418
                                                              ===========    =========



        The accompanying notes are an integral part of these statements.

                              REALTY REFUND TRUST



                    NOTES TO UNAUDITED FINANCIAL STATEMENTS


                            APRIL 30, 1998 AND 1997



1.  NATURE OF OPERATIONS AND BASIS OF PRESENTATION:



     Prior to fiscal 1999, Realty ReFund Trust (the Trust or the Company) specialized in mortgage financing as its investment vehicle, refinancing existing income-producing commercial, industrial and multi-unit residential real property by supplementing or replacing existing financing. The primary refinancing technique which the Trust employed was wrap-around mortgage lending.



     On January 31, 1998, the Trust contributed $2,081,000 to RRF Limited Partnership (the Partnership), a Delaware limited partnership, in exchange for a 13.6% general partnership interest therein. The Trust is the sole general partner of the Partnership. The Partnership issued limited partnership interests representing 86.4% of the Partnership to acquire six hotel properties from various entities. In addition, in order to acquire a seventh hotel property through a wholly owned subsidiary, the Trust issued 647,231 shares of beneficial interest in exchange for all of the outstanding shares of Buenaventura Properties, Inc. (BPI), which owned a hotel located in Scottsdale, Arizona. The Scottsdale, Arizona hotel together with the six hotel properties acquired by the Partnership, are the Initial Hotels. The Initial Hotels are leased to Realty Hotel Lessee Corp. (the Lessee) pursuant to leases which contain provisions for rent based on revenues of the Initial Hotels (the Percentage Leases). Each Percentage Lease obligates the Lessee to pay rent equal to the greater of the minimum rent or a percentage rent based on the gross revenues of each hotel. The Lessee holds the franchise agreement for each hotel. The Lessee is owned 9.8% by InnSuites Innternational Hotels, Inc. an entity owned by James F. Wirth, Chairman, President and Chief Executive Officer of the Trust (Wirth), and his spouse.



  Partnership Agreement



     Pursuant to the Partnership Agreement, the partners in five partnerships (the Exchanging Partners) exchanged their respective partnership interests for limited partnership interests in the Partnership. A corporation which owned a hotel property in Flagstaff, Arizona (one of the Initial Hotels), contributed the hotel to the Partnership in exchange for limited partnership interests therein. The Partnership Agreement provides for the issuance of two classes of limited partnership units, Class A and Class B. Such Classes are identical in all respects, except that each Class A limited partnership unit in the Partnership shall be convertible into a like number of shares of beneficial interest of the Trust, at any time at the option of the particular limited partner, if the Trust determines that such conversion would not cause the Trust to fail to qualify as a REIT. At January 31, 1998, a total of 2,174,931 Class A limited partnership units were issued to the Exchanging Partners. Additionally, 299,622 Class A limited partnership units were reserved for issuance to those partners who did not accept the formation exchange offer. A total of 4,017,361 Class B limited partnership units were issued to Wirth and his affiliates, in lieu of the issuance of Class A limited partnership units. If all of the Class A limited partnership units were to be converted, the limited partners in the Partnership would hold 2,174,931 shares of beneficial interest of the Trust. The Class B limited partnership units may only become convertible with the approval of the Board of Trustees, in its sole discretion.



  Basis of Presentation



     As general partner, the Trust exercises unilateral control over the Partnership. Therefore, the financial statements of the Trust, its wholly owned subsidiaries and the Partnership are consolidated. All significant intercompany transactions and balances have been eliminated.



     These financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended April 30, 1998 are not necessarily indicative of the results that may be expected for the

                              REALTY REFUND TRUST
year ended January 31, 1999. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the period ended January 31, 1998.



2.  NET INCOME PER SHARE AND PARTNERSHIP UNITS:



     Pursuant to FAS No. 128 "Earnings Per Share", the concept of common stock equivalents was eliminated, and "primary" and "fully diluted" earnings per share were replaced by "basic" and "diluted" earnings per share. For the periods presented there were no dilutive securities.



     Basic earnings per share has been computed based on the weighted average number of shares outstanding during the periods presented. The calculation of basic earnings per share for three month period ended April 30, 1998 and 1997 was based upon 1,667,817 and 1,020,586 shares, respectively.



3.  ACQUISITIONS:



     On February 1, 1998, the Partnership acquired 100% of the ownership interests in the Tucson St. Mary's Hotel and Resort for $10,820,000. The Partnership issued 699,933 Class B limited partnership units to Wirth and his spouse, who each held a 50% equity ownership interest in the Tucson St. Mary's hotel. This property was leased to the Lessee, which will operate the property under a long-term Percentage Lease.



     On April 29, 1998, the Trust acquired a hotel property located in San Diego, California for an aggregate consideration of $5,148,000, which was funded with cash, proceeds from the Trust's credit facility and two promissory notes secured by mortgage trust deeds on the property. This property was leased to the Lessee, which will operate the property under a long-term Percentage Lease.



4.  CREDIT FACILITY:



     In the first quarter of fiscal 1999, the Trust established a $12,000,000 secured revolving line of credit with Pacific Century Bank. The credit facility requires, among other things, the Trust to maintain a minimum net worth, a specified coverage ratio of EBITDA to debt service, and a specified coverage ratio of EBITDA to debt service and fixed charges. Further, the Trust is required to maintain its franchise agreement at each of the hotel properties and to maintain its REIT status.



5.  PERCENTAGE LEASE AGREEMENTS:



     The Percentage Leases have noncancellable terms, which expire at various dates through May 31, 2007, subject to earlier termination on the occurrence of certain contingencies, as defined. The rent due under each Percentage Lease is the greater of minimum rent, as defined, or percentage rent. Percentage rent applicable to room and other hotel revenue varies by lease and is calculated by multiplying fixed percentages by the total amounts of such gross revenues in excess of specified threshold amounts. Both the minimum rent and the revenue thresholds used in computing percentage rents are subject to annual adjustments beginning January 1, 1999, based on increases in the United States Consumer Price Index. Percentage rent applicable to food and beverage revenues is calculated as 5% of such revenues over a minimum threshold.

                              REALTY REFUND TRUST

     Future minimum rentals (ignoring CPI increases) to be received by the Trust from the Lessee pursuant to the Percentage Leases for nine hotels, including San Diego, for each of the next five years and in total thereafter are as follows:



Fiscal 1999.............................................  $ 4,888,000
2000....................................................    6,350,000
2001....................................................    6,350,000
2002....................................................    6,350,000
2003....................................................    6,350,000
Thereafter..............................................   27,514,000
                                                          -----------
                                                          $57,802,000
                                                          ===========



6.  RELATED PARTY TRANSACTIONS:



     Wirth beneficially owns 9.8% of the common stock of the Lessee. The Lessee was the sole source of the Trust's Percentage Lease revenue during the quarter ended April 30, 1998. At April 30, 1998, the Trust had rent receivable of $2,511,000 due from the Lessee.



     At January 31, 1998 and April 30, 1998, the Trust had a payable to the Lessee of $944,000 and 3,007,000, respectively, primarily for the reimbursement of costs incurred on behalf of the Trust.



7.  STATEMENT OF CASH FLOWS, SUPPLEMENTAL DISCLOSURES:



     In connection with the acquisition of the Tucson St. Mary's hotel, approximately $6,387,000 of historical net book value in hotel properties was contributed to the Partnership in exchange for Partnership units and the Partnership assumed approximately $7,803,000 of debt.



8.  SUBSEQUENT EVENT:



     On June 9, 1998, a majority of the Company's independent Trustees voted to exercise, as of June 1, 1998, an option held by the Company to acquire all of the ownership interests in an 185-suite InnSuites Hotel located in Buena Park, California. The total consideration for the ownership interests that will be contributed to the Partnership will be the greater of (i) $6,900,000 or (ii) fair market value as determined by an independent appraisal. Mr. Wirth owns a 50% interest in the Buena Park hotel.



9.  PRO FORMA FINANCIAL INFORMATION:



     The pro forma financial information set forth below is presented as if (i) the formation transactions discussed in Note 1 and (ii) the acquisition of the membership interests in the Tucson St. Mary's hotel had been consummated as of February 1, 1997. The acquisition of the San Diego hotel on April 29, 1998 has been excluded based on its lack of materiality to the Partnership for the periods presented. The pro forma financial information is not necessarily indicative of what actual results of operations of the Trust would have been assuming the formation transactions and the acquisitions had been consummated as of February 1, 1997 nor does it purport to represent the results of operations for future periods.

                              REALTY REFUND TRUST

                                                              THREE MONTHS ENDED
                                                                  APRIL 30,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
LEASE REVENUE...............................................  $3,771     $3,563
INTEREST INCOME.............................................      11         --
                                                              ------     ------
          Total revenue.....................................   3,782      3,563
                                                              ------     ------
DEPRECIATION AND AMORTIZATION...............................     519        518
REAL ESTATE AND PERSONAL PROPERTY TAXES, INSURANCE AND
  GROUND RENT...............................................     229        263
GENERAL AND ADMINISTRATIVE..................................     431        162
INTEREST EXPENSE ON MORTGAGE AND OTHER NOTES PAYABLE........     629        560
ADVISORY FEE TO RELATED PARTY ADVISOR.......................     144        172
MINORITY INTEREST...........................................   1,395      1,681
                                                              ------     ------
TOTAL EXPENSES AND MINORITY INTEREST........................   3,347      3,356
                                                              ------     ------
NET INCOME APPLICABLE TO COMMON SHARES......................  $  435     $  207
                                                              ======     ======
NET INCOME PER SHARE -- basic and diluted...................  $  .26     $  .12
                                                              ======     ======



10.  NEW ACCOUNTING PRONOUNCEMENT:



     In May 1998, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 98-9, "Accounting for Contingent Rent in Interim Financial Periods." This issue addresses lessor revenue and lessee expense recognition in interim periods related to rental agreements which provide for minimum rental payments, plus contingent rents based on the lessee's operations, such as a percentage of sales in excess of an annual specified sales target. The EITF reached a final consensus that lessors, such as the Company, should defer recognition of contingent rental income until specified targets are met. The Company is evaluating the impact of the provisions of this EITF consensus on its interim revenue recognition. Upon completion of this evaluation, it is possible that application of the consensus may have a material impact on the revenue to be recognized in future interim periods. However, it should be noted that the EITF consensus will have no effect on amounts of lease revenue to be recognized on an annual basis or on cash flows from the Percentage Leases on an interim or annual basis.

                           REALTY HOTEL LESSEE CORP.



                            COMBINED BALANCE SHEETS



                                                               PREDECESSOR
                                                       ---------------------------
                                                       DECEMBER 31,     MARCH 31,     MARCH 31,
                                                           1997           1997           1998
                                                       ------------    -----------    ----------
                                             ASSETS
INVESTMENT IN HOTEL PROPERTIES, at cost:
  Land...............................................  $ 3,439,738     $ 3,439,738    $       --
  Buildings and improvements.........................   24,831,670      24,831,670            --
  Furniture and equipment............................   10,845,586       9,175,834            --
                                                       -----------     -----------    ----------
                                                        39,116,994      37,447,242            --
  Less- Accumulated depreciation.....................   12,184,479      11,259,483            --
                                                       -----------     -----------    ----------
  Net investment in hotel properties.................   26,932,515      26,187,759            --
Cash and cash equivalents............................      129,871       1,459,483       516,301
Accounts receivable..................................      571,301         592,167       896,559
Payments on behalf of RRF............................           --              --       320,668
Inventories..........................................      415,575         366,242       560,132
Other assets.........................................      295,440         854,125       152,454
Cash held in escrow..................................      296,099         259,684            --
Deferred expenses, net...............................      252,430         502,508            --
                                                       -----------     -----------    ----------
                                                       $28,893,231     $30,221,968    $2,446,114
                                                       ===========     ===========    ==========

                                LIABILITIES AND COMBINED EQUITY
Mortgage notes payable...............................  $17,776,627     $16,281,613    $       --
Accounts payable
  Trade..............................................      678,637         367,988       790,108
  Affiliates.........................................    1,260,601         784,144            --
  Bank overdrafts....................................      121,052              --       347,005
Partners' capital purchases payable..................      275,366              --            --
Lines of credit......................................      131,000              --            --
Percentage rent payable..............................           --              --     2,373,108
Capital lease obligation.............................       22,437          68,502            --
Land lease payable...................................       80,441          25,681            --
Accrued expenses and other liabilities...............      867,267         598,039     1,332,650
Participation investors contingent liability.........    2,646,627       2,646,627            --
                                                       -----------     -----------    ----------
                                                        23,860,055      20,772,594     4,842,871
COMBINED EQUITY:.....................................    5,033,176       9,449,374    (2,396,757)
                                                       -----------     -----------    ----------
                                                       $28,893,231     $30,221,968    $2,446,114
                                                       ===========     ===========    ==========



                See accompanying notes to financial statements.

                           REALTY HOTEL LESSEE CORP.



                       COMBINED STATEMENTS OF OPERATIONS



                                                               PREDECESSOR
                                                        --------------------------
                                                        DECEMBER 31,    MARCH 31,     MARCH 31,
                                                            1997           1997          1998
                                                        ------------    ----------    ----------
REVENUES FROM HOTEL OPERATIONS:
  Room revenue........................................  $18,800,566     $6,432,009    $7,513,400
  Food and beverage revenue...........................      519,440        178,183       396,270
  Other revenue.......................................      591,135         29,021       221,708
                                                        -----------     ----------    ----------
  Total revenues......................................   19,911,141      6,639,213     8,131,378
EXPENSES:
  Departmental expenses:
     Rooms............................................    4,915,019      1,057,092     1,764,755
     Food and beverage................................      921,514        178,383       461,468
  General and administrative..........................    4,470,820      1,027,876     2,109,610
  Advertising and promotion...........................      870,732        199,679       284,948
  Utilities...........................................      933,994        216,943       350,585
  Repairs and maintenance.............................    2,473,074        629,782       878,276
  Real estate, personal property taxes, and
     insurance........................................      911,870        209,864            --
  Percentage rent.....................................           --             --     2,779,004
  Interest expense....................................    1,853,800        425,330            --
  Depreciation........................................    1,225,898        309,294            --
                                                        -----------     ----------    ----------
  Total expenses......................................   18,576,721      4,254,243     8,628,646
                                                        -----------     ----------    ----------
NET INCOME (LOSS).....................................  $ 1,334,420     $2,384,970    $ (497,268)
                                                        ===========     ==========    ==========



                See accompanying notes to financial statements.

                           REALTY HOTEL LESSEE CORP.



                       COMBINED STATEMENTS OF CASH FLOWS


                       THREE MONTHS ENDED MARCH 31, 1998



                                                               PREDECESSOR
                                                       ---------------------------
                                                       DECEMBER 31,     MARCH 31,      MARCH 31,
                                                           1997           1997           1998
                                                       ------------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Income (loss)..................................  $ 1,334,420     $ 2,384,970    $  (497,268)
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization...................    1,264,424         300,901             --
  (Increase) decrease in:
     Accounts receivable.............................     (226,419)       (247,285)      (325,258)
     Inventories.....................................      (68,323)        (18,990)      (144,557)
     Cash held in escrow.............................      (30,039)             --             --
     Other assets....................................      581,474        (211,385)       142,986
     Payments on behalf of RRF.......................           --              --       (320,668)
  Increase (decrease) in:
     Accounts payable................................      321,975          63,526        111,471
     Bank overdraft..................................           --              --        225,953
     Accrued expenses................................      737,618          26,077        465,383
     Percentage rent payable.........................           --              --      2,373,108
                                                       -----------     -----------    -----------
          Net cash provided by operating
            activities...............................    3,915,130       2,297,814      2,031,150
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of furniture, fixtures, and equipment.....     (281,998)             --             --
  Acquisition of land, building and equipment........      (79,707)             --             --
  Guest room remodeling..............................     (565,471)             --             --
  Transfer of net assets.............................           --              --     (1,644,720)
  Capitalization of partners' capital................     (742,576)             --             --
                                                       -----------     -----------    -----------
          Net cash used by investing activities......   (1,669,752)             --     (1,644,720)
CASH FLOWS FROM FINANCING ACTIVITIES
  Payment of mortgage notes payable..................     (636,524)       (115,896)            --
  Refinancing of mortgage notes payable..............   (5,017,226)             --             --
  Increase in loans from affiliates..................      678,456              --             --
  Increase of mortgage notes payable.................    7,000,000              --             --
  Purchases of partners' capital.....................      157,907              --             --
  Distributions......................................   (4,866,351)     (1,342,796)            --
  Lines of credit....................................       (6,728)             --             --
  Loan fees..........................................      (29,000)             --             --
  Capital lease obligations..........................      (24,838)         (8,436)            --
                                                       -----------     -----------    -----------
          Net cash (used) by financing activities....   (2,744,304)     (1,467,128)            --
Net change in cash and cash equivalents..............     (498,926)        830,686        386,430
Cash and cash equivalents at beginning of year.......      628,797         628,797        129,871
                                                       ===========     ===========    ===========
Cash and cash equivalents at end of year.............  $   129,871     $ 1,459,483    $   516,301
                                                       ===========     ===========    ===========



                See accompanying notes to financial statements.

                           REALTY HOTEL LESSEE CORP.



                     NOTES TO COMBINED FINANCIAL STATEMENTS


                                 MARCH 31, 1998


                                  (UNAUDITED)



1.  DESCRIPTION OF BUSINESS:



     Realty Hotel Lessee Corp. (the Lessee) manages and operates full and limited service hotels located in Arizona and California.



2.  ORGANIZATION:



     The Lessee commenced operations on January 31, 1998 as the exclusive lessee of an Ohio real estate investment trust ("REIT"). The Lessor is RRF Limited Partnership, which owns the hotel properties as of January 31, 1998 and of which the REIT is the sole general partner.



3.  BASIS OF PRESENTATION:



     These financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The Lessee operates on a calendar year basis, and accordingly, its financial information is presented on that basis. The financial statements for 1997 and March 31, 1997 represent the predecessor's financial statements and are not comparable in all respects with the financial statements of the Lessee. Operating results for the three-month period ended March 31, 1998 are not necessarily indicative of the results that may be expected for the year ended December 31, 1998. For further information, refer to the predecessor's consolidated financial statements and footnotes thereto included in the REIT's annual report on Form 10-K for the period ended January 31, 1998.



4.  PERCENTAGE LEASE AGREEMENTS:



     At April 30, 1998, the Lessee leases nine hotels (the Hotels) from RRF Limited Partnership and, in the case of one of the Hotels, RRF Sub Corp., pursuant to long-term leases (Percentage Leases). The Hotels are located in Phoenix, Tempe, Scottsdale, Flagstaff, Tucson (2), and Yuma, Arizona; and San Diego and Ontario, California.



     The Percentage Leases end on May 31, 2007, subject to earlier termination on the occurrence of certain contingencies, as defined. The Percentage Leases do not contain renewal terms. The Lessee is required to pay the greater of minimum rent, as defined, or a percentage rent. Percentage rent applicable to room and other hotel revenue varies by lease and is calculated by multiplying fixed percentages by the total amounts of such revenues over specified threshold amounts. Percentage rent related to food and beverage revenues is at 5% of such revenues in excess of $200,000 in all of the Percentage Leases. Both the threshold amounts used in computing percentage rent and minimum rent are subject to annual adjustments beginning January 1, 1999 based on increases in the United States Consumer Price Index.



     Other than real estate and personal property taxes, casualty insurance and capital improvements, which are obligations of the Partnership, the Percentage Leases require the Lessee to pay all costs and expenses incurred in the operation of the Hotels.



     The Percentage Leases require the Lessee to indemnify each lessor against all liabilities, costs and expenses incurred by, imposed on or asserted against each lessor in the normal course of operating the Hotels.

                           REALTY HOTEL LESSEE CORP.

     Future minimum rent (ignoring CPI increases) to be paid by the Lessee under the Percentage Leases for nine hotels, including San Diego, at March 31, 1998 for each of the years in the period 1998 to 2002 and in total thereafter is as follows:



Calendar 1998.........................................    $ 4,888,000
         1999.........................................      6,350,000
         2000.........................................      6,350,000
         2001.........................................      6,350,000
         2002.........................................      6,350,000
         Thereafter...................................     27,514,000
                                                          -----------
                                                          $57,802,000
                                                          ===========



     Rent expense for the two months ended March 31, 1998 was $2,779,004 of which approximately $923,044 was in excess of minimum rent.



5.  PRO FORMA FINANCIAL INFORMATION:



     The following unaudited pro forma condensed statements of operations for the three-month periods ended March 31, 1998 and 1997 are presented as if the Lessee leased and operated from January 1, 1997 all of the Hotels owned by the Partnership as of March 31, 1998 (in thousands).



     The pro forma condensed statements of operations do not purport to present what actual results of operations would have been if the Hotels were operated by the Lessee pursuant to the Percentage Leases from January 1, 1997 or to project results for any future period.



                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                1998       1997
                                                              --------    -------
Room revenue................................................  $ 7,513      7,457
Food and beverage revenue...................................      396        503
Other revenue...............................................      222         95
                                                              -------     ------
          Total revenues....................................    8,131      8,055
                                                              -------     ------
Departmental expenses of hotels.............................    2,226      1,844
Percentage lease expense....................................    3,933      3,932
Other expenses..............................................    3,610      2,657
                                                              -------     ------
          Net loss..........................................  $(1,638)      (378)
                                                              =======     ======



6.  SUBSEQUENT EVENT:



     In April 1998, the Partnership purchased a hotel located in San Diego, California which was leased to the Lessee pursuant to a long-term percentage lease.

                          INDEPENDENT AUDITOR'S REPORT


The Members
Tucson Saint Mary's Suite Hospitality, LLC:

     We have audited the accompanying balance sheet of Tucson Saint Mary's Suite Hospitality, LLC (An Arizona Limited Liability Company) as of December 31, 1997, and the related statements of operations and members' deficit and cash flows for the year ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tucson Saint Mary's Suite Hospitality, LLC as of December 31, 1997, and the results of its operations and cash flows for the year ended in conformity with generally accepted accounting principles.

February 27, 1998                                     Michael Maastricht, C.P.A.
Phoenix, Arizona

                   TUCSON SAINT MARY'S SUITE HOSPITALITY, LLC


                                 BALANCE SHEET
                               DECEMBER 31, 1997



ASSETS
Cash........................................................  $   16,617
Accounts receivable.........................................      51,999
Inventory...................................................      95,643
Land........................................................     900,000
Buildings and equipment pledged, at cost, net of accumulated
  depreciation..............................................   5,415,062
Deferred loan fees, net of accumulated amortization.........      85,000
Cash held in escrow.........................................      90,452
Other assets................................................      11,277
                                                              ----------
                                                              $6,666,050
                                                              ==========
LIABILITIES AND MEMBERS' DEFICIT
Accounts payable............................................  $  391,484
Accrued expenses............................................     298,403
Deed of trust...............................................   6,000,000
Line of credit..............................................      50,000
Advances from affiliates....................................   1,140,428
                                                              ----------
                                                               7,880,315
                                                              ----------
Members' deficit:
  Members' capital..........................................      25,000
  Distributions to prior owners.............................    (788,256)
  Accumulated losses........................................    (451,009)
                                                              ----------
                                                              (1,214,265)
                                                              ----------
                                                              $6,666,050
                                                              ==========


See accompanying notes to financial statements

                   TUCSON SAINT MARY'S SUITE HOSPITALITY, LLC
                 STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
                      FOR THE YEAR ENDED DECEMBER 31, 1997



Revenues:
  Room rentals..............................................  $2,562,155
  Restaurant and banquet....................................     813,651
  Telephone.................................................     100,698
  Other.....................................................      65,144
                                                              ----------
                                                               3,541,648
                                                              ----------
Department costs:
Wages and salaries:
  Salaries..................................................     206,457
  Front desk................................................     139,182
  Housekeeping..............................................     224,374
  Laundry and houseman......................................      85,297
  Maintenance and other.....................................     146,069
  Taxes and benefits........................................     129,684
                                                              ----------
                                                                 931,063
                                                              ----------
Rooms department:
  Guest supplies............................................      60,305
  Complimentary items.......................................      92,692
  Telephone.................................................      65,824
  Cleaning supplies.........................................      36,776
  Office and desk supplies..................................      11,707
  Linen.....................................................      18,952
  Travel agent commissions..................................      25,217
  Reservations..............................................       4,147
  Other rooms department....................................      18,357
                                                              ----------
                                                                 334,157
                                                              ----------
Other operating expenses:
Administrative and general:
  Professional services.....................................      83,054
  Licenses, dues and subscriptions..........................      12,274
  Bank charges and credit card discount.....................      51,045
  Management fees...........................................      58,372
  Trademark license fees....................................     100,414
  Other administrative......................................      21,767
                                                              ----------
                                                                 326,926
                                                              ----------
Advertising and sales promotion:
  Travel and promotion......................................      18,434
  Advertising trust fees....................................      14,189
  Publications and newspapers...............................      48,458
  Billboards................................................      18,949
  Guest mail and postage....................................       6,685
  Supplies and sales printing...............................      13,608
                                                              ----------
                                                                 120,323
                                                              ----------


                                                                     (continued)

                   TUCSON SAINT MARY'S SUITE HOSPITALITY, LLC
                 STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
                      FOR THE YEAR ENDED DECEMBER 31, 1997


Repairs and maintenance:
  Landscaping and pool......................................    $    55,229
  Mechanical and electrical.................................         42,611
  Supplies..................................................         31,544
  Refurbishing..............................................        181,658
                                                                -----------
                                                                    311,042
                                                                -----------
Restaurant and banquet:
  Food and beverage.........................................        224,016
  Wages.....................................................        292,261
  Benefits and taxes........................................         51,500
  Supplies..................................................         28,893
  Other.....................................................         14,404
                                                                -----------
                                                                    611,074
                                                                -----------
Utilities:
  Electric..................................................        242,926
  Gas.......................................................         35,433
  Water and sewer...........................................         71,940
                                                                -----------
                                                                    350,299
                                                                -----------
Other fixed charges:
  Property insurance........................................         35,165
  Property taxes............................................        168,872
  Depreciation..............................................        247,548
  Interest..................................................        556,188
                                                                -----------
                                                                  1,007,773
                                                                -----------
          Total expenses....................................    $ 3,992,657
                                                                -----------
Net loss....................................................       (451,009)
Members' capital contributions..............................         25,000
Distributions to prior owners...............................       (788,256)
Members' deficit, beginning of year.........................             --
                                                                -----------
Members' deficit, end of year...............................    $(1,214,265)
                                                                ===========

See accompanying notes to financial statements.

                   TUCSON SAINT MARY'S SUITE HOSPITALITY, LLC
                 STATEMENTS OF OPERATIONS AND MEMBERS' DEFICIT
                      FOR THE YEAR ENDED DECEMBER 31, 1997


Cash flows from operating activities:
  Net income................................................    $  (451,009)
  Adjustments to reconcile net income to cash provided by
     operating activities:
       Depreciation.........................................        247,548
       Amortization.........................................         35,000
       (Increase) decrease in:
       Accounts receivable..................................        (51,999)
       Inventories..........................................        (95,643)
       Cash held in escrow..................................        (90,452)
       Other assets.........................................        (11,277)
       Increase (decrease) in:
       Accounts payable.....................................        391,484
       Accrued expenses.....................................        298,403
                                                                -----------
          Net cash provided by operating activities.........        272,055
                                                                -----------
Cash flows from investing activities:
  Acquisition of land, buildings and equipment..............     (6,562,610)
                                                                -----------
          Net cash used by investing activities.............     (6,562,610)
                                                                -----------
Cash flows from financing activities:
  Deferred loan fees........................................       (120,000)
  Increase in line of credit................................         50,000
  Increase in advances from affiliates......................      1,140,428
  Addition of deed of trust: payable........................      6,000,000
  Members' capital contributions............................         25,000
  Distributions to prior owners.............................       (788,256)
                                                                -----------
          Net cash provided by financing activities.........      6,307,172
                                                                -----------
          Net increase in cash..............................         16,617
  Cash, beginning of period.................................             --
                                                                -----------
  Cash, end of period.......................................    $    16,617
                                                                ===========

See accompanying notes to financial statements.

                         NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 1997



1. OPERATIONS AND SUMMARY OF SIGNIFICANT POLICIES:


     Tucson Saint Mary's Suite Hospitality, LLC ("The Company") (An Arizona Limited Liability Company) was organized in May 1997 to purchase and operate a hotel property in Tucson, Arizona. The financial statements are presented for the purpose of presenting the property's operations for a full year and include operations of the prior owners for the period January 1 to May 20, 1997. The property is operated under the InnSuites trademark ("InnSuites") of Hospitality Corporation International ("Hospitality"). An affiliate, InnSuites Hotels, LLC provides management services to the Company. The property is located in a developed area that includes other hotel properties some of which may have greater financial resources than the Company.

     Significant accounting policies of the Company follow:

     Property and Equipment. Buildings and equipment are stated at cost. Depreciation is provided principally using the straight-line method for financial reporting and income tax purposes over the estimated useful lives of the assets which range from 7 years for equipment to 40 years for the buildings. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense including regular guest room refurbishing. Loan fees are amortized over the term of the note. Property accounts consist of the following:

Buildings...................................................    $3,780,087
Equipment and furnishings...................................     1,882,523
                                                                ----------
                                                                 5,662,610
Accumulated depreciation....................................       247,548
                                                                ----------
                                                                $5,415,062
                                                                ==========

     Management of the Company reviews the hotel property for impairment when events or changes in circumstances indicate the carrying amounts of the hotel properties may not be recoverable. When such conditions exist, management estimates the future cash flows from operations and disposition of the hotel property. If the estimated undiscounted future cash flows from operations and disposition of the hotel property are less than the carrying amount of the asset, an adjustment to reduce the carrying amount to the related hotel property's estimated fair market value would be recorded and an impairment loss would be recognized. No such impairment losses have been recognized.

     Cash and Cash Equivalents. All highly liquid investments with an original maturity date of three months or less when purchased are considered to be cash equivalents.

     Cash Held in Escrow. Cash held in escrow consists of amounts for real estate taxes remitted to the lender which holds the deed of trust on the hotel property and amounts deposited for the replacement of hotel real and personal property pursuant to the terms of the loan agreement.

     Deferred Loan Fees. Deferred loan fees are amortized over the terms of the related loan agreement. Amortization expense of $35,000 for the period ended December 31, 1997 is included in interest expense in the accompanying statements of operations. Accumulated amortization of deferred expenses was $35,000 at December 31, 1997.

     Revenue Recognition. Revenue is recognized as earned. Ongoing credit evaluations are performed and credit losses are charged off when deemed to be uncollectible. Such losses have been minimal and within management's expectations.

     Inventories. Inventories, which consist primarily of linen, operating supplies, and food and beverage, are stated at the lower of cost or market. Cost is determined by the first in, first out method.

                          YEAR ENDED DECEMBER 31, 1997


     Income Taxes. All income and expense is passed through the Company for tax purposes and reported on the income tax returns of the individual members. Accordingly, the financial statements include no provision or liabilities for income taxes.

     Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


2. RELATED PARTY TRANSACTIONS:



     The Company, Hospitality and its affiliates are related through common ownership and management. The Company accrued fees to Hospitality or its affiliates during 1997 for services rendered as follows (fees in excess of these amounts were paid by the property to the prior management company and trademark owner):


Management fees (2.5% of total revenues)....................    $   35,472
Trademark license fees (2.5% of total revenues).............        35,472
InnSuites Trust -- advertising (1% of total revenues).......        14,189
Advances from affiliates are as follows:
Hospitality Corporation International.......................    $  825,000
Rare Earth Development Company..............................        52,500
Managing member.............................................       262,928
                                                                ----------
                                                                $1,140,428
                                                                ==========

     Advances from affiliates are working capital advances generally advanced during slower periods and repaid by the property during the busy season and advances connected with guest room refurbishing and improvements. There are no terms or covenants connected with the advances.


3. DEED OF TRUST:



     The deed of trust payable matures in May of 1999. Monthly payments of interest only of $70,000 are at a rate of 14%. The note is secured by all property and equipment of the Company and collateral assignment of all operating agreements. Interest paid in 1997 was $521,188. Annual principal payment requirements of the mortgage are as follows:


1998........................................................    $       --
1999........................................................     6,000,000
                                                                ----------
                                                                $6,000,000
                                                                ==========

------------------------------------------------------
------------------------------------------------------


     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE SELLING STOCKHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.


                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
The Company...........................    2
Risk Factors..........................    4
Use of Proceeds.......................   12
Selling Stockholders..................   12
Plan of Distribution..................   18
Description of Capital Stock..........   19
Selected Historical and Pro Forma
  Financial and Operating Data........   21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   30
Business and Properties...............   39
Policies and Objectives With Respect
  to Certain Activities...............   48
Certain Declaration Provisions........   50
Partnership Agreement.................   52
Federal Income Tax Considerations.....   54
Tax Aspects of the Partnership........   65
Available Information.................   69
Incorporation of Certain Documents by
  Reference...........................   69
Forward-Looking Statements............   70
Legal Matters.........................   71
Experts...............................   71
Historical Financial Statements.......  F-1


------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------


                                4,182,361 SHARES


                                      LOGO

                              REALTY REFUND TRUST

                         SHARES OF BENEFICIAL INTEREST,
                               WITHOUT PAR VALUE
                            ------------------------

                                   PROSPECTUS
                            ------------------------

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting discounts and commissions) payable by the Registrant in connection with the issuance and distribution of the Shares.


Securities and Exchange Commission, registration fee........  $  5,588
Printing and mailing........................................    85,000
Accountant's fees and expenses..............................    45,000
Legal fees and expenses.....................................    65,300
Miscellaneous...............................................     5,000
                                                              --------
  Total.....................................................  $205,888
                                                              ========


ITEM 15. INDEMNIFICATION OF TRUSTEES AND OFFICERS


     The Declaration of the Company generally limits the liability for money damages of the Company's Trustees and officers to the Company and its stockholders to the fullest extent permitted from time to time by the laws of the State of Ohio. The Declaration also provides generally for the indemnification of Trustees and officers, among others, against judgments, settlements, penalties, fines and reasonable expenses actually incurred by them in connection with any proceeding to which they have been made a party by reason of their service in those or other capacities except in respect of any matter as to which they shall have been adjudicated to have acted in bad faith or with willful misconduct or reckless disregard of their duties or gross negligence or not to have acted in good faith in the reasonable belief that their action was in the best interests of the Company.


     The Company may purchase Trustee and officer liability insurance for the purpose of providing a source of funds to pay any indemnification described above.

ITEM 16. EXHIBITS


 4.1  --   Form of Common Stock Certificate.**
 5.1  --   Opinion of Thompson Hine & Flory LLP.***
 8.1  --   Opinion of Thompson Hine & Flory LLP as to Tax Matters.***
10.1  --   First Amended and Restated Agreement of Limited Partnership
           of RRF Limited Partnership dated January 31, 1998.**
10.2  --   Advisory Agreement dated as of January 31, 1998, between RRF
           Limited Partnership and Mid-America ReaFund Advisors, Inc.
           (incorporated by reference to Exhibit 10(a) of the
           Registrant's Form 10-K for the year ended January 31, 1998, filed with the Securities and Exchange Commission on May 18,
           1998).*
10.3  --   Employment Agreement dated as of January 31, 1998, between the Company and James F. Wirth (incorporated by reference to
           Exhibit 10(b) of the Registrant's Form 10-K for the year
           ended January 31, 1998, filed with the Securities and
           Exchange Commission on May 18, 1998).*
10.4  --   Formation Agreement among the Company, Mid-America ReaFund
           Advisors, Inc., Alan M. Krause, James H. Berick, Hospitality
           Corporation International, InnSuites Hotels, L.L.C., James
           F. Wirth, Tucson Hospitality Properties, Ltd., Yuma
           Hospitality Properties, Ltd., Baseline Hospitality
           Properties, Ltd., Northern Phoenix Investment Limited
           Partnership, Ontario Hospitality Properties Limited
           Partnership, Hulsey Hotels Corporation and Buenaventura
           Properties, Inc. (incorporated by reference to Exhibit 2.1 of the Registrant's Form 8-K, filed with the Securities and
           Exchange Commission on February 17, 1998).

10.5  --   Contribution Agreement dated as of February 1, 1998, between
           James F. Wirth, Gail J. Wirth and RRF Limited Partnership
           (incorporated by reference to Exhibit 2.1 of the
           Registrant's Form 8-K, filed with the Securities and
           Exchange Commission on March 16, 1998).
10.6  --   Agreement of Purchase and Sale and Joint Escrow Instructions
           dated March 20, 1998, between Lafayette Hotel, LLC and RRF
           Limited Partnership (incorporated by reference to Exhibit
           2.1 of the Registrant's Form 8-K/A, filed with the
           Securities and Exchange Commission on May 27, 1998).
10.7  --   Contribution Agreement dated as of June 1, 1998, among James
           F. Wirth, Steven S. Robson and RRF Limited Partnership
           (incorporated by reference to Exhibit 2.1 of the
           Registrant's Form 8-K, filed with the Securities and
           Exchange Commission on September 2, 1998.
23.1  --   Consent of Thompson Hine & Flory LLP (included in Exhibits
           5.1 and 8.1).***
23.2  --   Consent of Arthur Andersen LLP.***
23.3  --   Consent of Michael Maastricht, CPA.***
24.1  --   Power of Attorney.**
99.1  --   Form of Percentage Lease.**


---------------
  * Management contract or compensatory plan or arrangement required to be filed as an exhibit hereto.

 ** Previously filed.


*** Filed herewith.


ITEM 17. UNDERTAKINGS.

     Rule 415 Offering. The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Filings Incorporating Subsequent Exchange Act Documents by Reference. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     Request For Acceleration of Effective Date. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this registration statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cleveland, State of Ohio, on the 8th day of September, 1998.


                                          REALTY REFUND TRUST
                                          an unincorporated Ohio real estate
                                          investment trust (Registrant)

                                          By: /s/ JAMES F. WIRTH
                                            ------------------------------------
                                            James F. Wirth
                                            Chairman, President and Chief
                                              Executive Officer

                                          By: /s/ GREGORY D. BRUHN
                                            ------------------------------------
                                            Gregory D. Bruhn
                                            Executive Vice President, Chief
                                              Financial Officer,
                                              Treasurer and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                              TITLE                        DATE
             ---------                              -----                        ----

/s/ JAMES F. WIRTH                   Trustee, Chairman, President and     September 8, 1998
-----------------------------------  Chief Executive Officer
James F. Wirth

/s/ GREGORY D. BRUHN                 Trustee, Executive Vice President,   September 8, 1998
-----------------------------------  Chief Financial Officer,
Gregory D. Bruhn                     Treasurer and Secretary

*                                    Trustee                              September 8, 1998
-----------------------------------
Marc E. Berg

*                                    Trustee                              September 8, 1998
-----------------------------------
Lee J. Flory

*                                    Trustee                              September 8, 1998
-----------------------------------
Edward G. Hill

* Signature by Gregory D. Bruhn as   Attorney-in-Fact under Power of      September 8, 1998
  Attorney-in-Fact under Power of    Attorney
  Attorney

 /s/ GREGORY D. BRUHN
 ----------------------------------
 Gregory D. Bruhn

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
  4.1     --   Form of Common Stock Certificate.**
  5.1     --   Opinion of Thompson Hine & Flory LLP.***
  8.1     --   Opinion of Thompson Hine & Flory LLP as to Tax Matters.***
 10.1     --   First Amended and Restated Agreement of Limited Partnership
               of RRF Limited Partnership dated January 31, 1998.**
 10.2     --   Advisory Agreement dated as of January 31, 1998, between RRF
               Limited Partnership and Mid-America ReaFund Advisors, Inc.
               (incorporated by reference to Exhibit 10(a) of the
               Registrant's Form 10-K for the year ended January 31, 1998, filed with the Securities and Exchange Commission on May 18,
               1998).*
 10.3     --   Employment Agreement dated as of January 31, 1998, between the Company and James F. Wirth (incorporated by reference to
               Exhibit 10(b) of the Registrant's Form 10-K for the year
               ended January 31, 1998, filed with the Securities and
               Exchange Commission on May 18, 1998).*
 10.4     --   Formation Agreement among the Company, Mid-America ReaFund
               Advisors, Inc., Alan M. Krause, James H. Berick, Hospitality
               Corporation International, InnSuites Hotels, L.L.C., James
               F. Wirth, Tucson Hospitality Properties, Ltd., Yuma
               Hospitality Properties, Ltd., Baseline Hospitality
               Properties, Ltd., Northern Phoenix Investment Limited
               Partnership, Ontario Hospitality Properties Limited
               Partnership, Hulsey Hotels Corporation and Buenaventura
               Properties, Inc. (incorporated by reference to Exhibit 2.1 of the Registrant's Form 8-K, filed with the Securities and
               Exchange Commission on February 17, 1998).
 10.5     --   Contribution Agreement dated as of February 1, 1998, between
               James F. Wirth, Gail J. Wirth and RRF Limited Partnership
               (incorporated by reference to Exhibit 2.1 of the
               Registrant's Form 8-K, filed with the Securities and
               Exchange Commission on March 16, 1998).
 10.6     --   Agreement of Purchase and Sale and Joint Escrow Instructions
               dated March 20, 1998, between Lafayette Hotel, LLC and RRF
               Limited Partnership (incorporated by reference to Exhibit
               2.1 of the Registrant's Form 8-K/A, filed with the
               Securities and Exchange Commission on May 27, 1998).
 10.7     --   Contribution Agreement dated as of June 1, 1998, among James
               F. Wirth, Steven S. Robson and RRF Limited Partnership
               (incorporated by reference to Exhibit 2.1 of the
               Registrant's Form 8-K, filed with the Securities and
               Exchange Commission on September 2, 1998).
 23.1     --   Consent of Thompson Hine & Flory LLP (included in Exhibits
               5.1 and 8.1).***
 23.2     --   Consent of Arthur Andersen LLP.***
 23.3     --   Consent of Michael Maastricht, CPA.***
 24.1     --   Power of Attorney.**
 99.1     --   Form of Percentage Lease.**


---------------
  * Management contract or compensatory plan or arrangement required to be filed as an exhibit hereto.

 ** Previously filed.


*** Filed herewith.